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05010101

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OJSC Volga Telecom

*CURRENT ADDRESS

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4642 FISCAL YEAR 12-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 8/1/05

12g3-2(b)
82-4642

APPROVED

By the annual general meeting of stockholders of Open Joint Stock Company “VolgaTelecom”
June ___, 2005

Minutes № ____ of July ____, 2005

The Chairman of the Meeting,
General Director of OJSC “VolgaTelecom”

______________________ S.V. Omelchenko

12-31-04
AR/S

ANNUAL REPORT
of
Open Joint Stock Company
“VolgaTelecom”
for 2004

Nizhny Novgorod, 2005

ANNUAL REPORT OF OJSC "VOLGATELECOM" FOR 2004

Full brand name:
Open Joint Stock Company "VolgaTelecom"

Location:
603000, Nizhny Novgorod, Maxim Gorky sq., Post House

The date of the state registration of the Company and the registration number:
The date of the state registration – December 15, 1993,
The registration number – 448 (City's department of Nizhny Novgorod registration chamber of the Committee for managing city's property and land resources of the Administration of Nizhny Novgorod city).

WELCOMING REMARK OF THE GENERAL DIRECTOR

Dear shareholders!

Let me represent to your attention the annual report which will acquaint you with the results of OJSC "Volgatelecom" activity for year 2004.

OJSC "VolgaTelecom" today is a dynamically developing competitive enterprise. Stable growth of the Company is ensured not only by technical upgrading and introduction of advanced technologies, but also by goal-directed activity to create transparent structure of management, centralization of financial flows, aggressive marketing policy and creation of favorable environment for customers' service.

Actively introducing modern technologies and the equipment of leading manufacturers over the last years we have created a good stock for the future – technical basis for the development of promising communication services and business expansion. This allows for the Company not just to retain the leading positions in major segments of telecommunications market, but with certainty to win the market of value-added services. The fact that the number of Internet users in 2004 increased from 186 thousands to 341 thousand speaks for itself. The potential of the consolidated company allows us to realize large-scale projects, such as the construction of inter-regional data transfer network, intellectual network and the development of NGN-based communication infrastructure.

The Company's budget for 2004 is implemented; all economic performances exceeded the scheduled ones. The volume of investments in 2004 amounted to record sum – about 7 billion rubles. As a result of new construction, reconstruction and expansion of local telephone networks the commissioning of PBX installed capacity made out 540 thousand numbers, over 2,5 thousand km of fiber-optic communication lines were laid and digitalization level of the Company's network reached 56,5%.

During the last years the capitalization increased more than 2 times, our Company is constantly represented in the ratings of the largest companies estimated by their market price; as of today the analysts evaluate OJSC "VolgaTelecom" as one of the most attractive companies at telecom market of Russia.

I sincerely thank team-oriented communication men from OJSC "VolgaTelecom" for their industry and the Company's shareholders and partners for their faith and support.

Summing up and analyzing the results of the activity one may say with confidence that but telecommunication infrastructure of the region – which is one of the most important components of social and economic life of the society.

Sincerely yours,
General Director of
OJSC "VolgaTelecom" S.V. Omelchenko

I. REPORT OF THE BOARD OF DIRECTORS

1.1. Overall assessment of the results of the Company's financial and economic activities in the report year.

By the results of the last two years OJSC "VolgaTelecom" is the most dynamically developing company among inter0regional companies of OJSC "Svyazinvest" holding, and also one of the leaders of economic growth in the regions of the Volga Federal district. The Company's lead concerns both the rates of technical development and economic performances. In 2004 having increased the volume of capital investments almost 1,5 times the Company actively developed actually all the sub-industries of telecommunications – traditional telephony, backbone and intrazonal transmit systems, value-added services, and in particular Internet access, IP-telephony, VPN, intellectual networks services, Call-centers and cable TV. OJSC "VolgaTelecom" management pays great attention to the development of value-added services which should ensure weighty input to the Company's projected growth in the future.

Consolidation in 2002 of 11 regional communication operators allowed for creating competitive company, for retaining dominant position actually in all the segments of telecom market of the regions of the Volga Federal district. OJSC "VolgaTelecom" market strategy is aimed to form and realize competitive services, to get maximum profit and to increase the investments efficiency, and in the long run to meet consumer demand for communication services to the utmost.

The Company's customers were able to feel in full the advantages of consolidation. The growth of new numbering capacity commissioning expedited the solving of the problem of telephone installation for the residents of the Volga Federal district regions. In addition, introducing state-of-the-art equipment and most advanced technologies the Company consistently improves the quality of services and expands their range. This allows for bringing the level of business and quality of life to a new pitch.

The Company bears considerable social load and in a number of regions it is forming their local budgets. In 2004 the taxes paid by the Company to the budgets of various levels increased by 24% vs. 2003.

The shareholders also benefited from the consolidation – OJSC "Volgatelecom" equity cost increased considerably which is important for all the holders of the Company's securities. The Company became more attractive for the investors having increased capitalization and market cost of the shares. The price of shares for 2003 - 2004 increased over 2,5 times.

Traditionally OJSC "VolgaTelecom" pays great attention to the development of relations with investors, to the improvement of corporate governance, its exposure and transparency. The Company's Board of directors approved underlying documents for the relations with shareholders: the Code of corporate governance, Provision on dividend policy, Provision on corporate governance committee with the Board of directors, Provision on strategic planning committee with the Board of directors. The specified documents establish more clear and transparent rules of work with investors which make the Company's business obvious and transparent for shareholders and for the investment community upon the whole.

OJSC "VolgaTelecom" consistently improves its financial-economic policy, optimizes management structure which is built with regard to modern requirements of international busi-

In 2004 OJSC "VolgaTelecom" met budget targets for operating surplus, balance sheet profit and net profit. In 2004 sales profit cost efficiency for the entire company is 40,3 %, income before tax cost efficiency - 22,5 % and net profit cost efficiency - 15,5 %.

After consolidation the performances of the Company's activity efficiency have stable tendency for growth – the rate of growth of revenues per an employee is at least 130% per year (379 000 rubles in 2004), the number of lines per an employee made out 88, during two years the load per an employee increased by 25%. Every year the prime cost of 1 ruble of revenues reduces and in 2004 it amounted to 71 kopeck. In 2004 EBITDA increased by 16 %.

1.2. Data on the Board of directors' activity as regards the enforcement of priority trends of the Company's development, on the sessions of the Board of directors, the committees with the Board of directors and the most important administrative actions adopted at these sessions.

The Board of directors exercises strategic management of the Company and efficient control over the activity of its executive bodies in order to ensure long-term stable development of the Company and to get benefit from this activity by the shareholders. It makes decisions on active cooperation of the Company with investors, creditors and other interested parties in order to increase the growth of the Company's capital, including the growth of its assets, the price of shares and other securities, and to enhance the Company's image.

On March 11, 2004 the Board of directors approved the Company's budget for 2004, approbated "Marketing strategy of OJSC "VolgaTelecom" development to 2007", approved the Code of corporate governance of OJSC "VolgaTelecom".

The committees with the Board of directors were established for its efficient functioning (for the term of its powers); these committees realize the functions for corporate governance, staff and remuneration, for budget and investment planning. The Provisions on these committees were approved.

On July 20, 2004 the Board of directors:

Formed the Company's Management board consisting of 14 persons with the term of powers till July 15, 2005. The Management board consists of: Lyulin Vladimir Fedorovich – the Chairman of the Management board, members of the Management board: Kirillov Alexander Ivanovich, Sipatova Taisiya Mikhailovna, Grigorieva Lyubov Ivanovna, Vystorop Vasilyi Petrovich, Dyakonov Mikhail Vasilievich, Sklyarov Ivan Petrovich, Evdokimov Oleg Lvovich, Petrov Mikhail Victorovich, Elkin Sergey Leonidovich, Korolkov Oleg Animpadistovich, Shchukina Elvira Konstantinovna, Popkov Nikolai Ivanovich, Kormilitsyna Lyudmila Alexeevna.

On July 29, 2004 the Board of directors formed the following committees with the Company's Board of directors for the term of its powers: the Committee on corporate governance, the Committee for strategic development, the Committee for staff and remuneration and the Committee for audit. The basic goal of establishing the Committees with the Company's Board of directors is to increase the efficiency and to improve the quality of the Board of directors' activity. The Committees preliminarily considered the issues related to their competence and elaborated recommendations to the Board of directors on these issues. On some issues the requests were made to the Company's General Director to provide additional information and also to the chairmen of relevant Committees.

In 2004 the Committees with the Company's Board of directors held the following sessions:

- the Committee on corporate governance – 9 sessions, 23 issues were considered;
- the Committee for staff and remuneration – 13 sessions, 33 issues were considered;
- the Committee for budget and investment planning – 5 sessions, 10 issues were considered;
- the Committee for audit – 4 sessions, 8 issues were considered;
- the Committee for strategic development – 5 sessions, 29 issues were considered.

On August 19, 2004 Pokrovskaya N.I. was appointed the Company's Corporate secretary, its duties are to ensure interaction with executive bodies and the Board of directors, to ensure the Board of directors' activity; the Provision on Corporate secretary and the back office of the Company's Corporate secretary was approved.

On September 24, 2004 the Board of directors approved: the Provisions on the Committees with the Board of directors in new wording; changes were introduced to the code of corporate governance of OJSC "Volgatelecom".

On October 26, 2004 the Board of directors approved the adjustment of OJSC "VolgaTelecom" budget for quarters 3-4 of year 2004; "Model of OJSC "VolgaTelecom" affiliate business reorganization" and considered "Strategy of OJSC "VolgaTelecom" cellular business development".

On November 16, 2004 the Board of directors approved the terms and conditions of the contract concluded by OJSC "VolgaTelecom" with the Company's auditor – CJSC "Ernst&Young Vneshaudit"; it also defined the size of payment for services under the contract for the audit of financial reporting as per Russian Accounting Standards and for the audit of the reporting as per IFRS, and also the procedure of reimbursement of overhead costs in accordance with the terms and conditions of the contract. It was noted that in order to optimize the costs for the audit OJSC "VolgaTelecom" would conclude trilateral contract with CJSC "Ernst&Young Vneshaudit" and CJSC "BDO Unicon" to render consulting services to fulfill agreed procedures in regard of reporting of the Company's branches required for CJSC "Ernst&Young Vneshaudit" for the purposes of conducting the audit and giving the audit opinion on the reporting prepared in accordance with Russian and International Financial Reporting Standards, with the payment of services under this consulting contract.

On November 22, 2004 by the majority of votes the Board of directors defined the implementation of unified automated settlement system in the Company as a priority trend of the Company's activity. In accordance with the materials of LLC "IBM Eastern Europe/Asia" the estimated cost of this implementation was defined in the amount of US$61 920 000.

On December 22, 2004 the Board of directors approved the Company's accounting policy for year 2005 as per RAS and the draft of the accounting policy as per IFRS for year 2004.

1.3. Judgment of the auditor's report for the Company's accounting reporting for the past year prepared by the Committee for audit with the Company's Board of directors.

The Committee for audit at its session held on 29.04.2005 considered the report of the Company's auditor based on the results of the check of the accounting reporting for year 2004 and came to a decision to note the auditor's report of the Company (final wording of this item will be provided to the Board of directors).

II. MAJOR CORPORATE EVENTS IN 2004

Brief information month after month (quarter after quarter) of the year:

2.1. About holding general meetings of shareholders (annual and extraordinary ones).

On June 22, 2004 the annual general meeting of shareholders of OJSC "VolgaTelecom" was held; the meeting:

1. Elected the Board of directors consisting of 11 persons:

Table 1.

Yurchenko Evgenyi Valerievich	The Chairman of the Board of directors, Deputy to the General Director of OJSC "Svyazinvest"

Andreev Vladimir Alexandrovich	Rector of Povolzhsky state academy of telecommunications and informatics
Bobin Maxim Victorovich	Chief of legal department of Moscow's representation office of "NCH Advisors, Inc."
Grigorieva Alla Borisovna	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Svyazinvest"
Degtyarev Valeryi Victorovich	General Director of OJSC "Tetrosvyaz"
Dudchenko Vladimir Vladimirovich	Chief of analytical section of Moscow's representation office of "NCH Advisors, Inc."
Lyulin Vladimir Fedorovich	General Director of OJSC "VolgaTelecom"
Romskyi Georgyi Alexeevich	Deputy to the General Director of OJSC "Svyazinvest"
Savchenko Victor Dmitrievich	Director of the Department of legal provision of OJSC "Svyazinvest"
Fedorov Oleg Romanovich	Executive director, corporate finances of CJSC "Joint financial group"
Chernogorodskyi Sergey Valerievich	Director of the Department of joint-stock capital of OJSC "Svyazinvest"

2. Elected the Auditing committee consisting of 5 persons:

Table 2.

Belyaev Konstantin Vladimirovich	The chairman of the Auditing committee, OJSC "Svyazinvest" chief accountant
Alekhin Sergey Imanovich	Chief expert of the Department of internal audit of OJSC "Svyazinvest"
Degtyareva Elena Petrovna	Lead expert of the Department of communication of OJSC "Svyazinvest"
Tikhonov Sergey Vladimirovich	Main specialist of the Department of internal audit of OJSC "Svyazinvest"
Frolov Kirill Victorovich	Deputy to the director of the Department of internal audit of OJSC "Svyazinvest"

3. Approved the size of dividends:

- per one ordinary share - 0,9186 ruble.
- per one preferred share - 2,4510 rubles.

The dividends payment on each category of shares starts on 15.07.2004.

The dividends payment on ordinary and preferred shares ends on 15.12.2004.

4. Introduced changes and addenda to the Charter and to the Provision on the Company's Board of directors; introduced changes to the Provision on the Management board and to the Provision on the Auditing committee of the Company.

5. Approved accounting statement of OJSC "VolgaTelecom" for year 2003:

Table 3.

	Balance-sheet item	As of the beginning of the report period	As of the end of the report period
	Assets		
1.	Non-current assets	13370555	17990554
2.	Current assets	2263911	3138837
	Balance	15634466	21129391
	Liabilities		
		11260849	12954268

4.	Long-term liabilities	1073582	3394273
5.	Short-term liabilities	3291035	4780850
	Balance	15634466	21129391

Approved profit and loss statement of OJSC "VolgaTelecom" for year 2003:

Table 4.

	Statement's item	For the report period	For similar period of the past year
1.	Proceeding of sales of goods, products, work and services	14677305	10967595
2.	Prime cost of sales of goods, products, work and services	10471151	7796630
3.	Sales profit	4206154	3170965
4	Net profit	2009438	1241307

The correlation of the cost of net assets and the size of the charter capital made out 802,8 %.

Reliability of accounting statement of OJSC "VolgaTelecom" was confirmed by audit company "Ernst&Young Vneshaudit".

2.2. About the approval of the budget for year 2004, of the strategies and programs of the Company's development.

The Company's budget for 2004 was approved by the Board of directors in March (minutes № 30 of 11.03.2004).

In June of the past year the Board of directors considered and approved the Concept of budgeting system, including regulations of the budget process of the Company (minutes № 40 of 07.06.2004).

Due to the changed conditions of the Company's activity the budget was adjusted; the adjustment was approved by the Board of directors on October 26, 2004 (minutes №10 of 26.10.2004).

The main reasons that affected the necessity of making the adjustment were:

- the changes of time of tariffs increase. Instead of July 1, 2004 the tariffs were increased since October 1, 2004;
- the changes in Instructional guidelines for forming the reserves; according to these guidelines the Company formed the reserve for doubtful debt for privileges granted in quarter 4 of year 2004;
- the changes in Instructional guidelines for reflecting indebtedness under credits and loans;
- the increase of investments volume.

On March 11, 2004 the Board of directors approved "Marketing strategy of OJSC "VolgaTelecom" development to year 2007".

On October 26, 2004 the Board of directors approved "Strategy of OJSC "VolgaTelecom" cellular business development" and "Model of OJSC "VolgaTelecom" affiliate business reorganization". The purpose of OJSC "VolgaTelecom" cellular business development is to strengthen the positions at the market of cellular communication of the region, to enhance the efficiency of cellular business, competitive advantages of GSM-assets of OJSC "VolgaTelecom" by integrating mobile and fixed line communication. This will result in the increase of financial performances, the growth of cost-efficiency and capitalization of OJSC "Volgatelecom".

On November 6, 2004 the Management board approved "Basic principles of managing affiliate business of OJSC "VolgaTelecom".

On November 27, 2004 the Board of directors approved "The outlook of economic development of OJSC "VolgaTelecom" to year 2010".

2.3. About participation in road-shows, large exhibitions and conferences.

In 2004 OJSC "VolgaTelecom" took part in a number of large special conferences:
- On April 27-29, 2004 in Sochi town the Company took part in the 7-th International conference "Development of telecommunications in Russia";
- On June 30 – July 5, 2004 in Samara city the Company participated in the 6-th All-Russia scientific-practical conference "Internet and electronic district";
- On August 24-26, 2004 In Nizhny Novgorod (Post House) the company took part in the 4-th International conference "System-network solutions and the equipment for building NGN-based communication networks (NGN-2004)";
- On October 20-23, 2004 OJSC "VolgaTelecom" exhibited at "Infocom-2004";
- On November 15-17, 2004 in Saint Petersburg the Company took part in the 9-th International conference "Adam Smith Conferences "Telecommunications in Russia".

Within the terms of executing the Program of IR and development of secondary market of OJSC "VolgaTelecom" shares approved by the Board of directors for year 2004, the Company participated in road-shows and also in a number of large conferences:
- On January 29, 2004 in Moscow the Company took part in the 1-st annual conference on the issues related to the Company's activity in the area of Investor Relations, and in solemn ceremony of prize distribution in IR area organized by "Investor Relations Magazine" (UK) in co-operation with Society of Experts in IR;
- On March 16-17, 2004 the road-show was conducted in the USA (New York). The result of the Company's participation in 2-days series of meetings organized by "Brunswick UBS", the Company's representatives had the meetings with CEOs of 25 largest investment funds from the USA: GE Asset Management, Libra Advisors LLC, Prince Street, Morgan Stanley, Firebird Management LLC, Brunswick UBS, UBS Investment Bank, Trust Company Of The West, Emergingmarkets, Sanford Bernstein, American Century, BPI Global Asset Management, Artisan Partners, Oaktree Capital Management LLC, Citigroup Asset Management, Founders, Artha Capital, Everest Capital, Marsico Capital Management LLC, Columbia Management Group, Andor Capital Management, Batterymarch, Tiger Technology Management LLC and others. In the course of the meetings the presentation about the Company's operations and financial-economic activity was made, the participants discussed the issues of current status of the enterprises in Russia and the problems they face as well as their potential solutions and the outlook of the enterprises development;
- On September 27-29, 2004 the Company participated in the discussion "The future of wire-line communication" within the terms of a "round table" of telecom section at the annual Moscow conference "Brunswick UBS" for leading Russian enterprises and the world largest finance and investment companies and made the presentation about the Company's operations and financial-economic activity, about its development strategy and plans for the future. Also, within this forum "one-to-one" meetings were held with representatives of three foreign investment funds, in the course of these meetings the issues of current status and the outlook of OJSC "VolgaTelecom" development were discussed;
- On November 24, 2004 the Company took part in conference "Corporate governance: current tasks and practical solutions", organized by Russian Academy of Business and Entrepreneurship with the support of National Council for corporate governance, the conference was held in Moscow in Small hall of the Administration of the President of Russian Federation. The main purpose of the conference was promotion and assistance of efficient implementation of modern standards of corporate governance to the practice of large and medium regional business.

2.4. About top management meetings with investment companies and funds.

In 2004 the Company held regular meetings and organized conference-calls with Russian and foreign analysts, with representatives of foreign and Russian investment companies and funds. The meetings were held both in the Company's headquarters in Nizhny Novgorod and in Moscow:

- On June 4, 2004 in Moscow the meeting, organized by "Brunswick UBS", was held with a group of analysts and investment portfolio managers of 10 large foreign investment funds: ADAM, Balyasny Asset Management, Blue Ridge Capital, Brummer & Partners, Goldman Sachs, Newton, Norges, Robeco, Smith Management, UBS. The purpose of the visit was to understand the current status and the development outlooks of Russian telecom industry companies successfully operating under new economic conditions. In the course of the meeting the Company made the presentation about its operating and financial-economic activity;
- On June 15, 2004 conference call was held with the manager of "Standard Pacific" fund investing in emerging markets, the call was organized by "UFG" company;
- On June 16, 2004 in Moscow the meeting was held with investment portfolio manager and analyst of "Schroder Investment Management" company, the meeting was also organized by "UFG" company;
- On June 24, 2004 in the Company's office in Nizhny Novgorod the meeting was held with executive director and lead financial analyst of "UBS Global Asset Management" investment fund, the meeting was organized by "Brunswick UBS". The purpose of the visit was to understand the current status and the development outlooks of Russian telecom industry companies successfully operating under new economic conditions, as well as Russia's economy, policy and investment environment upon the whole. At the meeting the Company made the presentation about its operating and financial-economic activity, the strategy of its development and the plans for the future;
- On June 24, 2004 in the Company's headquarters investment bank "ING" organized the meeting with CEOs (portfolio managers and directors of Russian fund) of "JPMorgan Fleming" investment fund and with "ING" company representatives. The purpose of visiting the largest Russian companies was to understand the current status and the development outlooks of these companies in order to make decision regarding further investment strategy of the fund. At the meeting the Company made the presentation about itself and its activity;
- On July 6, 2004 Internet-conference was held on the issue of summing up the Company's activity for 2003 in accordance with RAS. The Internet-conference was organized by "FINAM" company;
- On July 8, 2004 in the Company's headquarters the meeting was held with portfolio manager of "FIM Russia" investment fund and also with a private investor of the fund; the meeting was organized by "Brunswick UBS". The purpose of the visit was to understand and to learn the current status and strategic plans of successfully developing Russian companies. At the meeting the Company made the presentation about its operating and financial-economic activity, about the strategy of its development and the plans for the future;
- On July 22, 2004 ING Bank (Eurasia) organized in Nizhny Novgorod the meeting with analysts and CEOs from 5 Russian investment companies and foreign investment funds: Alfa-Capital, Troika, ING, Fidelity, and Prosperity. In the course of the meeting the participants discussed the issues related to operating and financial activity of the Company, the strategy of its development and the plans for the future;
- On August 3, 2004 conference call was held with portfolio manager and lead analyst for telecom sector of multinational investment fund "Capital Group", the call was organized by "Brunswick UBS", in the course of the call the Company's presentation about its activity results was discussed;
- On September 7, 2004 conference call was held on the issue of submitting the Company's results and its financial statement for 2003 as per IFRS. The call was initiated by "Brunswick UBS". In total 46 Russian companies and foreign funds who registered their participants were connected to the conference call;
- On September 9, 2004 in the office of "Sovlink" company in Moscow 3 meetings were held with analysts from 6 investment companies and funds (portfolio investors) acting on Russia's

territory: "Sovlink", Kalchuga, PLO Global, Kazimir Partners, Nikoil Asset Management, Rosneft Asset Management. In the course of the meetings the Company made the presentation of the results of its activity and financial statement for 2003 as per IFRS, the issues related to the outlooks for 2004, the Company's development strategy and the plans for the future were discussed;

- On September 22, 2004 conference call was held with representatives from "Merrill Lynch" and "Oaktree" companies, organized by "Merrill Lynch". In the course of the call the participants discussed the issues related to current performances of the Company's financial reporting and the outlooks for these performances based on the results for 2004 as per RAS and IFRS;
- On October 22, 2004 conference call was held with portfolio manager and analyst from "Goldman Sachs". In the course of the call the participants discussed the issues related to current performances of the Company's financial reporting and the outlooks for these performances based on the results for 2004 as per RAS and IFRS, as well as scheduled financial performances for 2005 and the strategy of the Company's development for the next year;
- On October 27, 2004 in the Company's headquarters the meeting was held with analysts from "Sovlink" company, the participants discussed the issues related to current status of the Company's cellular business and the outlooks of its development;
- On November 24, 2004 in the Company's headquarters the meeting was held with analysts from the largest investment company "Charlemagne Capital Ltd" and CJSC "United financial group", the meeting was organized by "United financial group". Question area of the meeting was to understand deeper the tendencies of the Company's development in anticipation of the coming year of 2005;
- On November 30, 2004 in the Company's headquarters the meeting was held with managing director of largest investment company "Maverick Capital", with director for European telecom market from "Deutsche Bank AG London" and with telecom analyst from "United financial group", the meeting was organized by "United financial group". Question area of the meeting was to understand deeper the tendencies of the Company's development in anticipation of the coming year of 2005;
- On December 7, 2004 in the Company's headquarters the meeting was held with telecom market analysts from "Unifund" and "Renaissance Capital", organized by the latter. At the meeting the participants discussed the issues related to understanding of the Company's development tendencies: preliminary results of the year, the plans and the outlooks for 2005, long-term strategy of business development, investment and marketing strategy, tariffs, etc.
- During the year the Company provided to analysts the information about the Company's current activity and its financial performances, as well as comments to the issues of interest to the analysts over the phone or by e-mail.

2.5. About IR.

During 2004 the Company continuously worked with its investors: timely replies to requests, consultations as regards the work with the Company's registrar, with transfer-agents, provision of information and reporting about the results of the Company's activity, provision of copies of constituent documents and other internal documents of the Company, timely publication of information at the Company's web-site in Internet in section "For Investors and shareholders", preparation and provision of presentation materials at the meetings with analysts and CEOs of investment companies and funds, and other events.

2.6. About obtaining (revision) of credit rating and of corporate governance rating.

In April 2004 international rating agency "Standard & Poor's" included corporate governance rating (CGR) 5,8 granted to the Company into the list of Governance Watch ("CGR for revision) with the outlook "Negative" due to retirement of present General Director and probability of solving the issue of replacement of the General Director by the Company's Board of directors without taking into account the opinion of independent directors when discussing the candidate.

In June-July 2004 the Company carried out active work with rating agency "Standard & Poor's", the result of that activity was that on August 10, 2004 Corporate Governance Ratings Services of "Standard & Poor's" confirmed the Company's corporate governance rating at CGR-5+ level and excluded it from Governance Watch list ("CGR for revision"). Simultaneously, "Standard & Poor's" raised OJSC "VolgaTelecom" rating as per Russian scale from CGR-5,8 to CGR-5,9.

On December 24, 2004 Corporate Governance Ratings Services of "Standard & Poor's" reduced CGRs of six Russian wire-line phone operators controlled by OJSC "Svyazinvest", including OJSC "VolgaTelecom" CGR was reduced from CGR-5+ (CGR-5.9 as per Russian scale) to CGR-5 (CGR-5,1 on Russian scale).

On February 25 and September 16, 2004 as a result of work carried out by leading international rating agency "Standard and Poor's" it published the reports with the Company's credit rating, the reports confirming international long-term credit rating at b" level, outlook "Stable".

Long-term credit rating of the Company and ruble issue of the Company's bonds in the amount of 1 billion rubles with the time for repayment in February 2006 was also kept for 2004 by "Standard & Poor's" at "ruA-" level on Russian scale.

2.7. About placing bonded loans.

In 2004 the Company did not place bonded loans.

2.8. Information about IR events and development of secondary market of shares (description of major events).

During 2004 OJSC "VolgaTelecom" continued goal-oriented activity aimed at improving informational and investment transparency of the Company in order to increase the market price of its shares and to promote the Company at capital markets by way of methodical efforts with investment community.

Within the terms of fulfilling the Program for IR and development of secondary market of OJSC "VolgaTelecom" shares (hereinafter the Program) approved by the Company's Board of directors for 2004, the following major events should be mentioned:

- The information of Russian and English versions of the Company's corporate web-site is constantly updated. Wherever possible the information in both the versions is given simultaneously. In the course of the site operation its structure is corrected in order to present the information in the best way for simplicity and convenience of its finding and apprehension.
- The results of the activity of the first quarter, of half of the year and of nine months of 2004 as per RAS were given at the Company's corporate web-site, and forwarded by request to investment companies and analysts.
- Prepared materials about the Company's activity: the issuer's quarterly reports, communications on material facts of the Company's financial-economic activity, communications on the data that may have material effect on the cost of the Company's securities, the lists of affiliated persons/entities, the Company's profiles prepared on quarterly basis, communications on the results of the Company's current activity, all these materials are available at the Company's corporate web-site.
- Regular meetings are held and conference calls are organized with Russian and foreign analysts, with representatives of foreign and Russian investment companies and funds.
- The Company's employees participate in subject conferences (these events were referenced above).
- During the year the analysts were provided the information about the Company's current activity and its financial performances, as well as the comments to the issues of interest to the

- During the year the list of analysts and investors with whom the Company is constantly cooperating was updated.
- Within the terms of activities to support acting program of level 1 ADR the materials in English for the general meeting of shareholders (notice, voting bulletins, drafts of documents for the approval by the general meeting of shareholders, the Company's accounting statement as per RAS and checked by the auditor, the draft of the annual report, etc.) were distributed via JPMorgan Bank; the materials based on the results of voting by the Company's ADRs holders were prepared; the following documents in English were distributed to the Company's ADRs holders via JPMorgan: the booklet of the Company's annual report for year 2003, informational reports for investors for quarter 1 of 2004, issuer's quarterly reports, communications on material facts about the Company's financial-economic activity, the lists of affiliated persons/entities, published in mass media notifications about holding general meeting of shareholders and about the results of the general meeting holding, communications about current activity of the Company, the minutes of the Company's shareholders meetings for year 2003, resolutions about the issue and the report about the results of the Company's bonds issue, and so on; the Company's documents in English were forwarded to the USA SEC; the information of the English version of the Company's web-site was constantly updated; within the terms of the agreement with JPMorgan the funds spent by the Company for preparation of information memorandum by CJSC "IK ABK" were claimed for reimbursement.
- Within the activities for the development of shares market and the program of "VolgaTelecom" ADRs in order to improve the informational transparency of the Company and to provide more exhaustive and adequate information about the Company to the investment community, the Company jointly with CJSC "IK ABK" completed the work on the Company's research and writing the information memorandum. The work resulted in conducting comprehensive research of OJSC "VolgaTelecom" and preparation of information memorandum in Russia and in English with its distribution among Russian and foreign analysts and investors (the memorandum booklet was sent to 390 addresses, by e-mail the memorandum was distributed to 247 addresses), and the analytical note with CJSC "IK ABK" recommendations regarding the Company's shares was issued.
- In order for the Company to get in the future on the listing of one or several international stock exchanges (at New York stock exchange, at NASDAQ, at London and Frankfurt stock exchanges) within the activities for preliminary legal analysis of the Company with a view of its compliance with the requirements of international stock exchanges imposed when getting on the list, jointly with Russian legal company LLC "Monastirskiy, Zuba, Stepanov and Partners. Legal services in CIS" acting in consortium with legal adviser – "SHEARMAN & STERLING" the work was completed on conducting the analysis and elaborating recommendations and activities for the procedure for the Company to get on the listing. The work resulted in conducting legal analysis and preparing the report based on the results of the analysis; the report was prepared in the form of Memorandum in Russian and in English and included: recommendations for selecting an International stock exchange to get on its listing, recommendations for selecting the listing instrument, the analysis of estimated costs for conducting the listing, schedule of measures required for getting on the listing at recommended stock exchange, recommendations for selecting the optimum approach for conducting the listing under various scenarios of presumed privatization.
- In 2004 the Company's IR employees improved their qualification. They participated in the following events:

- The 1-st annual conference on the issues related to the Company's activity in the area of Investor Relations, and in solemn ceremony of prize distribution in IR area organized by "Investor Relations Magazine" (UK) in cooperation with Society of Experts in IR, the conference and award ceremony were held in Moscow on January 29, 2004;
- Workshop for a group of communication companies of OJSC "Svyazinvest" holding on

New requirements to the standards of the securities issue", the workshop was organized by OJSC "Svyazinvest" and held in Moscow on March 31, 2004;

- Training in "IR activity" , it was organized by "United Financial Group" and "Ansdell" and held in London on April 16-19, 2004;
- Workshop-training for a group of communication companies of OJSC "Svyazinvest" holding on the subject "Advanced technologies for communicating with investment community", organized by "Ansdell" and held in Adler town (Russia) on September 27-28, 2004;
- Workshop for a group of communication companies of OJSC "Svyazinvest" holding on the subject "Affiliated persons/entities, securities issue, problems of holding general meetings of shareholders", the workshop was organized by OJSC "Svyazinvest" and held in settlement Olginka of Krasnodar Territory on September 30 – October 2, 2004.

- Based on the results of the annual general meeting of stockholders held in June 2004 the booklet of the Company's annual report for 2003 was printed, it was published at the Company's corporate web-site and its 268 copies were sent to the addresses of the investment community.

- On September 6, 2004 in the Company's headquarters in Nizhny Novgorod the meeting was held with managing director of the department of business development for Russia and CIS of NASDAQ system in order to discuss the possibility of the Company to get on NASDAQ listing and to discuss the strategic changes that had occurred in this system.

- In December 2004 the Company filed the application to CJSC "Stock Exchange Moscow's Interbank Currency Exchange" (CJSC SE MICEX) to include the Company's ordinary and preferred shares and BT-1 series bonds in Quotation list "A1" of CJSC SE MICEX (currently ordinary and preferred stock and BT-1 series bonds of the Company are in Quotation list "A1" of CJSC SE MICEX).

- In December 2004 the Company filed the application to non-commercial partnership "Stock exchange RTS" (NCP SE RTS) and to OJSC "Stock exchange RTS" (OJSC SE RTS) to include the Company's ordinary and preferred shares and BT-1 series bonds in Quotation list "A2" of both the sites (currently ordinary and preferred stock and BT-1 series bonds of the Company are in Quotation list "A2" of NCP SE RTS and OJSC SE RTS).

The result of realizing IR activities and development of secondary market of shares during the past year was that market value of OJSC "VolgaTelecom" shares increased by 1,2 times for ordinary stock and by 1, 4 times for preferred stock correspondingly, and the Company's market capitalization grew from US$796 million as of the beginning of the year to US$984 million as of the year end, thus the gain of capitalization made out 24% (the calculation was made on the basis of the tendering results at NCP "Stock exchange RTS").

Chart 1.


Change of OJSC "VolgaTelecom" capitalization in 2004
1000
950
US$ million
900
850
800
750
January 2004
April 2004
July 2004
October 2004
January 2005

2.9. About charity.

In 2004 within the terms of its charity and sponsor activity the Company rendered assistance to Russian organizations in the following main areas:

- Non-government public Fund for field hockey development (during 2004 the Company was the major sponsor of women field hockey team "VolgaTelecom". The team became the champion of Russia, won Russia's Cup and European Championship Cup);
- Russian Fund of communication history (Saint Petersburg);
- Charity assistance to orphan homes;
- Charity assistance to kindergartens;
- Installation of phones for participants and disabled soldiers of the Great Patriotic War (the activity was timed to the celebration of the 60-th anniversary of the Victory in the Great Patriotic War);
- Charity assistance to the Russian Orthodox Church;
- Assistance to preserve monuments of architecture and museums having historical and cultural value;
- Other activities.

2.10. About work with general public, end-users of the Company's new services.

Realization of marketing activities in 2004.

Publicity events:

- Preparation for and participation in international and regional special exhibitions ("Info COM" (Moscow), Nizhny Novgorod, "COMEX" (Yoshkar-Ola), "TekhnoInform 2004"). The main purpose: to create positive image of the Company;
- Advertising campaign to promote OJSC "VolgaTelecom" services:
  - Local communication;
  - DLD & ILD;
  - Access to Internet;
  - Cable TV;
  - Mobile communication (the Republic of Maryi El, Samara oblast);

- Payment methods for services (service telephone card);

- Regional advertising campaigns aimed to promote the services of access to Internet – "Internet for all", "High rate access to internet", "Internet-saloons".
The goal:

  - To increase the number of Internet users;
  - Growth of Internet receipts;

- Image advertising campaign of OJSC "VolgaTelecom" (branding).
The goal:

  - To create favorable image of the Company;
  - To improve the loyalty of existing subscribers;

- Presentations:

  - Presentation of inauguration of Settlement-service centers, of communication centers;
  - Presentation of commissioning of digital PBXs in regions;
  - Presentation of new kinds of communication services;
  - Recognition of the first subscriber of new services of OJSC "VolgaTelecom";
  - Ticker-tape delivery of patent of OJSC "VolgaTelecom" VIP-customer;
  - Recognition of the n-th subscriber;

- Holding of special workshops;
- Sponsor assistance to sports events and youth entertainments.

Activities aimed to improve the efficiency of work with corporate customers and to draw new VIP-customers:

- Activities for connecting GSM 900/1800 cellular operators to PSTN.

Goal: - income acquisition from connecting and servicing alternative operators;

- Activities to provide communication services to government companies and organizations; to state authority bodies, to educational institutions: activities for creating xDSL-based corporate network, PBX connection and provision of access to OJSC "VolgaTelecom" network resources at local level.

2.11. About internal corporate work with the Company's employees.

In 2004 the Company paid great attention to the issues of developing its corporate culture.

During 2004 the Company published monthly corporate issue – newspaper "VolgaTelecom" of the run of 2000 copies.

Last year in Orenburg, Nizhny Novgorod and Chuvashiya Republic branches professional skills contests were held. The winners got the title "The best professional", cash bonuses and gifts. In Kirov branch 61 employees were given the title "Veteran of communication of Kirov branch". In all the branches of the Inter-Regional Company the administration jointly with the trade union carried out the activities dedicated to the Day of Radio – holiday of communication industry workers, to the Victory Day, to the Day of Old People, the veterans of communication were invited to all these events. In Orenburg branch the stand "Corporate achievements" is arranged and is constantly updated, the stand shows the results of emulation between the departments of the branch. The branch in Ulyanovsk constantly issues corporate newspaper "Svyazist".

In Nizhny Novgorod, Orenburg and Chuvashiya Republic branches sports events in football, volleyball, tennis, skis and other sport festivals were arranged for the employees and members of their families.

All in all 7372 thousand rubles were spent for corporate activities in 2004.

III. THE COMPANY'S POSITION IN THE INDUSTRY

In 2004 the actual volumes of telecom market serviced by OJSC "VolgaTelecom" amounted to about 45 billion rubles. The major portion falls on Samara (35,27 %), Nizhny Novgorod (23,13 %) and Saratov regions (8,35 %).

Chart 2.

Regional distribution of telecommunications sector revenues (2004)



Kirov oblast 5%
Republic of Maryi El 2%
Chuvashiya Republic 6%
Ulyanovsk oblast 5%
Republic of Mordoviya 2%
Republic of Udmurtiya 4%
Nizhny Novgorod oblast 23%
Saratov oblast 8%
Orenburg oblast 5%
Samara oblast 35,5%
Penza oblast 4%

As of 01.01.2005 OJSC "VolgaTelecom" share is 39,5% (including cellular business) of all revenues of telecommunications sector.

The percentage of the Company's branches at the market of telecom services of the regions are presented in the Chart below:

Chart 3.


Percentage of a branch in revenues (cellular business including)
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
64,45%
83,54%
73,45%
33,79%
81,91%
50,52%
18,47%
56,83%
63,99%
59,34%
40,07%
Kirov oblast
Republic of Maryi El
Republic of Mordoviya
Nizhny Novgorod oblast
Orenburg oblast
Penza oblast
Samara oblast
Saratov oblast
Republic of Udmurtiya
Ulyanovsk oblast
Republic of Chuvashiya

The task set for the Company at the beginning of 2004 – to preserve its share in telecom market revenues at the level of at least 70% was fulfilled. The Company's share in revenues is 83,7 %. Moreover, this share in local telephone communication and in DLD revenues is 86,6 % and 94,07 % correspondingly (it was supposed to keep it at the level of at least 75 %).

The share of OJSC "VolgaTelecom" in revenues from providing services of access to information resources, cellular communication, IP-telephony, multi-service networks services, etc. remains thus far low – about 67,56 % in recording communication services, 0,91 % - in mobile communication services, 13,48 % - in radio broadcasting and cable TV services of the entire region.

It should be noted that depending on the condition of regional communication market (its maturity, competitive situation, the activity of the branch itself) the shares of branches in regional revenues are differing. So, if in the Republics of Maryi El and Mordoviya there are actually no competitors, then the shares of revenues of the branches in these Republics are fairly high – 98,28 % and 98,57 % correspondingly (the data are provided without regard to cellular communication services).

Only 63,3% of revenues fall on Samara branch (it was supposed to keep the share at the level of 50%). The main reasons of this are strong competitive struggle in the area of providing communication services and maturity of cellular communication market.

OJSC "VolgaTelecom" market share in major trends of its activity as of 01.01.2005 is presented below:

Table 5.

Activity trend	OJSC "VolgaTelecom" share in telecom sector revenues as of 01.01.2005
Local communication	86,6 %
DLD & ILD	94,7 %
Dial-up access to Internet	70,03 %
Dedicated line access	64,76 %

Table 6.

Activity trend	OJSC "VolgaTelecom" market share in physical volumes as of 01.01.2005
Local communication	86,85 %
DLD & ILD	92,12 %
Dial-up access to Internet	68,70 %
Dedicated line access	49,10 %

IV. PRIORITIES IN THE COMPANY'S ACTIVITY

4.1 Major trends of the Company' activity concerning the introduction of services in the area of telematic departments and data transfer, cellular communication, Intelligent networks, Call-centers, cable TV, the employment of technologies when constructing multi-service networks (data transfer networks), the use of equipment of subscriber access, the construction of rings of Inter-station communication network.

In the area of fixed-line communication the Company's priorities are the following:

- Internet and data transfer;
- Services of Intelligent network;
- IP-telephony;
- Cable TV;
- Call-centers.

Internet and data transfer.

Internet services and data transfer networks are the main ones in the structure of this trend. By the results of 2004 the revenues from these services amounted to 729,9 million rubles and the growth rate vs. 2003 – 169,0 %.

Priority trend of OJSC "VolgaTelecom" activity is the increase of Internet-users market share. This is achieved by modernization of data transfer networks and by the increase of the number of access nodes, as well as by providing various methods of Internet access to the customers. OJSC "VolgaTelecom" opens Internet-saloons and provides access to educational institutions.

The shares of OJSC "VolgaTelecom" branches in the market of dial-up and dedicated line access are presented in the chart below:

Chart 4.



120%
100%
80%
60%
40%
20%
0%
87%
100%
91%
94%
99%
80%
75%
68%
92%
80%
70%
91%
40%
41%
60%
66%
93%
90%
68%
68%
46%
60%
70%
65%
Kirov
Maryi El Republic
Republic of Mordoviya
Nizhny Novgorod
Orenburg
Penza
Samara
Saratov
Republic of Udmurtiya
Ulyanovsk
Chuvash Republic
OJSC "VolgaTelecom"
Dial-up access
Dedicated line access

Dial-up access is the simplest and most dominant type of access to information resources for people at large. PSTN digitalization allows for the customers to get access to Internet at the rate of 56 Kbps over an analog line and 128 Kbps over ISDN.

As of the end of 2004 the number of active dial-up access Internet users in OJSC "VolgaTelecom" amounted to 341 thousand/month (the growth vs. the end of 2003 by 155 thousand, the growth rate - 183 %).

Very popular with residential sector is "Internet foe all" service that provides the capability of Internet access without preliminary payment to the residents of any settlement having self-dial long-distance service. Access to Internet is also provided under contracts and by Internet-cards.

According to the purpose-oriented program for the development of data transfer network and Internet services the number of dial-up access users by the end of 2005 will be over 460 thousand (or 10% of PSTN subscribers).

Table 7.

	2001	2002	2003	2004	2005
The number of active dial-up users	52 687	107 300	186 402	341 195	460 800
The number of dedicated line users	838	1 589	3 406	8 197	27 771

Currently the Inter-Regional Company has a great potential to develop access services to data transfer network over a leased line. By the results of 2004 the number of installations for the access over a leased line was 8,2 thousand (the increase vs. 2003 is by 4,8 thousand, the growth rate is 240 %). During 2 years of the Inter-Regional Company operation the sales of access over a leased line increased by 5 times.

The growth of leased line access users is achieved due to active introduction of xDSL wideband digital access. As of the end of 2004 the number of xDSL-based connection points in the Inter-Regional Company was over 4,7 thousand (this is 2/3 of the total number of installations for leased line access).

In 2005 it is planned to increase sharply the volumes of sales of xDSL wideband digital access. According to the purpose-oriented program for the development of data transfer net- … number of leased line access installations by the end of 2005 should reach 28 thousand. Moreover, the increase by and large for the Inter-Regional Company will be 4 times.

Such plans would not be workable without construction of wideband data transfer network of OJSC "VolgaTelecom". Each branch has regional segment of data transfer network used for rendering services of wideband access to Internet. At the level of transmission the data transfer network is built with the use of ATM, GB Ethernet, Fast Ethernet, DPT, TDM technologies. IP/MPLS upper level protocol is used to organize VPN. The same technology is applied for the construction of inter-regional multi-service network of OJSC "VolgaTelecom". This project is worked out for the solution of corporate tasks of information exchange between the branches of OJSC "VolgaTelecom" and also for creation of virtual networks for large corporate customers having distributed structure.

In 2004 the Company continued the construction of digital intra-zonal communication lines. The gain of the lines extension was:

- Fiber-optic transmission lines: 2 529,7 km;
- Microwave radio transmission lines: 121,6 km.

Intelligent network.

The purpose of the Inter-Regional Company Intelligent network construction on the basis of the uniform platform in Nizhny Novgorod city is to provide Intelligent network services on the territory of OJSC "VolgaTelecom" activity. In 2004 the 1-st phase of the project – Intelligent platform was commissioned in Nizhny Novgorod branch. The following services are rendered:

- "free phone call": 8-800-XXX-XXXX;
- "voting over phone": 8-803-XXX-XXXX;
- "universal access number": 8-804-XXX-XXXX;
- "pre-paid call": 8-809-XXX-XXXX.

The services by service telephone cards are available currently in all the branches of OJSC "VolgaTelecom", excluding the branch in Kirov, but they are on the basis of different equipment ("Svetets", "Protei", "Excellent", "Ericsson AXE-10", "Unit CK-512").

For 2005 it is scheduled to introduce the service by USC (uniform service card). Our customers will be able to pay for the services of traditional telephony (local, DLD & ILD), IP-telephony, Internet access services, as well as mobile communication services by using USC on the entire territory of the Company's activity.

IP-telephony.

The purpose of providing IP-telephony services is to expand the range of services and to reduce the expenses of our customers for DLD &ILD.

In 2004 IP-telephony services were rendered in the following branches of the Company: Kirov, Nizhny Novgorod, Orenburg, Samara, Saratov, Udmurt Republic and Ulyanovsk. IP-telephony services revenues in 2004 amounted to 15,5 million rubles with the rate of growth of 216,8 %.

For 2005 it is scheduled to develop IP-telephony services along with the construction of Intelligent network. On the basis of Intelligent platform IP-telephony services will be provided by uniform service cards of OJSC "VolgaTelecom".

Cable TV.

In 2004 cable TV networks were developed in 8 branches of the Company: Kirov, the Republics of Maryi El and Mordoviya, Nizhny Novgorod, Orenburg, samara, Saratov and Chuvashiya Republic.

In 2004 the revenues from providing cable TV services amounted to 50,5 million rubles, the rate of growth - 166,2 %. The installed capacity of cable TV network was expanded by 53 thousand of potential subscribers or by 32% and as of the end of 2004 it was 224 thousand of potential subscribers. The number of subscribers, including the subscribers connected by MMDS technology exceeded 130 thousand which makes 58 % of the network capacity. The

Call service centers (CSC).

The purpose of building CSC is to improve the quality of customer servicing, to provide new information-enquiry services and to generate the Company's image.

In accordance with the program of building CSC, the equipment is installed and trial operation is started of CSC in Nizhny Novgorod branch in the branch in the Republic of Maryi El. Commercial service of CSC in the branch of OJSC «VolgaTelecom" in the Republic of Udmurtiya was started. For 2005 it is scheduled to install CSC equipment in all the branches of the Company.

Development of *cellular communication* is also one of the priorities of the Company's activity.

Cellular business is one of the priority trends of development in the area of new communication services. In 2004 OJSC "VolgaTelecom" was actively developing this trend.

Major events in 2004:

Table 8.

January - April	Meetings with analysts and reviewing of their proposals of versions of consolidation and development of cellular companies of the Volga region. The analysts from "Nicoil" and "APEX Emerging Markets Finance" groups took part in reviewing this project.
May	Sales of cellular business assets acknowledged by OJSC "Svyazinvest" to be non-core and inefficient: sale of 15% equity stake of CJSC "Saratov system of cellular communication"; of 51 % equity stake of LLC "Vyatskaya cellular communication"; of 100 % equity stake of LLC "Udmurtskie cellular communication" and 60 % equity stake of CJSC "Cellular communication of Mordoviya".
June	Appointment of deputy to the General Director for mobile communication.
June	Acquisition of interest of a large cellular communication operator "Ulyanovsk GSM" in the amount of 9%, after this transaction the equity stake of OJSC "VolgaTelecom" in this operator increased to 60%.
July	Trial operation of mobile communication network of new generation on the basis of CDMA-450 technology in Samara branch of OJSC "VolgaTelecom". The services are rendered under the brand name "StriZH".
July	Sale of 49 % interest of CJSC "Digital networks of Udmurtiya"; its controlling bloc of stock belonged to competing mobile communication operator OJSC "Mobile TeleSystems".
July - August	Generation of cellular business development strategy by OJSC "VolgaTelecom" experts and by the largest cellular communication operator of the Volga region, affiliate company CJSC "Nizhny Novgorod cellular communication".
August – October	Reviewing of cellular business development Strategy at the Management board and the Committee in OJSC "Svyazinvest".
November	Approval of cellular business development Strategy of OJSC "VolgaTelecom" and the schedule of measures for its implementation at the Board of directors.
December	Commencement of work of the Department of mobile communication.
December	Acquisition of 100 % interest of GSM operator in the Republic of Mordoviya CJSC "RTCOM" within the terms of realization of the Strategy of cellular business development.
December	Approval of acquisition of 100 % interest of CJSC "Kirovtelecom" with the view to develop GSM operator on its basis.

It should be also noted that in 2004 GSM-1800 networks were commissioned in affiliate company OJSC "Tatincom-T", in associated companies CJSC "Saratov-Mobile" and CJSC "Chuvashiya Mobile".

The experts from the largest and experienced affiliate company CJSC "Nizhny Novgorod cellular communication" providing GSM services in Nizhny Novgorod oblast were actively involved for consulting assistance and solution of issues of operating activities.

Within the terms of GSM networks development in the Volga region OJSC "VolgaTelecom" acted as surety under the contracts of Huawei telecom equipment supply to CJSC "Saratov-Mobile" and CJSC "Chuvashiya Mobile". 100 % affiliate company CJSC "Nizhny Novgorod cellular communication" acted as surety under the credits for the development of these companies of the total amount of 30,5 million rubles. Also CJSC "Nizhny Novgorod cellular communication" purchased telecom equipment for the amount of US$2,7 million and farmed it out to OJSC "Tatincom-T".

Major performances of cellular business development in affiliate companies:

Table 9.

	2004	2003
OJSC "VolgaTelecom" market share in total base of cellular subscribers of 5 regions, including	25 %	33 %
1. CJSC "Nizhny Novgorod cellular communication"	41 %	48 %
2. OJSC "VolgaTelecom" branch in the Republic of Maryi El	50 %	80 %
3. CJSC "Ulyanovsk GSM"	37 %	49 %
4. CJSC "Orenburg GSM"	10 %	15 %
5. OJSC "Tatincom-T"	10 %	14 %

Despite the reduction of market shares due to competition with federal operators of cellular communication, CJSC "Nizhny Novgorod cellular communication", OJSC "VolgaTelecom" branch in the Republic of Maryi El providing services under the brand name "Aline" and CJSC "Ulyanovsk GSM" managed to retain the leading position at the services markets of their regions.

Table 10.

	2004	2003	Change, %
Total number of cellular communication subscribers, thousands, including	1 215	635	191 %
1. CJSC "Nizhny Novgorod cellular communication"	720	368	
2. OJSC "VolgaTelecom" branch in the Republic of Maryi El	105	55	196 %
3. CJSC "Ulyanovsk GSM"	150	84	191 %
4. CJSC "Orenburg GSM"	60	31	179 %
5. OJSC "Tatincom-T"	180	97	194 %

For year 2004 the subscriber's base of affiliated companies, including the branch in the republic of Maryi El increased by 91%. Together with associated companies the subscriber's base made out 1 275 thousand subscribers vs. 665 thousand in 2003.

Table 11.

	2004	2003	Change, %
Cellular communication services total receipts, millions of rubles, including	2 418	1 985	122 %
1. CJSC "Nizhny Novgorod cellular communication"	1 319	1 028	128 %
2. OJSC "VolgaTelecom" branch in the Republic of Maryi El	210	137	153 %
3. CJSC "Ulyanovsk GSM"	373	319	117 %

4. CJSC "Orenburg GSM"	136	73	187 %
5. OJSC "Tatincom-T"	381	428	89 %

In 2004 the average monthly income per 1 subscriber amounted to about US$10 (in 2003 US$14).

Major development trends for year 2005.

In 2005 it is scheduled to continue the activities for the development of cellular business in accordance with the approved Strategy. As of the end of April of the current year the business-plans are approved, the tenders are held and the contract are concluded for the equipment supply to expand cellular communication networks in affiliate companies.

Special attention will be paid to the networks development in new regions - in the Republic of Mordoviya and in Kirov oblast. It is scheduled to obtain licenses for rendering GSM900/1800 services and to construct the networks in Penza oblast and in Chuvashiya Republic.

It is planned to increase the total number of cellular subscribers in affiliate companies to 2 040 thousand subscribers and the growth of revenues to 34% vs. 2004. Herewith it is scheduled to retain the market share at the level of 25% in the regions where cellular communication services are provided.

4.2. The Company's tariff policy.

Within the terms of RF Government reorganization held in 2004 a new regulatory body was established – Federal Service for Tariffs (Russia's FST)

Joint activity of the Company and of FST resulted in the increase of tariffs for local communication services; at the average the tariffs were increased by 26% and became effective since October 1, 2004. The tariffs for DLD calls became uniform for all the branches of the Company and categories of the consumers.

During the past year for the purpose of expanding the subscriber's base and increasing its market share the Company conducted flexible tariff policy as regards non-regulated tariffs for communication services. Simultaneously the task of making current price-lists of the Company's branches uniform was being solved.

Adoption in 2005 by RF Government of a number of framework regulatory documents in elaboration of RF Law "On communication" will facilitate the expansion of our capabilities for the improvement of tariff policy.

4.3. Other activity trends recognized as strategically important for the Company's development in marketing strategy, in the sphere of services, customer's segments, and also the priorities in the area of regional policy.

The Company's prospects at telecom market.

Taking into account the development of regional telecom market the Company has set strategic goal to year 2006:

1. The major strategic goal of the Company to year 2006 – to hold leading position at communication services market of the Volga region and to retain the total share of the market at the level of at least 50% by technical performances and at least 80% by receipts (without regard to cellular operator) and at least 38% by receipts inclusive of cellular communication.

2. It is scheduled to increase the share of the Company's receipts in the structure of regional markets of the following services:

- recording communication – 69,4 % in 2005, 73,7 % in 2006;
- local communication – 87,3 % (2005), 90,2 % (2006);
- voice information transmission services – 54 % (2005), 59,9 % (2006);
- Internet access services – 69,8 % (2005), 72 % (2006);
- cable TV – 29,8 % (2005), 36,5 % (2006).

3. Retaining of the share of business sector in the Company's receipts at the level of at least 42%, the increase by 2006 of the receipts in the segment of commercial VIP-customers from 8% to 15,2%.
4. The increase of the receipts in residential sector segment to 57%.

As of January 1, 2005 OJSC "VolgaTelecom" provides services to over 1 thousand of corporate and VIP-customers. The share of business sector in the Company's receipts is 44,5 % (out of them 80,3 % from commercial organizations and 19,1 % from budget organizations).

Improvement of competitive struggle, further activation of operations by cellular and alternative operators are prerequisites for losing by a number of branches of their positions in business sector by 2006 and as a result the reduction of share in their receipts and the receipts of the Company upon the whole.

The share of business sector in the Company's receipts in 2004-2006.

Table 12.

Services	2004	2005	2006
Mobile communication services	20,26 %	20,26 %	21,04 %
Recording communication (Internet including)	55,61 %	57,09 %	56,50 %
DLD & ILD	49,87 %	47,63 %	47,56 %
Connection and traffic transit	100,00 %	100,00 %	100,00 %
Radio communication, radio broadcasting, TV	89,84 %	11,11 %	9,19 %
Local telephone communication	26,06 %	24,39 %	25,25 %
Use of all types of payphones	2,60 %	0,31 %	0,65 %
TOTAL	44,53 %	42,78 %	42,54 %

However, the realization of a number of programs for promoting the services rendered by OJSC "VolgaTelecom" (e.g. the Program of promoting wideband access networks) will allow for:
- increasing the receipts from access services to information resources from 52,7 % to 56,6 %;
- increasing the receipts from other value-added services (IP-telephony, Intelligent network services);
- increasing the receipts from commercial VIP-customers from 7,9 % to 16 %.

V. THE PROSPECTS OF THE COMPANY'S DEVELOPMENT

Priorities in services area.

In services area – priority development of value-added services (Internet access, IP-telephony, VPN, intelligent networks services, Call-centers, cable TV) and the increase of their share in the total receipts. It is they that are the most vulnerable for the attacks from the competitors who for the most part are specializing in them.

On the ground of the outlook of telecom sector development made on the basis of the results of conducted marketing researches the Company's receipts structure is expected to change by the end of year 2006.

Chart 5.

Estimated structure of the Company's receipts in 2006


0,74%
1,59%
7,73%
46,20%
32,45%
0,89%
10,40%
Mobile communication services
Recording communication (Internet including)
DLD & ILD
Connection and traffic transit
Radio communication, radio broadcasting, TV and satellite communication
Local telephone communication
From connections provided by all types of payphones

It is expected that by 2006 the share of receipts from value-added services in the total receipts of the Company will grew to 9,5%.

Chart 6.

Receipts behaviour from value-added services


10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
4,2%
6,5%
9,5%
2003
2004
2006

Priorities in customer's segments.

Currently one of the priority trends of OJSC "VolgaTelecom" activity is to lineup the system of customers' servicing and in the first place - the customers of large corporate sector.

Improvement of competitive struggle, further activation of operations by cellular and alternative operators are prerequisites for losing by a number of branches of their positions in business sector by 2006 and as a result the reduction of share in their receipts and the receipts of the Company upon the whole.

However, the realization of programs for promoting the services rendered by the Company and in particular, the Program of promoting wideband access networks will allow for increasing the receipts from access services to information resources from 52,7 % to 56,6 %; from commercial VIP-customers from 7,9 % to 16 %, and also from other value-added services (IP-telephony, Intelligent network services).

Chart 7.

The share of business sector in the Company's receipts


120,00%
100,00%
80,00%
60,00%
40,00%
20,00%
0,00%
20,26%
20,26%
21,04%
55,61%
57,09%
56,50%
49,87%
47,63%
47,56%
100,00%
89,84%
1,11%
9,19%
26,06%
24,39%
25,25%
2,63%
0,31%
0,65%
Mobile communication services
Recording communication (Internet including)
DLD & ILD
Connection and traffic transit
Radio communication Radio broadcasting, TV
Local phone communi cation
Use of all types of payphones

At present in the segment of corporate customers the rapid growth of demand for wide-band Internet access and data transfer is observed – over 60% per a year. Large customers will be guided to the use of universal IP-technologies to ensure the control over expenses.

As the large companies will be more and more involved into the processes of inter-regional and international integration, they will be rapidly increasing the consumption of long distance communication services. Moreover, it is forecast that the growth of traffic will set off the reduction of tariffs and partial migration of traffic to IP channels.

It is planned that in order to improve the quality of servicing each VIP-customer will be allocated a personal manager, his/her duties will be organization and provision of qualitative and prompt servicing of the VIP-customer, consultation of the VIP-customer on the issues of services rendering, monitoring, analysis and control of quality of services rendered to VIP-customers, maintenance of VIP-customers database, etc.

Priorities in regional development.

Marketing strategy defines three key regions for OJSC "VolgaTelecom" – Nizhny Nov-gorod, Samara and Saratov oblasts. These regions are the most attractive for the competitors and it is exactly there where OJSC "VolgaTelecom" fights for its market positions in the first place. The economy of the key regions will be outstripping the growth rate; their attractiveness is confirmed by the fact that above all it is exactly here where the alternative operators are actively investing. The return on investments in these regions is higher than in other branches of the Company.

Along with a large number of regional alternative operators large All-Russia operators are present at the markets of these oblasts. It is these companies conducting aggressive marketing policy, developing modern telecom technologies, using flexible tariff policy (with individual approach to each customer) and large number of sales personnel, clear progressive system of personnel motivation that pose the main threat.

New tariff plans, loyalty programs for high-yielding subscribers, special integrated proposals for separate segments are being developed and introduced to stimulate the demand. Special activities are elaborated to improve the competitiveness of foreground regional branches that will allow for strengthening the Company's positions in all 11 regions of the cover area.

It should be noted that despite dynamic development of alternative operators OJSC "VolgaTelecom" has serious competitive advantages:

- Availability of developed infrastructure;
- Wide network of communication offices;
- Stable financial status allowing for investing into new high-technology communication services.

In order to efficiently administer its competitive advantages and to ensure its presence in all profitable segments of services market OJSC "VolgaTelecom" consistently realizes marketing strategy. At the same time to meet the demand for telecom services to the utmost the Company finds the ways of cooperation with alternative operators within the terms of adopted Federal Law "On communication".

Investment policy.

The volume of investments allocated by the Company for realization of the development program for 2005 amounts to 5,2 billion rubles. In the total volume of investments the expenses for equipment acquisition amount to 58 %, construction and installation works – 37 %.

The analysis of efficiency of the investment plan for 2005 for the projects with financial return by payback time:

Table 13.

	Less than 1 year		From 1 year to 5 years		From 5 to 10 years		Over 10 years	
	value	% to the total	value	% to the total	value	% to the total	value	% to the total
1. Projects with financial return - total	x	x	x	x	x	X	x	x
The number of projects, pieces	18	4	226	53	171	40	12	3
Total volume of investments – total, thousand rubles.	47370	1	3 043 713	56	2 202 149	41	120 184	2
Planning year inclusive	32672	1	2 319 434	60	1 466 302	37	75 481	2
1.1. Out of them - the projects of traditional telephony	x	x	x	x	x	X	x	x
The number of projects, pieces	7	39	158	70	138	81	11	92
Total volume of investments, thousand rubles	18169	38	1088864	36	1331078	60	71194	59

	Less than 1 year		From 1 year to 5 years		From 5 to 10 years		Over 10 years	
	value	% to the total	value	% to the total	value	% to the total	value	% to the total
Planning year inclusive	14188	43	863740	37	1001604	68	40981	54
1.2. Out of them – value-added services	x	x	x	x	x	X	x	x
The number of projects, pieces	8	44	42	19	6	4		
Total volume of investments, thousand rubles	12 028	30	1 191 101	39	285 888	13		
Planning year inclusive	5 411	18	1 068 761	46	132 414	9		

For reference: The number of investment nature projects, total – 792 pieces.

Average profitability index of investment plan for 2005 is 184 %, including the projects with financial return - 247,2 %.

Physical indicators of the plan.

Commissioning of the Company's main production capacities:

Table 14.

Indicator	Measure unit	Plan for 2005	Including by the quarter			
			1	2	3	4
Commissioning of numbering capacity of fixed-line communication:	numbers	445048	25884	68032	133660	217472
Including for replacement (of the total commissioning)	*numbers*	*208334*	*10710*	*29650*	*48602*	*119372*
Including rural exchanges	numbers	65414	10148	15186	12990	27090
Including the numbers of rural exchange replacement	*numbers*	*42766*	*7510*	*8172*	*10392*	*16692*
Including city exchanges	numbers	379634	15736	52846	120670	190382
Including the numbers of city exchange replacement	*numbers*	*165568*	*3200*	*21478*	*38094*	*102796*
Commissioning of numbering capacity of mobile communication	numbers	189500	20000	32000	63600	73900
Total commissioning of numbering capacity	numbers	634548	45884	100032	197260	291372
Gain of basic phone sets	numbers	232000	50616	55017	52907	73460
Commissioning of trunk line exchanges	channels	14810			5960	8850
Backbone trunks and intra-zonal transmission lines, total	km	1747	89	361	3	1294
Out of them - intra-zonal transmission lines	*km*	*1747*	*89*	*361*	*3*	*1294*
Including: • cable transmission lines	km	1542	89	234	3	1216
• microwave radio transmission lines	km	205	0	127	0	78

Indicator	Measure unit	Plan for 2005	Including by the quarter			
			1	2	3	4
• commissioning of trunk line exchanges, of nodes of automatic switching, of zonal transit nodes	channels	14810	0	0	5960	8850
Gain of extension of DLD (ILD) phone channels - total	thousand channel-km	2402,76	856,5	229,54	220,32	1096
Including: • formed by digital transmission systems over fiber-optic lines	thousand channel-km	2356,86	856,5	176,54	220,32	1103,5
• formed by digital transmission systems over digital microwave radio transmission lines	thousand channel-km	73,1	0	53	0	20,1

Development of electric communication network.

Realization of the investment plan will allow for increasing the level of digitalization from 56,5 % to 62,5 %.

As of 31.12.2005 the installed capacity of local telephone network due to realization of the Company's investment plan will be 4952,5 thousand numbers.

Table 15.

Type of telephone exchange	Plan for 2005	
	Indicator, thousand numbers	% of total installed capacity
Crossbar automatic telephone exchanges	1548,386	31,26
Quasi-electronic automatic telephone exchanges	229,26	4,63
Electronic automatic telephone exchanges	3095,603	62,51
Step-by-step decimal automatic telephone exchanges	79,22	1,60
Total	4952,469	100,00

Automatic trunk line exchanges (ATLX).

Realization of the investment plan for 2005 does not envisage the increase at the Company's networks of the number of automatic trunk line exchanges (ATLX) (13 exchanges – out of them 12 are digital exchanges and 1 is quasi-electronic).

ATLX total capacity will grow by 22,7 thousand channels and amount to 155,47 thousand channels. Herewith, the capacity of all digital ATLXs will be 95,3 % of the total capacity.

Retirement from service.

In 2005 it is scheduled to retire from service 2288,85 km of transmission lines, including:

- cable transmission lines - 1358,74 km;
- overhead transmission lines - 746,11 km;
- microwave radio transmission lines - 184 km.

In 2005 it is scheduled to retire from service 187,352 thousand numbers of analog exchanges, out of them:

- 82,098 thousand numbers of step-by-step decimal automatic telephone exchanges (it will make out 51 % of total capacity of step-by-step decimal automatic telephone exchanges);
- 105,254 thousand numbers of crossbar automatic telephone exchanges (it will make out 14 % of total capacity of crossbar automatic telephone exchanges).

VI. THE RESULTS OF THE COMPANY'S DEVELOPMENT IN PRIORITY TRENDS

Major performance indicators of activity, the results of communication sub-industries operation and the prospects of their development.

DLD.

As of 01.01.05 the total extension of DLD channels made out 19988,2 thousand channel-km, including of digital network 18228,2 thousand channel-km (91,2 %). The gain of the channels extension made out 4751,4 thousand channel-km, including the gain of digital network 5244,8 thousand channel-km.

The extension of digital network channels is formed by the systems of synchronous (16878,4 thousand channel-km – 92,6%) and plesiochronous (1349,8 thousand channel-km – 7,4 %) digital hierarchy.

Out of total channels extension the extension over cable transmission lines made out 94,4 % (18871,4 thousand channel-km), and out of them with the use of fiber-optic cable - 89,9 % (16957,8 thousand channel-km).

The change of DLD channels extension occurred due to:

1) completion of construction and commissioning of fiber-optic transmission lines and microwave radio transmission lines in OJSC "VolgaTelecom" branches (+4164,3 thousand channel-km), including:

- in the Republic of Maryi El (+329,3 thousand channel-km)
  Fiber-optic transmission line: Orshanka- N.Toryal – Sernur and microwave radio transmission line: Gornyak - Paranga
- in Kirov branch (+71,7 thousand channel-km)
  Fiber-optic transmission line: Belaya Kholunitsa – Omutninsk and Kirov – Kumeny - Nolinsk
- in the Republic of Mordoviya (+347,7 thousand channel-km)
  Fiber-optic transmission line: Saransk – Chamzinka – B.Berezniki – Dubenki – Atyashevo and Saransk - Ruzaevka
- in Nizhny Novgorod branch (+418,8 thousand channel-km)
  Fiber-optic transmission line: at the sites (+ 251,0 thousand channel-km)
  Lukoyanov – Gagino - Sergach
  Urazovka – Sechenovo - Pilna
  Lyskovo - Vorotynets
  Microwave radio transmission line: Kr.Baki – Uren - Shakhuniya (+167,8 thousand channel-km)
- in Orenburg branch (+2485,8 thousand channel-km)
  Fiber-optic transmission line at the sites:
  Buzuluk - Buguruslan,
  Orenburg - Iletsk,
  Adamovka - Yasnyi
- in Penza branch (+118,9 thousand channel-km)
  Fiber-optic transmission line at the sites:
  Bashmakovo - Belinskyi,
  Bednodemiyanovsk – Vadinsk and
  Kuznetsks – Sosnovoborsk - Nikolsk
- in Saratov branch (+85,1 thousand channel-km)
  Fiber-optic transmission line at the sites:
  Arkadak - Turki,
  Krasnoarmeisk - Zolotoe,
  Balashov - Saratov,

Balakovo - Volsk

- in the Republic of Udmurtiya (+94.6 thousand channel-km)
  Fiber-optic transmission line at the sites:
  Sarapul - Kiyasovo,
  Glazov - Balezino and
  Izhevsk – Yak.Bodiya - Igra
- in Ulyanovsk branch (+149,2 thousand channel-km)
  Fiber-optic transmission line at the sites:
  Kuzovatovo – Barysh – B.Syzgan - Inza
- in Chuvashiya Republic (+63,2 thousand channel-km)
  Fiber-optic transmission line at the sites:
  Kanash – Komsomolskoe – Yalchiki – Shemursha – Batyrevo - Ibresi;

2) additional employment of digital transmission networks over existing fiber-optic transmission lines and microwave radio transmission lines in OJSC "VolgaTelecom" branches (+ 1443,5 thousand channel-km);

3) retirement from service of analog transmission systems over cable, overhead and microwave radio transmission lines (- 856,4 thousand channel-km).

For the transit of outgoing DLD and ILD traffic in OJSC "VolgaTelecom" branches 37958 outgoing DLD channels are employed, including 37391 channel (98,5 %) on lines equipped with outgoing automatics devices, 158 channels (0,4 %) with semi-automatics devices and 408 channels (1,1 %) with manual operation.

To provide order-wire communication at the networks of OJSC "VolgaTelecom" branches 1311 order-wire channels are organized which makes out 0,9 % of the number employed terminal phone channels formed by terminal equipment of transmit systems while the allowable rate is 3,0 %.

The installed capacity of DLD switches at OJSC "VolgaTelecom" made out 3556 channels, and the equipped capacity - 817 channels (23 %).

OJSC "VolgaTelecom" branches continued the activities for the transfer of ordered-enquiry service "07" from district centers to oblast's center and due to this DLD switches in district centers were dismantled.

As switching equipment of automatic trunk line exchanges OJSC "VolgaTelecom" branches employ electronic exchanges S-12 of "Alcatel", AXE-10 of "Ericsson" (Sweden), EWSD of "Siemens" (Germany) and one quasi-electronic exchange "Kvarts".

In 2004 Saratov branch of OJSC "VolgaTelecom" commissioned new automatic trunk line exchange S-12 with WR 1A software version, with installed capacity of 6300 channels, automatic trunk line exchanges in Kirov city, Yoshkar-Ola town, Orenburg city and in Penza city were upgraded.

OJSC "VolgaTelecom" branches carried out the activities for the replacement of DLD payphones having the payment system by cards and slugs for the universal ones.

The investment plan for 2005 envisages the construction and commissioning of fiber-optic transmission lines of the total length of 1542 km and of digital microwave radio transmission lines of 205 km long. As a result the extension of DLD phone channels will increase by 2592,7 thousand channel-km, including those formed by digital transmission systems by 2759,2 thousand channel-km. The gain of outgoing automatic channels of automatic trunk line exchanges will make out 1551, out of them for zonal communication – 1390 channels.

Development of city's telephone network.

During 2004 at city's telephone networks the Inter-Regional Company "VolgaTelecom" completed the construction and commissioned the equipment of 82 city's telephone exchanges of total installed capacity of 484141 numbers.

The major input to the installed capacity of city's telephone networks was contributed by digital telephone exchanges. During 2004 the share of digital exchanges in the total capacity of switching equipment at the Company's city's telephone networks increased from 54,86 % to 63,42 %.

Utilization factor of installed capacity of all exchanges installed at OJSC "VolgaTelecom" PSTNs increased from 93,2 to 93,6 %.

The reduction of total number of exchanges by 146 ATXs occurred due to disassembly of a large number of analog exchanges (crossbar exchanges, K-100/2000, step-by-step decimal exchanges and crossbar ПСК-1000 sub-exchanges).

As of 01.01.2005 the number of ATXs in cities, towns and urban-type settlements made out 792 with the total installed capacity of 3963,73 thousand numbers. For 2004 the gain of basic telephone sets amounted to 215390. After the commissioning of new ATXs the number of city's phones with automatic access to DLD telephone network increased by 214,76 thousand numbers and made out 3604,22 thousand numbers.

The installed capacity of ATXs with time-based billing system for local calls increased by 338,95 thousand numbers; out of them 97,97 thousand numbers are in commercial operation.

Totally fir the Inter-regional Company the number of corporate PABXs having access to local telephone networks reduced by 35 and by 4 increased the number of exchanges of electric communication operators, mainly in rural telephone networks having the access to city's telephone networks.

The installed capacity of corporate PABXs reduced by 18,18 thousand numbers, herewith the installed capacity of exchanges of electric communication operators having access to the Company's city's telephone networks increased by 232,17 thousand numbers and made out 2182,7 thousand numbers.

During the year the share of electric communication network of other operators in total capacity of PSTN increased from 35,0 % to 36,4 %.

The number of basic telephone sets per 100 residents amounted to 26,8 and in oblast's centers - 29,0.

The investment plan for 2005 envisages the construction and commissioning of exchanges of total capacity of 379,6 thousand numbers at city's telephone networks. By the end of 2005 the installed capacity of city's telephone network exchanges, taking into account dismantling of analog equipment, will be 4155,0 thousand numbers. The gain of basic telephone sets is scheduled in the quantity of 200370 sets. As a result the utilization factor of ATX installed capacity will reach 94% by the end of 2005.

172,4 thousand numbers out of the numbering capacity of digital ATXs to be commissioned in 2005 will be allocated for the replacement of outdated analog switching equipment. Herewith the level of digitalization of switching equipment at city's telephone networks will be 69,1 %. The installed capacity of ATXs having automated time-based billing system function will be 3651,1 thousand numbers.

Development of rural telephone network.

In 2004 rural telephone communication was further developed. During the year 163 ATXs with total capacity of 55477 numbers were commissioned.

Reclamation of dismantled equipment of crossbar exchanges allowed for the Company's branches to install and upgrade the existing exchanges by 1770 numbers.

As of 01.01.2005 5002 exchanges of total capacity of 746957 numbers are in operation in rustic units. After fulfilling the plan of development the utilization factor of installed capacity increased from 87,6 % to 89,2 %.

The installed capacity of digital ATXs at rural communication networks increased by 43753 numbers and by the end of 2004 it amounted to 148981 numbers or 19,99 % of total installed capacity of the switching equipment. The growth for the year was – 5,74 %.

By the end of 2004 at rural telephone network of Kirov branch of OJSC "VolgaTelecom" only one manually operated exchange remains in operation; it is located in village Berezovo of Afanasievsky district and its installed capacity is 50 numbers.

Thanks to commissioning of digital ATXs, upgrading and equipping crossbar exchanges with ANI devices, the installed capacity of ATXs having automatic access to DLD telephone network increased by 44764 numbers and by the end of the year it amounted to 736449 numbers or 98,6 % of the total installed capacity.

The installed capacity of ATXs having time-based billing system is 118680 numbers or 15,9 % of the total installed capacity of rural ATXs, which is by 45836 numbers more than in 2003.

Thanks to commissioning of digital transmission systems and activities to liquidate overhead communication lines, the share of digital channels at rural communication networks made out 89,3 % of the total number of the equipped ones.

Due to introduction of new payphones and transfer of existing payphones to card payment system an also due to the replacement of local payphones for the universal ones, the number of universal payphones with card payment system increased by 303 and made out 1034 payphones.

For 2004 the gain of basic phone sets at rural communication networks amounted to 42941 numbers.

As a result of activities to develop rural telephone communication, the number of basic telephone sets per 100 residents by the end of 2004 reached 12,1.

The plan of rural telephone network development for 2005 envisages:

- commissioning of new switching equipment and upgrading of existing ATXs by 65414 numbers, with the replacement of analog ATXs of 35970 numbers capacity;
- the gain of basic telephone sets – 31630;
- further introduction of ANI equipment;
- replacement of analog transmission systems at interoffice trunks with the digital ones.

By the end of 2005 the installed capacity of ATXs at rural telephone networks, dismantled analog systems being taken into account, will be 775,3 thousand numbers.

By the end of 2005 utilization factor of ATX installed capacity will grow to 90%. By the end of the year digitalization level of switching equipment at rural telephone networks will be 25,7 %. The installed capacity of ATXs having automatic time-based billing system function will be 144,8 thousand numbers.

Recording communication.

In 2004 OJSC "VolgaTelecom" branches carried out the activities to modernize recording communication networks.

Low-frequency telegraph systems were separated at trunk and intrazonal directions (Samara - Novosibirsk, Kirov – Rural Communication Center 06001, Kirov - Nolinsk, Izhevsk - Mozhga, Izhevsk – Glazov, and Cheboksary - Novocheboksarsk).

100 baud channels were organized at the hops: Nizhny Novgorod - Samara, Samara - Novosibirsk, Samara – Nizhny Novgorod and at some intrazonal hops of the branches.

Circuit switch "ATOL" was replaced in Samara branch of OJSC "VolgaTelecom" with mini-STIN "Primary Digital Channel-64" and "Message switching" – "Channel switching" links were organized in Nizhny Novgorod.

The following stations were turned off: "ПТСК-80" in Nolinsk town, "Kurok" and "ЦКС-Т2-РН" in Samara city, "АТК-20" in Zhigulevsk town, Syzran town, Otradnoe town, Pugachev town, Kanash town, in settlement Urmary, "АТ-ПС-ПД" and "ЭТК-КС" in Cheboksary town.

Integrated station for 300 points of connection was commissioned in Yoshkar-Ola town. Telegraph switching server "Vector-2000" was installed in Chuvashiya Republic branch of OJSC "VolgaTelecom", it comprises switching, channelizing equipment and the software designed to organize the process of transmission, collection, processing and storing incoming and outgoing recording (telegraph) correspondence. This equipment operates on the existing communication network by using voice frequency channels and allows for using the advantages of modern digital communication networks in telegraphy.

The activities were carried out to transfer telegraph traffic of tributary offices to data transfer network.

Wire broadcasting.

In 2004 OJSC "VolgaTelecom" branches carried out the activities for the switch over to on-air broadcasting from unprofitable wire broadcasting in rural areas.

During the last year 427 radio centers were closed, 1410 settlements were disconnected from wire broadcasting network. Total dropout of room speakers made out 538974 units, and 515 thousand room speakers were switched over to on-air broadcasting. As of 01.01.05 the number of room speakers switched over VHF-FM broadcasting made out 1 650 000 units.

The branches sold 40000 VHF receivers ("Solo" of Kirov make, "Karat" of Penza factory, "Lira" Izhevsk factory, inclusive of 20 000 "Solo" receivers purchased in 2004 by the General directorate under the contract with affiliate company LLC "Vyatka-page" from Kirov city). The receivers were sold at full cost or under the contracts by installments.

Total extension of overhead lines is 15190 km, on power transmission lines - 32512 km; cable lines – 11884 km, during the year 26469 km of wire line broadcasting were removed.

In large cities and towns, in district centers semi-conductor equipment was installed (amplifiers "Enisey", "Luch" and transmitters "МПВ", "УПТВ-2x30", "УПТВ-2x120") – 42 radio centers were reconstructed in the following branches: Samara, Ulyanovsk, Orenburg, Saratov, Nizhny Novgorod, the Republics of Udmurtiya and Mordoviya.

During the year the branches carried out the activities of providing radio broadcasting equipment services for mass events, the receipts from these services amounted to 1 million 500 thousand rubles.

Loudspeaker equipment was purchased in Chuvashiya Republic branch. Central control room was reconstructed in Izhevsk city, "Otzvuk" equipment was purchased to transmit broadcasting programs at radio centers in Saratov branch. "Dekart" equipment was installed in Nizhny Novgorod branch.

In 2004 in order to improve economic performances of wire broadcasting industry the tariffs for rendering wire broadcasting services to residential sector were revised.

The fee for using room speaker for residential sector was:

Table 16.

Kirov	18 rubles
Maryi El	13 rubles
Mordoviya	20 rubles
Nizhny Novgorod	15 rubles
Orenburg	18 rubles
Penza	18 rubles
Samara	15 rubles
Saratov	18 rubles
Udmurtiya	22 rubles
Ulyanovsk	18 rubles
Chuvashiya	15 rubles

The branches jointly with the General directorate considered and approved: the program of switching wire broadcasting networks to on-air broadcasting for 2004-2007 period and the program of reconstruction of wire broadcasting networks of Republics' and oblasts' center cities for 2004-2007 period; the following activities are scheduled in these programs:

- reduction of maintenance costs,
- reduction of lines of combined hanging of wire broadcasting with power transmission lines;

- reconstruction of city's wire broadcasting networks;
- installation of VHF transmitters to increase the broadcasting cover area;
- systematic realization of VHF receivers to residential sector;
- improvement of quality of wire broadcasting and on-air broadcasting services.

Television and radio broadcasting.

I. Television.

The following was done to improve the reliability and quality of operation of TV broadcasting facilities of radio transmission repeater center in Orenburg branch:

– 100 W "РПТДА" TV transmitters were replaced with "ТСА-100Д", "ТСА-100М", "АВТ" transmitters in settlements – Bogorodskoe, Burtinskyi, Marksovskyi, Nikolskoe, Revolutsionnyi, Sofievka, Yangarskyi, Grachevka, Nizhnepavlushkino, Pervomaiskyi;

– "ДМТ-1000" digital satellite receive system was installed in village Mezhdurechie of Belyaesk district instead of on-air receive of Orbita-4 program.

II. Radio broadcasting.

The Company purchased 29 VHF-FM radio broadcasting transmitters of 65,9 – 74,0 and 87,5 – 108,0 ranges; installed 11 VHF transmitters of "Utes" and "Ugra" type in Samara and Orenburg branches as per the program of switching the subscribers of wire broadcasting to on-air broadcasting (2004 – 2007).

Licenses are being obtained with Main Radio Frequency Center for 18 transmitters (Penza branch, Kirov branch and the branch in the Republic of Udmurtiya).

Radio broadcasting transmitter "ДРВ 2x20" of 50 kW power, at 270 kHz on radio-1 with "Radio of Russia" program was dismantled in Orenburg city.

To distribute "Radio of Russia" program in Orenburg "СРВ-10" transmitter of 10 W power on radio № 5 was connected.

III. Cable TV.

Cable TV network was commissioned in cities and towns of 5 branches of the Company: in Kirov branch (Kirov city), Orenburg branch (Orenburg city), Samara branch (Samara city, Neftegorsk town), branch in the Republic of Maryi El (Kozmodemiyansk town), and branch in the Republic of Mordoviya (Ruzaevka town). The expansion of cable TV network is going on in Nizhny Novgorod city, in the Republic of Maryi El and in the Republic of Chuvashiya. MMDS network was expanded in Samara branch, now it also covers the territory of village Otradnoe. The number of TV channels broadcasting was increased: in Syzran town to 23 channels and in Toliyatti town to 12 channels.

The installed capacity of cable TV network was expanded by 53 000 of potential subscribers (or by 32%) and by the end of 2004 it made out 224 000 potential subscribers. The gain of cable TV networks for the year amounted to 18104 subscribers. As a result as of 01.01.05 the number of cable TV networks subscribers reached 126124 users.

The following services are rendered at cable TV networks of the branches:

– Internet access (Nizhny Novgorod city, the Republic of Maryi El);
– Access to data transfer network (Orenburg city);
– TV programs broadcasting (all the branches);
– Radiobroadcasting programs broadcasting (Nizhny Novgorod city, the Republic of Maryi El),
– Video by request (the Republic of Maryi El).

As of 01.01.05 the number of programs broadcast over cable TV networks in the branches is:

- Kirov (Kirov city)	– 16 programs
- Mordoviya (Ruzaevka town)	– 5 programs
- Nizhny Novgorod (Nizhny Novgorod city)	– 36 programs
- Maryi El (Kozmodemiyansk town	– 14 programs
Yoshkar-Ola town)	– 32 programs

- Orenburg (Orenburg city) – 10 programs
- Samara (Samara city – 21 program
  Neftegorsk town) – 16 programs
- Saratov (Saratov city) – 24 programs
- the Republic of Chuvashiya – 24 programs, including:

NTV, ORT, RTR, Dariyal TV, Rambler, MTV, TV-3, Ren-TV, TV schoolchild, STS, Culture, Sport, TVTs, TNT, 7-TV, Muz TV, STYLE, RBC, TDK, Mir TV, TV-1000, History, Illision, 02-TV, 4 channels of "ZonaVision", XXL.

The programs are distributed on the basis of contracts (agreements or licenses) with the companies.

Since 01.01.05 General contracts were concluded with foreign broadcasting companies to distribute the programs: "TV-3", "Discovery", "Animal Planet", "VH-1", "Eurosport", "XXL", "TV-1000", "Viasat History", this allowed to reduce the price for one subscriber and simplify the procedure of contracts conclusion with the broadcasters within the Inter-Regional Company.

For 2005 the Company's branches are set the task for further development of the market of cable TV network to realize the entire range of telecom network services: high rate Internet, wideband access to data transfer network, video by request, delivery of large number of high quality TV programs to the customers, security alarm system, fire alarm, etc.

New services.

The services of regional multi-service networks (data transfer networks).

In 2004 the number of active users of dial-up Internet access services was 341 000. Over 8 200 ports are allocated to organize access over leased lines.

The rate of growth of the number of dial-up and leased line users in 2004 branch wise:

Table 17.

Branches	The rate of growth of users, %	
	Dial-up access	Leased line access
Kirov	141 %	204 %
The Republic of Maryi El	145 %	149 %
The Republic of Mordoviya	161 %	260 %
Nizhny Novgorod	156 %	279 %
Orenburg	143 %	926 %
Penza	178 %	305 %
Samara	323 %	142 %
Saratov	181 %	459 %
The Republic of Udmurtiya	none	none
Ulyanovsk	163 %	277 %
The Republic of Chuvashiya	156 %	139 %
OJSC "VolgaTelecom"	183 %	253 %

Annually the number of Internet users grows by 1,7 – 2 times. Vs. 2003 the gain of dial-up access users made out 151 000, the growth rate - 180%.

The gain of engaged ports to provide leased line access made out about 5 000, the growth rate – 250%.

The growth of leased line access users is achieved due to active introduction of xDSL wideband digital access service. By the results of 2004 in the entire Company the number of xDSL-based connection points exceeded 4,6 thousand, herewith the greatest number of xDSL ports is engaged in Nizhny Novgorod branch (2,5 thousand or 54%).

"Internet-density" reflecting the percentage of OJSC "VolgaTelecom" telephone communication subscribers who use the Company's services of Internet dial-up access increased to

7,8 %. This growth was facilitated by the development of "Internet for all" service which is very popular among general public.

Chart 8.

Chart: "Internet-density" dynamics in 2001-2005.


12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
1,4%
2,8%
4,6%
7,8%
10,0%
2001
2002
2003
2004
2005

Chart 9.

Chart: Distribution of "Internet-density" between the branches as of 01.01.2005


10,00%
9,50%
9,00%
8,50%
8,00%
7,50%
7,00%
6,50%
6,00%
5,50%
5,00%
Plan for 2005 - 10%
7,48%
8,06%
7,84%
9,03%
8,64%
6,48%
5,81%
9,10%
8,03%
6,89%
6,98%
7,79%
kirov
The Republic of Maryi El
The Republic of Mordoviya
Nizhny Novgorod
Orenburg
Penza
Samara
Saratov
The Republic of Udmurtiya
Ulyanovsk
The Republic of Chuvashiya
OJSC "VolgaTelecom"

In 2004 the introduction of "Internet for all" service in Samara branch allowed for increasing "Internet-density" indicator from 1,9% to 5,8%.

According to medium-term plans of data transfer network and Internet development it is scheduled to increase sharply the number of Internet and data transfer network services users.

The estimated dynamics of growth is presented in the chart below:

Chart 10.


1400
1200
1000
800
600
400
200
0
160
140
120
100
80
60
40
20
0
2001
2002
2003
2004
2005
2006
2007
2008
52
107
190
341,3
460,8
647,5
885,3
1167,6
0,85
1,6
3,4
8,2
27,8
60,0
95,0
150,0
Dial-up access, thousand
Leased line access, thousand

For 2005 the gain of dial-up access users is scheduled in the volume of 120 000 users, as a result by the end of the year the number of users will be 460 000 and "Internet-density" indicator will be at least 10%.

The gain of users by leased line access to data transfer network is scheduled in the volume of 19 600 subscribers. By the end of 2005 the number of ports at access nodes engaged for the services of leased line access to data transfer network will be 27 800 (at least – 0,6% of the equipped numbering capacity of telephone network).

In accordance with the development program by the end of 2008 it is planned to increase the number of Internet and data transfer network services users to 22% of equipped capacity by dial-up access and to 3% by leased line access.

Intelligent network services.

One of the largest projects is the construction of OJSC "VolgaTelecom" Intelligent network on the basis of uniform platform. At present the first phase of the project is realized – the construction of Intelligent network in Nizhny Novgorod branch of the Company.

The purpose of the project is to render Intelligent network services at the territory of the Volga region. The following services were selected for realization: free phone call, voting over the phone, universal access number, uniform service card and pre-paid call.

FPH, VOP, UAN and PPC services are realized in Nizhny Novgorod branch of OJSC "VolgaTelecom" on the basis of Tellin® intelligent platform (it is of Huawei Technologies make). At present VOT and STC services are realized on the basis of "Ericsson AXE-10" switch in the branch in the Republic of Udmurtiya.

For 2005 the receipts from Intelligent network services in the entire Company amounted to 102,3 million rubles, herewith 96,5 million rubles (94%) were received from STC services.

Intelligent network services receipts:

Table 18.

Branches	Intelligent network services receipts	Including:				
		STC	VOP	PPC	UAN	FPH
	rubles	rubles	rubles	rubles	rubles	rubles
Kirov	-	-	-	-	-	-
The Republic of Maryi	3 526 700	3 526 700	-	-	-	-

El						
The Republic of Mordoviya	1 753 354	1 753 354	-	-	-	-
Nizhny Novgorod	12 569 138	12 041 171	186 079	279 162	29 846	32 881
Orenburg	2 438 111	2 438 111	-	-	-	-
Penza	10 632 127	7 202 344	-	-	3 429 783	-
Samara	12 743 143	10 995 615	84 134	1 428 258	235 136	
Saratov	13 604 966	13 604 966	-	-	-	-
The Republic of Udmurtiya	24 417 385	24 376 028	-	-	-	41 357
Ulyanovsk	13 005 500	13 005 500	-	-	-	-
The Republic of Chuvashiya	7 579 738	7 579 738	-	-	-	-
OJSC "VolgaTelecom"	102 270 162	96 523 527	270 213	1 707 420	3 694 765	74 238

STC service is rendered in all the branches of OJSC "VolgaTelecom" (exclusive of Kirov branch) on the basis of the following equipment:

1. "Svetets" in Nizhny Novgorod, Samara, Saratov branches and in the branch of the Republic of Chuvashiya.
2. "Protey" in the Republic of Mordoviya, Penza and Ulyanovsk branches.
3. "Excellent" in the branch of the Republic of Maryi El.
4. "Unit CK-512" in Orenburg branch.
5. "Ericsson AXE-10" in the Republic of Udmurtiya branch.

As of 31.12.2004 about 70 contracts for Intelligent network services were concluded in Nizhny Novgorod branch of OJSC "VolgaTelecom". "Voting over phone" (VOP) service is widely spread. It is especially popular with Nizhny Novgorod TV company "Seti-NN". Voting results are presented during live broadcast of information review "Kstati". Upon the whole during 2004 320 000 connections were registered for this service. The volumes of rendered services are constantly growing.

Development of Call Service Centers.

Software-hardware complexes of Call Service Centers (CSC) are installed in 3 branches of the Company:

- in the Republic of Maryi El (on the basis of "Definity" equipment, 50 automated work stations);
- in Nizhny Novgorod (on the basis of "Definity" equipment, 65 automated work stations),
- in the Republic of Udmurtiya (on the basis of "Protey" platform, 52 automated work stations).

In other 8 branches the lines of ATX series selection, stages of calls distribution or computer telephony systems are used to render inquiry-information services. As of 2005 beginning the total number of automated work stations at CSC is 585.

The major kinds of inquiry-information and ordered services rendered by the branches are the following:

- booking of DLD calls;
- directory inquiry service 09;
- paid inquiry service about subscriber's phone number if his/her data are incomplete;
- inquiry service for communication services settlements;
- inquiry service for area codes;
- STC;
- booking of telegrams;
- booking of advertisements in mass media;
- inquiry services about goods and services;
- auto information services.

In accordance with the Company's purpose-oriented program of CSC construction and inquiry-information services development the following activities are scheduled for 2005:
- construction and commissioning of CSC software-hardware complexes in eight branches of the Company;
- upgrade of existing platforms of CSC in 3 branches.

By the end of 2005 the number of automated work stations for inquiry-information and ordered services will increase to 890.

Capital construction and investment activity.

6964,5 million rubles of capital investments were spent during 2004. In addition, fixed assets to the amount of 42,6 million rubles were acquired. Altogether, the investments into the fixed-capital assets amounted to 7 007 million rubles, 110 % to target figure.

Chart 11.

Chart: Volume of capital investments


8000
7000
6000
5000
4000
3000
2000
1000
0
3469
4514
6964,5
2002
2003
2004

In 2004 construction and installation works program for the total amount of 2 856,7 million rubles was over fulfilled, which is 129 % to the target.

The equipment to the amount of 3 815,3 million rubles was delivered, which is 98 % to the plan.

Fixed assets in the amount of 6 929,9 million rubles were commissioned (106 % to the plan).

During 12 months of 2004 539,618 thousand numbers of local telephone communication were commissioned, which is 104 % to the plan. In comparison with 2003 the commissioning of capacities in 2004 increased by 24,5 %.

GSM cellular network in the branch in the Republic Maryi El was upgrade by 51 000 numbers, and in Samara branch by 6,6 thousand numbers of the basis of BS NMT-450 equipment.

2652 km of intrazonal transmission lines were constructed, out of them:
- 2530 km of fiber-optic transmission lines, 100 % to the plan. The greatest share of commissioning of fiber-optic transmission lines falls on:

Saratov branch – 444 km;
Nizhny Novgorod branch – 303 km;
Kirov branch – 257 km;
Samara branch – 246 km;
Orenburg branch – 235 km;
Branch in the Republic of Chuvashiya – 225 km.

- 122 km of microwave radio transmission lines with the plan of 114 (107% to the target), including:

Kirov branch – 48 km;

Nizhny Novgorod branch – 30 km;
Branch in the republic of Maryi El – 29 km;
Orenburg branch – 15 km.

22 170 DLD channels at automatic trunk line exchanges were commissioned (124% to the plan), out of them:
Saratov branch – 6300 channels;
Branch in the republic of Maryi El – 5490 channels;
Samara branch – 5280 channels.

13 666 m^3 of commercial objects were constructed:
- in Nizhny Novgorod branch communication center buildings were constructed in village Sechenovo and Parizhskoi communy settlement;
- in Orenburg branch additional building to communication center structure and to garage was constructed in Sorochinsk town;
- in Saratov branch additional building to communication center structure in Krasnyi Kut and central transmit point building in Engels town were constructed.

During 2004 the expenses for the development of local telephone communication amounted to 4 434,9 million rubles or 63,7 % of the total volume of investments. The investments to DLD telephone communication amounted to 754,2 million rubles or 10,8 % of the total volume of investments. Investments to mobile communication development amounted to 191,6 million rubles (2,8% of the total volume of investments). 500,6 million rubles or 7,2 % were spent for the development of new services and technologies, which is by 84 million rubles more than in 2003. Out of them:
- Data transfer network - 338 million rubles (4.8%);
- Internet - 84,1 million rubles (1,2%);
- Cable TV - 66,3 million rubles;
- Call-centers - 10,5 million rubles.

Chart 12.


Chart: Industry structure of investments in 2004
Cellular communication 2,8%
New services 7,2%
Other 15,5%
ILD & DLD 10,9%
Local communication 63,7%

In 2004 capital investments allocated for the introduction of new technologies considerably increased vs. 2003.

Altogether in 2004 500,6 million rubles were allocated for the development of new services which is 7,2% to the total volume of investments.

Investment projects of 2004 are aimed at the development of data transfer networks in oblast's centers of the Volga Federal district, installation of DSL ports, organization of data transfer networks nodes in district's centers, construction and expansion of cable TV networks, construction and expansion of capacities of CSCs.

Internet and data transfer networks services.

In 2004 the first phase of the project "Inter-regional multi-service corporate data transfer network of OJSC "VolgaTelecom" was realized.

The object of investments is the construction of corporate data transfer network (inter-regional multi-service network) of OJSC "VolgaTelecom" of total estimated cost of 261,5 million rubles.

The network under construction is subdivided into corporate and commercial segments.

The network's corporate segment is a part of data transfer network being constructed and is designed to meet the demand of OJSC "VolgaTelecom" in modern communication services.

The major tasks are in the area of constructing transparent and efficient informational infrastructure combining the Company's branches into uniform informational space providing access to data and applications.

Commercial segment of the network is all the other part of the network designed for rendering communication services to a wide range of customers in order to get commercial benefit to defray the costs of operation of the corporate network and to get profit.

Corporate data transfer network under construction will have the capability to render the following services:

1. Internet dial-up access services as the most mass ones.
2. Organization of Virtual Private Networks (VPN). Corporate customers having dispersed businesses, offices within the Volga region need to organize information flows for the purposes of production and management with maintaining confidentiality of transmitted information. VPN service is offered to meet the above listed requirements.
3. IP–telephony. At present the growth of IP-telephony traffic is observed. It is explained by costs savings on DLD and ILD calls as compared with traditional telephony.
4. "Co-location" services are the services of locating the equipment (servers). This service ensures 24 hours maintenance of the equipment.
5. Videoconferencing. Leading study centers are actively introducing videoconferencing into the study process. Holding of medicine videoconferences is strategically important task of practical medical care. Holding of videoconferences for medium and small businesses allows for reducing transport and travel expenses, the costs for documents mailing and inefficient phone consultations are saved.
6. Services of Data-centers. Data-center is designed for rendering services of locating information resources of customers at the operator's site:

- lease of physical servers;
- software lease;
- lease of disk space and organization of access to customers information;
- lease of applications (database management system, business applications);
- organization of backup of customers data;
- location of game servers;
- distribution of information government structures;
- distribution of billing system data.

7. Transmission of video clips. The resources of designed data transfer network may be used for transmission of video information between the branches of TV and radio broadcasting companies. Transmission of video clips is planned for the night time when the network's load is minimum.

8. Internet – radio broadcasting. Many popular Russian radio broadcasting companies are represented in Internet.
9. CSC services. Modern call-center is the channel of interaction with customers; it comprises new approaches to marketing, sales, customer service and support. By the principle of receipts the services are classified as follows:
- services rendered directly to customers (e.g. provision of DLD call for the account of called subscriber),
- gratis services – sources of revenues from them are the payments of companies distributing the information in the center's database (for the subscriber the service is free of charge).

During 2004 within the terms of realization of the 1-st phase the equipment for the total amount of 183 million rubles was supplied and commissioned, including for central nodes of the corporate data transfer network in the Company's branches (simplified version); in total 12 nodes including the node in Toliyatti town; spare parts tools and accessories; information security equipment for the general directorate.

According to the design the 2-nd phase of corporate data transfer network project realization includes:
- construction of IP-telephony access nodes in the branches (in total 12 nodes); the equipment was supplied in 2004;
- information security equipment purchase for 11 branches. The equipment is to be supplied in quarters 1-2 of 2005;
- development of regional segments of data transfer networks of the branches. The equipment is partially supplied; the phase completion is scheduled in 2005.

Due to year 2004 investments to data transfer network and Internet development the number of active dial-up access users in OJSC "VolgaTelecom" amounted to 341 000 per month. Over 8,2 thousand ports are engaged to organize leased line access.

Annually the number of Internet users grows by 1,7 – 2 times. Vs. 2003 the gain of dial-up access users made out 151 000, the growth rate - 180%. The growth rate is the highest in Samara branch (323%). The lowest is in Kirov (141%), Orenburg (143%) and in the Republic of Maryi El (145%).

The gain of engaged ports to provide leased line access made out about 5 000, the growth rate – 250%. The rate of growth is the highest in Orenburg (926%), Saratov (459%) and Penza branches (305%). The lowest is in the Republic of Chuvashiya (139%), Samara (142%) and the Republic of Maryi El (149%) branches.

The growth of leased line access users is achieved due to active introduction of xDSL wideband digital access service. By the results of 2004 in the entire Company the number of xDSL-based connection points exceeded 4,6 thousand, herewith the greatest number of xDSL ports is engaged in Nizhny Novgorod branch (2,5 thousand or 54%).

"Internet-density" reflecting the percentage of OJSC "VolgaTelecom" telephone communication subscribers who use the Company's services of Internet dial-up access is growing. This indicator characterizes the branches activity in promoting Internet service. By the results of 2004 "Internet-density" for the entire Company was 7,8% (increase by 3,2% vs. 2003).

Cable TV networks (CTVN).

In 2004 66,3 million rubles were allocated for new construction and expansion of CTVN. The activities for CTVN development were carried out in 8 branches of the Company: Kirov, the Republics of Maryi El and Mordoviya, Nizhny Novgorod, Orenburg, Samara, Saratov and in the Republic of Chuvashiya. In 2004 Kirov branch started to render CTVN services: the project of multi-service cable TV network for 8000 subscribers was designed; the network segment for 2830 subscribers was constructed. The branch in the Republic of Mordoviya designed the project and caries out the activities for creation of the network of multi-channel digital on-air broadcasting as per DVB-T standard.

In 2004 the revenue from rendering CTVN services amounted to 50,5 million rubles, with the rate of growth of 166%. The installed capacity of cable TV networks was expanded by

53 000 potential subscribers or by 32% and as of the end of 2004 it made out 224 000 potential subscribers. The number of connected subscribers exceeded 130 000 which makes 585 of the network capacity. The plans for 2005 envisage the increase of the total number of subscribers to 155 000 users.

Call Service Centers (CSC).

In 2004 in 3 branches of the Company new CSCs were constructed and the existing CSCs were upgraded. Altogether 10,5 million rubles were allocated for the development of this service.

6.1. Investment policy

Table 19.

№	Index description	Measure unit	2003	2004	The rate of index change 2004/2003 (in %)
1.	Investments in fixed-capital assets - total, including:	Million rubles	4514,0	6964,5	154,3
	in respect of sub-industry structure:				
1.a	- traditional telephony	Million rubles	3037,0	4434,9	146,0
	- DLD & ILD		523,6	757,2	144,6
	- new services and technologies		360,2	500,6	139,0
	- other		593,2	1271,8	214,4
	in respect of reproduction structure:				
	- new construction	Million rubles	1841,1	1977,2	107,4
1.б	- expansion		1803,5	3474,4	192,6
	- reconstruction		539,0	850,7	157,8
	- upgrading (modernization)		330,4	662,2	200,4
2.	The Company's own funds invested in fixed-capital assets	Million rubles	2728,5	3275,0	120,0
3.	Raised funds invested in fixed-capital assets	Million rubles	1785,5	3689,5	206,6
4.	Fixed assets commissioned	Million rubles	4158,9	6929,9	166,6
5.	Productive facilities commissioned (according to the data of annual reporting, forms C-1, C-2)	Thousand numbers	433,4	539,6	124,5
		km	2155	2652	123,1

6.2. Basic indexes of network development

Table 20.

№	Indexes	Measure unit	2003	2004	The rate of index change 2004/2003 (in %)
1	2	3	4	5	6

1.	The gain of length - of DLD (intrazonal) telephone channels, total	Thousand channel/km	3655,1	4751,4	129,99
	Including those formed by digital transmission systems	Thousand channel/km	3851,5	5244,8	136,18
2.	Gain of quantity of basic telephone sets, total, Including:	Thousand units	247,29	258,331	104,46
	- CTN;	Thousand	218,7	215,4	98,48
	- RTN	Thousand	28,6	42,9	150,31
3.	The gain of outgoing automatic channels of automatic trunk exchange , total	Channels	3997	4422	110,63
	Zonal communication including	Channels	3034	2470	81,41
4.	Installed capacity	Thousand numbers	4463,4	4710,7	105,54
5.	Equipped capacity	Thousand numbers	4118,9	4376,9	106,26
6.	The network's digitalization	%	47,7	56,5	8,8

6.3. The Company's basic economic performances.

Table 21.

Index description	Measure unit	2003	2004	The rate of index change 2004/2003 (in %)
Proceeds (exclusive of VAT)	Thousand rubles	14 677 305	18 604 604	126,8
Tariff income	Thousand rubles	14 242 307	18 171 248	127,6
Costs	Thousand rubles	10 487 864	13 264 137	126,5
Income before tax	Thousand rubles	2 850 360	2 989 751	104,9
Cost-efficiency by balance-sheet profit	%	27,18	22,54	-4,64
Net profit	Thousand rubles	2 001 256*	2 056 268	102,8
Cost-efficiency by net profit	%	19,08	15,50	-3,58
Prime cost of 100 rubles of proceeds	rubles	71,46	71,29	99,8

*Comments to the table: * Net profit is reflected in terms comparable with those of 2004. The comparison was caused by the change of the Company's accounting policy as regards the reflection of reserves for leaves and remunerations.*

By the results of the year the Company hit the scheduled targets of receipts and profit.

For 2004 services sales proceeds amounted to 18 605 million rubles which makes 126,8 % of growth vs. the proceeds level of the past year. The plan for proceeds was overfulfilled by 253,5 million rubles.

Tariff income percentage in the proceeds is growing and for 2004 it amounted to 97,7 % (in 2003 – 97 %).

The Company's operation efficiency is reflected in the increase of the size of operating profit.

Chart 13.


Chart: Sales profit
Million rubles
1 843
3 171
4 189
5 341
2001
2002
2003
2004

6.4. Income structure in respect of kinds and categories of consumers for 2004.

Table 22.

Services	Total (VAT excluding) thousand rubles	Including	
		From budgetary organizations, thousand rubles	From residential sector, thousand rubles
Communication services - total Including:	18 171 248,5	1 437 622,4	10 268 033,4
DLD and ILD telephone communication	6 531 820,9	607 707,0	3 256 702,4
City's telephone communication	6 730 847,4	530 012,4	5 024 978,2
Rural telephone communication	1 039 208,8	96 912,0	824 047,1
From connections provided by the use of all kinds of payphones	210 217,4	176,5	205 477,1
Recording communication:	900 953,0	108 475,4	395 693,8
Including: from services of access to information resources	701 717,5	62 180,8	315 798,1
from services of voice information transmit	15 495,0	134,4	5 397,8
Radio communication, radio broadcasting, TV and satellite communication	124 083,0	54 003,7	49 606,3
Wire broadcasting	390 862,1	29 541,3	332 631,7
Mobile communication	217 690,9	6 890,2	173 994,1
ISDN services	33 632,5	2 291,8	3 286,8
Intelligent networks services	5 746,7	24,6	4 902,7
Connection and traffic transit services	2 019 818,3	3 879,3	

The information is cited on the basis of data of form 65-svyaz for year 2004.

The Company's 2004 income structure is presented below.

Chart 14.

Chart: The structure of the Company's income for 2004.


1,2
0,2
11,1
2,2
0,7
35,9
5,0
1,2
5,7
37,0
DLD & ILD
City's phone communication
Rural phone communication
Services by all types of payphones
Recorging communication
Radio communication, radio broadcasting, TV and satellite communication
Wire broadcasting
Mobile communication
ISDN services
Connection and traffic transit

Changes occurred in industry structure of the Company's income in 2004 vs. 2003: the share of income from connection and traffic transit services increased, while the share from local DLD and ILD reduced. The reduction of share from local communication services has been observed for the last three years; in the first place it is connected with the activity of alternative operators at telecom services market and especially at the market of mobile cellular communication services. Recording communication services income increased vs.2003 due to the development of information resources access services.

The percentage of income from connected operators in the total volume of communication services increased from 5,5% in 2003 to 11,1% in 2004.

In 2004 the percentage of new services in the total volume of communication services was 5,2%. The income amounted to 938,2 million rubles. During the last three years over 1 348 rubles were invested into the development of this sector. Internet occupies dominant position – 74,7% (income of 701,7 million rubles) in the structure of new communication services income. The growth rate is 171,4 %. The income from Internet access over leased lines amounted to 280,8 million rubles and from dial-up access services to 420,9 million rubles. The major portion of gain of Internet services income was due to the development and increase of the volume of services. Herewith, the development occurred both in dial-up access (the rate of income growth - 159,4 %), and in leased line access (the rate of income growth - 193,8 %). During 2004 the number of dial-up access users increased by 183 % and made out 341 192 men as of the year end. During 2004 the number of leased line users increased two times and made out 6829 subscribers.

TV broadcasting income are growing at priority rates - 136,7 %, and in 2004 in the structure of TV services income cable TV services income grew faster (the rate of growth - 166,2 %). High rates of cable TV services income were due to the increase of the number of subscribers and to the conducted tariff policy. As of the end of 2004 the number of cable TV network subscribers was 1 30956, which is by 1 8105 subscribers more than in the relevant period of 2003 (the rate of growth - 116 %).

In 2004 the gain of income from services rendering in the entire Company amounted to 3 928,9 million rubles, out of them due to:

- development of local communication and growth of DLD exchange by 1 160,8 million rubles or 29,5 % of the amount of income gain;
- growth of volume of rendering the services of access to information resources by 292,3 million rubles or 7,4 % of the amount of income gain, including due to the growth of volume of dial-up services by 157 million rubles;
- increase of communication services tariffs - 1 266 million rubles or 32,2 % of the amount of income gain, including due to the increase of tariffs for communication services regulated by the state by 933,2 million rubles or 23,8 % of the total amount of income gain;
- development of connection and traffic transit services, including transit of OJSC "Rostelecom" incoming traffic by 1240,5 million rubles or 31,5 % of the total amount of income gain.

6.5. The structure of expenses (aggregate) for 2004.

Table 23.

Expenses elements	2003 (thousand rubles)	2004 (thousand rubles)	Gain (thousand rubles)	Growth rate (in %)
Wage costs	3 433 068	4 472 235	1 039 167	130,3
Deductions to social insurance	1 155 543	1 455 349	299 806	125,9
Fixed assets amortization	1 533 958	1 911 622	377 664	124,6
Material costs	780 516	1 018 921	238 405	130,5
Expenses for OJSC "Rostelecom" services	1 377 380	1 905 283	527 903	138,3
Other expenses	2 207 399	2 500 727	293 328	113,3
Expenses, TOTAL	10 487 864	13 264 137	2 776 273	126,5

For 2004 the Company's expenses amounted to 13 264 million rubles, the rate of growth vs. the past year is 126,5 %. In 2004 the rates of proceeds growth are a little higher (126,8 %) than the rates of expenses growth (126,5 %), which affected positively the fulfillment of the prime cost figure set by the budget (the prime cost of 1 ruble amounted to 71,29 kopecks instead of 72 kopecks scheduled in the budget); vs. the past year the prime cost of 1 ruble of proceeds reduced by 0,2 %. In 2004 the structure of expenses essentially did not change.

Chart 15.

Chart: the structure of the Company's operating costs.



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
21,0
13,1
14,6
7,4
43,8
18,9
14,4
14,4
7,7
44,7
2003
2004
Othet expenses
Expenses for "Rostelecom"
Amortization deductions
Material costs
Wage costs

During the past year the gain of expenses amounted to 26,5 % , out of them 18,7 % - due to three expenses items: wage costs, expenses for settlements with OJSC "Rostelecom" and amortization deductions.

In 2004 the wage costs vs. the past year increased by 1 039 million rubles (or by 30,3 %) and amounted to 4 472,2 million rubles. The growth of costs under this item is related with the increase of salary due to gradual increase of rate for the 1-st grade.

In 2004 the costs under "Amortization deductions" item amounted to 1 911,6 million rubles and vs. the past year they increased by 377,7 million rubles. Basically it is related to the commissioning of the fixed assets during the year. It should be noted that in 2004 the rate of growth of amortization deductions (124,6 %) is considerably lower of the same indicator in 2003 (151 %). The reduction of the growth rates is related to the cancellation in quarter 3 of year 2004 of accelerated capital allowance factor for earlier commissioned equipment.

During 2004 the expenses for OJSC "Rostelecom" services (the share in expenses is 14,4 %) grew by 528 million rubles or by 38,3 % and amounted to 1 905,3 million rubles. Basically the growth occurred due to the change of methods of settlements for rendered services since the second half of year 2003.

Material costs (the share in expenses is 7,7%). For 2004 the material costs amounted to 1 018,9 million rubles with the rate of growth vs. the past year of 130,5 %. Considerable growth of material costs was caused by: the increase of expenses for writing-off the fixed assets of the value to 10 000 thousand rubles, the growth of expenses for fuel (according to State statistics committee the price index for fuel industry for 2004 – 164,7 %) and the increase of expenses for cable products.

Other expenses grew at lower rates when compared with the rates of operating costs growth – the rate of growth is 113,3 %, which naturally resulted in the reduction of percentage of this item of expenses in the structure of operating costs.

6.6. Basic performances of the Company's activity.

During the report year OJSC "VolgaTelecom" met the budget targets of balance-sheet and net profit.

The Company's income indexes are the following:

- net profit amounts to 2 056 million rubles (in 2003 - 2 001 million rubles – the net profit is reflected in conditions comparable with those of 2004). The comparison is caused by the change of the Company's accounting policy as regards the reflection of reserves for leaves and remuneration), which exceeds the set parameters of the budget for 2004;

- sales profit amounts to 5 340,5 million rubles (in 2003 - 4 189 million rubles);
- income before tax – 2 989,8 million rubles (in 2003 - 2 850 million rubles).

In 2004 the cost efficiency of sales income fir the entire Company is 40,3 % (the target was 38,9 %).

Cost efficiency by income before tax - 22,5 % (the plan target is 19,8%).

Cost efficiency by net profit - 15,5 %, which meets the scheduled targets.

Operating rates of efficiency are provided in the table below:

Table 24.

№№	Index description	Measure unit	2003	2004	Index growth rate (%)
1.	Revenue per a line	Rubles	3 663	4 314	117,7
2.	Expenses per a line	Rubles	2 617	3 075	117,5
3.	Operating profit per a line	Rubles	1045	1 238	118,5
4.	Revenue per an employee	Thousand rubles	285	379	133,0
5.	Expenses per an employee	Thousand rubles	203	270	132,7
6.	Operating profit per an employee	Thousand rubles	81	109	133,8
7.	The number of average lines per an employee	Lines	78	88	113,0
8.	Personnel return	Rubles	4,3	4,2	96,8
9.	Share of new services income in the proceeds	%	4,2	5,2	+1,0
10.	EBITDA	Thousand rubles	4 732	5 463,9	115,5
11.	EBITDA in proceeds	%	32,2	29,4	-2,8

6.7. Information about the Company's net assets.

Table 25.

	As of 01.01.2005
1. The amount of net assets (thousand rubles)	14 822 820
2. Charter capital (thousand rubles)	1 639 765
3. Reserve fund (thousand rubles)	81 988
4. Ratio of net assets to the charter capital (line 1/line 2) (%)	903,96
5. Ratio of net assets to the amount of charter capital and reserve fund (line 1/(line 2+line 3)) (%)	860,91

During the report period the net assets grew by 1 631 131 thousand rubles or by 12 %.

VII. MAJOR AREAS OF PROFIT DISTRIBUTION

7.1. Report on major areas of profit distribution for 2003.

Table 26.

№№	Index description	Measure unit	Profit distribution for 2003	
			Approved by the general meeting of stockholders on 22.06.2004	Actually distributed
1	2	3		4
1.	Net profit for 2003	Thousand rubles	2 009 438	2 009 438
2. Major areas of profit usage:				
2.1.	To cover past years losses	Thousand rubles		
2.2.	To form the reserve fund In % to the profit	Thousand rubles %		
2.3.	To form special fund of corporization of the Company's employees (if its formation is stipulated by the constituent documents) In % to the profit	Thousand rubles %		
2.4.	To pay dividends In % to the profit	Thousand rubles %	426 889 21,24	426 889 21,24
2.5	To increase the joint-stock capital as related to undistributed profit of the report year In % to the profit	Thousand rubles %	1 582 549 78,76	1 582 549 78,76

7.2. Major scheduled areas of distribution of profit for 2004.

Table 27.

№№	Index description	Measure unit	AMOUNT
1	2	3	4
1.	Net profit of the report year	Thousand rubles	2 056 268
2.	**Major areas of the report year profit distribution:**		
2.1.	To cover past years losses	Thousand rubles	
2.2.	To form the reserve fund In % to the net profit	Thousand rubles %	
2.3.	To form special fund of corporization of the Company's employees (if its formation is stipulated by the constituent documents) In % to the net profit	Thousand rubles %	
2.4.	To pay dividends In % to the net profit	Thousand rubles %	544 552,3 26,48
2.5.	To increase the joint-stock capital as related to undistributed profit of the report year In % to the net profit	Thousand rubles %	1 511 715,7 73,52

VIII. REPORT ON THE PAYMENT OF DECLARED (CHARGED) DIVIDENDS ON THE COMPANY'S SHARES

- The resolution on payment of dividends for 2003 was passed by the general meeting of stockholders on June 22, 2004;
- The resolution of the general meeting of stockholders set July 15, 2004 as the date of the beginning of dividends payment;
- July 15, 2004 is the actual data of dividends payment beginning;
- The size of dividends to be paid on one share:
  Ordinary stock – 0,9186 ruble,
  Preferred stock – 2,4510 rubles;
- The dividends are paid in cash, by bank transfer, and by wire transfer;
- For 2003 the dividends were charged in the amount of 426 888 978,94 rubles. As of December 31, 2004 the amount of paid dividends is 415 073 326,15 rubles or 97,2 % of the total amount of dividends due to payment. The balanced amount of dividends (11 815 652,79 rubles) was not paid due to non-provision by a part of stockholders of their requisites for funds transfer, errors in the register of the requisites for funds transfer, untimely introduction of changes in the requisites of stockholders' customer accounts, probate cases proceedings, non-appearance of stockholders for funds receiving.

Dynamics of declared (charged) dividends on the Company's shares
(per one share).

Table 28.

Security kind	2002		2003		2004 *	
	Amount (rubles)	% to the face value	Amount (rubles)	% to the face value	Amount (rubles)	% to the face value
Ordinary stock	0,7066	14	0,9186	18,37	1,3779	27,56
Preferred stock	1,7954	35	2,4510	49,02	2,5082	50,16

*Comments to the table: * the size of dividends proposed by the Company's Board of directors for the approval at the annual general meeting of stockholders is indicated.*

IX. INFORMATION ABOUT MOST REVENUE-INTENSIVE TRANSACTIONS MADE BY THE COMPANY

In 2004 the Company did not make revenue intensive transactions.

On January 9, 2004 the Board of directors approved the transactions related to acquisition by the Company of the property the cost of which is from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined as per the data of its book records as of the last report date, - the contract of opening nonrevolving credit line, concluded by the Company with OJSC "Russia's Savings Bank" on the following material terms and conditions: the subject of the transaction – opening by Russia's Savings Bank to the Company of nonrevolving credit line, the limit of the credit line – 709 000 000 rubles, the rate of interest – not higher than 14% per year, the term of the credit – five years; and the contract of fixed assets pledge concluded by the Company with OJSC "Russia's Savings Bank" on the following material terms and conditions: the subject of the transaction – provision by the Company in pawn to Russia's Savings

Bank of the property to guarantee the execution of credit liability, secured liability – contract of opening nonrevolving credit line with the limit of 709 000 000 rubles, not higher than 14% per year, with the term of 5 years, the subject of pledge – equipment, the residual cost of the subject of pledge is 842 608 123,23 rubles. The contract became effective on February 9, 2004.

On January 14, 2004 the transactions with OJSC "National Payphone Network" were approved. In accordance with chapter XI of Federal law "On Joint-stock companies" such transactions are classified as related party transactions, and namely the contract on internetworking № 17029, the contract of connecting payphone network of OJSC "NPN" to PSTN of OJSC "VolgaTelecom" in Nizhny Novgorod city and agency contract concluded by the Company:

1. The following material terms and conditions were approved under the contract between OJSC "NPN" and OJSC "VolgaTelecom" on internetworking of communication operators in the course of providing communication services in Nizhny Novgorod city:

- On the basis of market price, the price of services rendered by the Company to OJSC "NPN" under contract № 17029 is defined, it consists of:
  - For payphones accepting OJSC "NPN" payphone card as per Annex № 1 to the contract on internetworking;
  - For payphones redeemed by OJSC "NPN" from OJSC "VolgaTelecom" and accepting carton cards and chip-cards with T129 crystal is 30% of the funds received to NPN account for sold cards used in these payphones;
- The subject of the contract – provision by the Company to OJSC "NPN" of PSTN resources for use;
- the transaction's price – according to Annex № 1 to contract № 17029 and item 4.1.2 of contract № 1079;
- OJSC "NPN" considers the customers' claims and makes settlements with the customers;
- OJSC "NPN" is responsible to the customers if the contract is cancelled or suspended;
- The payment of services rendered by the Company is made by OJSC "NPN" on the basis of OJSC "VolgaTelecom" invoice at least within 5 (five) banking days following its receipt;
- Settlements with payphone users are made by OJSC "NPN";
- The contract's term is 5 years;
- The contract became effective on March 30, 2004.

2. The following material terms and conditions were approved under the contract between OJSC "NPN" and OJSC "VolgaTelecom" on connection of OJSC "NPN" payphone network to OJSC "VolgaTelecom" PSTN in Nizhny Novgorod city:

- The subject of the contract – connection of OJSC "NPN" payphone network to OJSC "VolgaTelecom" PSTN;
- The transaction's price – 27 000 rubles;
- The scope of work for the connection is defined by technical specifications;
- The contract became effective on March 30, 2004.

3. The following material terms and conditions were approved under agency contract concluded by the Company with OJSC "NPN":

- The transaction's subject – rendering by the Company to OJSC "NPN" of services of distribution on behalf and at the expense of the latter of payphone cards;
- The transaction's price – 75 000 rubles;
- To define the number of cards required for the Principal's instruction fulfillment, the Agent makes and forwards to the Principal a request for order and transfer of cards. Herewith, the minimum number of cards with single transfer is 5000 pieces, irrespective of the number of cards of each face value specified in the request;
- When the Agent's request for the guarantee of obligations execution to distribute (to sell) the cards is forwarded, the Principal is paid deposit in the amount of 15 (fifteen) rubles VAT including for each card of any face value;

- The cards are transferred as per the Agent's request at the location of the latter or at any other address as agreed by the Parties within the period not later than 30 business days after the deposit receipt (if the request does not stipulate later dates);
- The contract's term is 1 year;
- The contract became effective on March 30, 2004.

On February 19, 2004 the Board of directors approved related party transactions, and namely: conclusion of contracts of non-residential premises rental between OJSC "VolgaTelecom" and CJSC "Orenburg-GSM".

1. The contract of rental of non-residential premises located at: Orenburg oblast, Orsk town, Kosmonavtov avenue, 3. The contract concluded by the Company with CJSC "Orenburg-GSM" has the following material terms and conditions:
- The subject of the contract – provision for rental of non-residential premises of 29,3 m^2 located at: Orenburg oblast, Orsk town, Kosmonavtov avenue, 3;
- The transaction's price – 5207,62 rubles per month exclusive of VAT;
- The parties are responsible for non-execution or improper execution of obligations in accordance with current RF legislation;
- The size of rental fee is changed by the Lessor unilaterally taking into account the inflation and in the following cases:
  - Change of basic rate of rental fee;
  - Change of components for rental fee calculation and reimbursement of public utility services;
- The Lessee after the date of signing the delivery-acceptance certificate every month and not later than the 10-th day of current month makes the payment of rental fee and reimburses public utility services for the current month;
- The contract is concluded for uncertain term.
- The contract becomes effective on the day of its signature. The terms and conditions of this contract are applicable to relations occurred between the parties since 27.10.2003.

2. The contract of rental of non-residential premises located at: Orenburg oblast, Buzuluk town, Chapaev str., 8. The contract concluded by the Company has the following material terms and conditions:
- The subject of the contract – provision for rental of non-residential premises of 17,2 m^2 located at: Orenburg oblast, Buzuluk town, Chapaev str., 8;
- The transaction's price – 4891,25 rubles per month exclusive of VAT;
- The parties are responsible for non-execution or improper execution of obligations in accordance with current RF legislation;
- The size of rental fee is changed by the Lessor unilaterally taking into account the inflation and in the following cases:
  - Change of basic rate of rental fee;
  - Change of components for rental fee calculation and reimbursement of public utility services;
- The Lessee after the date of signing the delivery-acceptance certificate every month and not later than the 10-th day of current month makes the payment of rental fee and reimburses public utility services for the current month;
- The contract is concluded for uncertain term.
- The contract becomes effective on the day of its signature. The terms and conditions of this contract are applicable to relations occurred between the parties since 01.01.2004.

3. The contract of rental of non-residential premises located at: Orenburg city, Znamenskikh avenue, 11A. The contract concluded by the Company has the following material terms and conditions:
- The subject of the contract – provision for rental of non-residential premises of 17,7 m^2 located at: Orenburg city, Znamenskikh avenue, 11A.;

- The transaction's price – 5392,97 rubles per month exclusive of VAT;
- The parties are responsible for non-execution or improper execution of obligations in accordance with current RF legislation;
- The size of rental fee is changed by the Lessor unilaterally taking into account the inflation and in the following cases:
  - Change of basic rate of rental fee;
  - Change of components for rental fee calculation and reimbursement of public utility services;
- The Lessee after the date of signing the delivery-acceptance certificate every month and not later than the 10-th day of current month makes the payment of rental fee and reimburses public utility services for the current month;
- The contract is concluded for uncertain term;
- The contract becomes effective on the day of its signature. The terms and conditions of this contract are applicable to relations occurred between the parties since 20.11.2003.

4. The contract of rental of non-residential premises located at: Orenburg city, Tereshkovoi str., 10 letter E. The contract concluded by the Company has the following material terms and conditions:
- The subject of the contract – provision for rental of non-residential premises of 301,2 m^2 located at: Orenburg city, Tereshkovoi str., 10 letter E;
- The size of the rental fee – 91 771,88 rubles per month exclusive of VAT;
- The parties are responsible for non-execution or improper execution of obligations in accordance with current RF legislation;
- The size of rental fee is changed by the Lessor unilaterally taking into account the inflation and in the following cases:
  - Change of basic rate of rental fee;
  - Change of components for rental fee calculation and reimbursement of public utility services;
- The Lessee after the date of signing the delivery-acceptance certificate every month and not later than the 10-th day of current month makes the payment of rental fee and reimburses public utility services for the current month;
- The contract is concluded for uncertain term;
- The contract becomes effective on the day of its signature. The terms and conditions of this contract are applicable to relations occurred between the parties since 20.11.2003.

5. The contract of rental of non-residential premises located at: Orenburg city, Pobedy avenue, 178. The contract concluded by the Company has the following material terms and conditions:
- The subject of the contract – provision for rental of non-residential premises of 33,2 m^2 located at: Orenburg city, Pobedy avenue, 178;
- The size of the rental fee – 6954 rubles exclusive of VAT;
- The parties are responsible for non-execution or improper execution of obligations in accordance with current RF legislation;
- The size of rental fee is changed by the Lessor unilaterally taking into account the inflation and in the following cases:
  - Change of basic rate of rental fee;
  - Change of components for rental fee calculation and reimbursement of public utility services;
- The Lessee after the date of signing the delivery-acceptance certificate every month and not later than the 10-th day of current month makes the payment of rental fee and reimburses public utility services for the current month;
- The contract is concluded for uncertain term;

- The contract becomes effective on the day of its signature. The terms and conditions of this contract are applicable to relations occurred between the parties since 27.10.2003.

6. The contract of rental of non-residential premises located at: Orenburg city, Tereshkovoi str., 10 letter EE2E3 and letter AA1A2A3A4. The contract concluded by the Company has the following material terms and conditions:

- The subject of the contract – provision for rental of non-residential premises of total area of 75 m^2 located at: Orenburg city, Tereshkovoi str., 10 letter EE2E3 and letter AA1A2A3A4;
- The transaction's price - 22 851,56 rubles per month exclusive of VAT;
- The parties are responsible for non-execution or improper execution of obligations in accordance with current RF legislation;
- The size of rental fee is changed by the Lessor unilaterally taking into account the inflation and in the following cases:
  - Change of basic rate of rental fee;
  - Change of components for rental fee calculation and reimbursement of public utility services;
- The Lessee after the date of signing the delivery-acceptance certificate every month and not later than the 10-th day of current month makes the payment of rental fee;
- The contract is concluded for uncertain term;
- The contract becomes effective on the day of its signature. The terms and conditions of this contract are applicable to relations occurred between the parties since 22.09.2003.

On March 11, 2004 the Company's Board of directors approved the transactions related to acquisition, assignment or possibility of assignment by the Company directly or indirectly of assets the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date and namely: the contract of nonrevolving credit line, concluded by OJSC "VolgaTelecom" and "Volgo-Vyatskyi bank of RF Savings Bank" – the limit of funds under the credit line – 1 900 000 000 rubles; the interest rate – 11% per year; the term of the credit – one year, with tranches of 181 day and the transaction related to it – the contract of pledge of fixed assets, concluded by the Company with "Volgo-Vyatskyi bank of RF Savings Bank" with the limit of loan arrears of 237 000 000 rubles. The contract became effective on March 16, 2004.

On March 29, 2004 the Company's Board of directors made the decision:

1. On the approval of transaction with OJSC "Rostelecom". This transaction as per chapter XI of Federal law "On joint-stock companies" is classified as related party transaction. And namely, additional agreement №1 to the contract of internetworking № 05-21/0155 between OJSC "VolgaTelecom" and OJSC "Rostelecom" for traffic transit by codes DEF=805 200, 802 200 and 806 200 is concluded by the Company of the following material terms and conditions:

- The transaction's subject – change of terms and conditions of contract № 05-21/0155, including:
  - Complementing of the contract with services rendered by the Company for traffic transit by codes DEF=805 200, 802 200 and 806 200 at OJSC "Rostelecom" network;
- The transaction's price – 0,045 of conventional unit per a minute of call;
- The validity term – till 1.01.2005 with tacit extension;
- The contract became effective on March 30, 2004.

2. The transaction was approved. It is related to acquisition of property the value of which makes from 0,5 to 25 percent of the Company's assets balance-sheet cost defined on the basis of the data of accounting statement as of the last report date, and namely – the conclusion of contract between OJSC "VolgaTelecom" and LLC "TekhnoServ AC" for the supply of server equipment for Data Processing Center (the transaction's subject – supply of the Equip-

ment as per Specification №1 to Contract №78, mounting and installation of the Equipment, software installation, services for the Equipment delivery. The transaction's price – 118 359 580,50 (one hundred eighteen million three hundred fifty nine thousand five hundred eighty 50/100) rubles, inclusive of 18% VAT in the amount of 18 054 851,26 (eighteen million fifty four thousand eight hundred fifty one 26/100) rubles). The contract became effective on April 2, 2004.

On March 30, 2004 the Board of directors by the majority of votes approved related party transaction – the agency contract concluded with Non-commercial Partnership "Center for investigation of telecommunications development problems" on the following material terms and conditions:

- The transaction's subject – Non-commercial Partnership "Center for investigation of telecommunications development problems" takes upon itself the responsibility to conclude on its own behalf and for account of the Principal (the Principal is represented by OJSC "VolgaTelecom", OJSC "Dalsvyaz", OJSC "North-West Telecom", OJSC "SibirTelecom", OJSC "Uralsvyazinform", OJSC "CenterTelecom" and OJSC "Southern Telecom Company") the contracts aimed for implementation of ERP and CRM management system on the basis of Oracle E-Business Suite software product;
- The amount of funds due to payment by the Company – 1 068 800 (one million sixty eight thousand eight hundred) US dollars and 05 cents;
- The agency contract term – 30.08.2004;
- The total size of the agent's expenses for the execution of the agency contract – 7 443 597 (seven million four hundred forty three thousand five hundred ninety seven) US dollars and 34 cents, VAT including;
- The total size of agency fee under the contract – US$38 000 (thirty eight thousand), VAT including;
- Each party represented by the Principal pays agency fee and compensates the agent's expenses in the amount corresponding to 1/7 of the total amount of funds due to payment under the entire contract;
- The contract became effective on March 30, 2004.

On April 15, 2004 the Board of directors approved:

1. The transactions related to the acquisition by the Company of the property the value of which makes from 0,5 to 25 percent of the Company's assets balance-sheet cost defined on the basis of the data of accounting statement as of the last report date - revolving credit contract concluded by the Company with CJSC "NOMOS-BANK" and the contract of property (equipment) pledge concluded by the Company with CJSC "NOMOS-BANK" (the limit of arrears – 300 000 000 rubles; the interest rate – 12% per year; the credit's term – 1,5 year; the subject of pawn – property (equipment); residual cost of the pawn subject 419 937 933 rubles. The contract became effective on April 21, 2004.

2. The related party transaction, and namely the contract of accepting payments from CJSC "Orenburg-GSM" subscribers for sold communication services, the contract is concluded between OJSC "VolgaTelecom" and CJSC "Orenburg-GSM" on the following material terms and conditions:

- The transaction's subject – acceptance of money funds for cellular communication services of CJSC "Orenburg-GSM" and the sale of express-payment cards;
- The transaction's price – the commission for services of accepting and transfer of money funds paid to OJSC "VolgaTelecom" is 1% of the total amount of payments accepted in favor of CJSC "Orenburg-GSM";
- Money funds are transferred every ten days during 24 hours after the end of a decade net of commission amount;
- Within 10 days period after the end of settlement month OJSC "VolgaTelecom" issues the

invoice to CJSC "Orenburg-GSM" and supplements it with acceptance certificate;
- The contract became effective on April 23, 2004.

On May 6, 2004 the Board of directors:

1. Approved the transaction related to acquisition, assignment or possibility of assignment by the Company directly or indirectly of assets the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – Modification № 3 of April 1, 2004, concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 709-204/03 of March 20, 2003 on the following material terms and conditions: the transaction's subject – modification of terms and conditions of leasing contract № 709-204/03 of March 20, 2003, including: the change since April 1, 2004 of the size of gross leasing rate to 16,42 %; supplement № 2 (payments schedule) to leasing contract № 709-204/03 of March 20, 2003 is to be stated in wording of Supplement 1 to Modification № 3 of April 1, 2004; supplement № 5 (calculation of leasing payments) to leasing contract № 709-204/03 of March 20, 2003 is to be stated in wording of Supplement 2 to Modification № 3 of April 1, 2004. The transaction's price – 190 247 752,62 (one hundred ninety million two hundred forty seven thousand seven hundred fifty two) rubles and 62 kopecks, VAT including.

2. Made the decision to approve the transaction related to acquisition, assignment or possibility of assignment by the Company directly or indirectly of assets the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – contract № 943-204/04 of financial rental (leasing) of movable effects, concluded by the Company with OJSC "RTK-Leasing" on the following material terms and conditions: the transaction's subject – financial rental (leasing) of movable effects the list of which is provided in Supplement № 1 to the contract; gross leasing rate is 16,42% per year; the term of leasing - 60 months; the payments for the supplied equipment start after the equipment commissioning and the transfer of the equipment to leasing; the transaction's price – 243 175 863,2 (two hundred forty three million one hundred seventy five thousand eight hundred sixty three) rubles and 20 kopecks, VAT including. The contract became effective on May 20, 2004.

On May 12, 2004 the Board of directors made the decisions:

1. To approve purchase and sale transaction of the share making up 100% of the charter capital of LLC "Udmurtskie cellular network – 450" at the price equal in rubles to US$ 4 680 000 (four million six hundred eighty thousand) with RF CB US$/ruble rate as of the payment day; the transaction is concluded between the Company and LLC "MC-Direct". The contract became effective on May 25, 2004.

2. To approve the transaction related to the possibility of assignment by the Company of property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – additional agreement № 1 to Contract of guarantee № П-9177 of 09.09.2003 with Joint Stock commercial Savings bank of Russian Federation (OJSC) on the following material terms and conditions:
- The transaction's subject – modification of terms and conditions of contract of guarantee № П-9177 of 09.09.2003, by including into it the terms and conditions on new procedure of defining the interest rate in guaranteed liability, including:

- To state the table of defining the interest rate for the credit starting from Interest period "28.06.2004 - 27.09.2004" in the following wording:

Table 29.

Monthly average credit turnover, rubles	Rate (% per year)
Less than 10 billion	14,0 %
From 10 to 15 billion	12,5 %

From 15 to 20 billion	12,0 %
From 20 to 25 billion	11,5 %
Over 25 billion	11,0 %

- To establish that for the period from 28.03.2004 to 27.06.2004 the size of interest rate under the credit is 11,0 % per year.

- The contract became effective on June 21, 2004.

3. To approve the transaction related to the possibility of assignment by the Company of property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – additional agreement - № 3 Contract of guarantee № 387-02 of 23.10.2002 with Joint Stock commercial Savings bank of Russian Federation (OJSC) on the following material terms and conditions:

- The transaction's subject – modification of terms and conditions of contract of guarantee № 387-02 of 23.10.2002, by including into it the terms and conditions on new procedure of defining the interest rate in guaranteed liability, including:

- To state the table of defining the interest rate for the credit starting from Interest period "28.06.2004 - 27.09.2004" in the following wording:

Table 30.

Monthly average credit turnover, rubles	Rate (% per year)
Less than 10 billion	14,0 %
From 10 to 15 billion	12,5 %
From 15 to 20 billion	12,0 %
From 20 to 25 billion	11,5 %
Over 25 billion	11,0 %

- To establish that for the period from 28.03.2004 to 27.06.2004 the size of interest rate under the credit is 11,0 % per year.

- The contract became effective on June 21, 2004.

On June 7, 2004 the Board of directors approved the transactions related to the acquisition by the Company of property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – the contract of opening nonrevolving credit line and the contract of fixed assets pledge concluded by the Company with OJSC "Russia's Savings Bank" (the limit of credit line – 1 480 000 000 rubles; the interest rate –13,5 % per year; the term of the credit – five years; the subject of pawn – equipment; the cost of pawn subject 1 646 580 294,38 rubles. The contract became effective on June 9, 2004.

On June 21, 2004 the Board of directors approved the transaction with OJSC "Rostelecom". According to chapter XI of Federal law "On joint-stock companies" this transaction is classified as related party transaction. And namely, the contract between OJSC "VolgaTelecom" and OJSC "Rostelecom" for operation-maintenance servicing of the equipment at international telephone exchange in Samara city, the contract is concluded by the Company on the following material terms and conditions:

- The transaction's subject – services of operation-maintenance servicing of the equipment at international telephone exchange in Samara city;
- OJSC "Rostelecom" transfers and OJSC "VolgaTelecom" accepts for servicing the equipment of international telephone exchange according to the list provided in Supplement 1;
- OJSC "VolgaTelecom" ensures the equipment operation in accordance with "The rules of operation of digital trunk line and international exchanges of RF PSTN" and other regulatory documents of the industry;

- The transaction's price – OJSC "Rostelecom" pays to OJSC "VolgaTelecom" the cost of services in the amount of 335052,00 rubles per month exclusive of VAT;
- The term of services rendering – since the date of the contract signature by both the parties – till 31.12.2004. The contract's term may be extended if the parties agree so.

On July 8, 2004 the Board of directors approved the transaction related to assignment by the Company of property the value of which makes from 0,5 to 25 % of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – the contract of sale and purchase of 49 % of shares of the charter capital of CJSC "Digital Networks of Udmurtiya-900" – the transaction's price is US$6 400 000. The contract became effective on May 20, 2004.

On July 20, 2004 the Board of directors approved the transactions related to the acquisition by the Company of the property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – the contract of opening nonrevolving credit line and the contract of fixed assets pledge concluded by the Company with Volgo-Vyatskyi bank of RF Savings Bank (the limit of credit line – 157 000 000 rubles; the interest rate –11,5 % per year; the term of the credit – 370 days; the subject of pawn – equipment; the value of the pawn subject 172 435 605,36 rubles). The contract became effective on July 20, 2004.

On August 9, 2004 the Board of directors:

1. Approved the Company's transaction with OJSC Central Telegraph". According to chapter XI of Federal law "On joint-stock companies" this transaction is classified as related party transaction. And namely, the contract of traffic transit between the users of telematics service of voice information transmit of OJSC "VolgaTelecom" and OJSC "Central Telegraph" on the following material terms and conditions:
- The transaction's subject – traffic transit between the users of telematics service of voice information transmit of OJSC "VolgaTelecom" and OJSC "Central Telegraph";
- The transaction's price – OJSC "VolgaTelecom" pays to OJSC "Central Telegraph" for the services as per the tariffs of Supplement 2 to the contract, OJSC "Central Telegraph" in its turn pays to OJSC "VolgaTelecom" for the services as per the tariffs of Supplement 3;
- The validity term of this contract is 1 (one) year since the date of its signature;
- The validity term of this Contract will automatically extended every next year, if one of the Parties does not notify the other Party in writing at least 30 (thirty) days prior to the expiry date about its intent not to extend the Contract;
- The validity of the Contract may be terminated early by the initiative of one of the Parties if the other party fails to execute the Contract's terms and conditions or in case of disagreement with some modifications of the Contract's terms and conditions. In this case the Contract may be cancelled not earlier than 30 (thirty) days after written notification of the other Party about the cancellation;
- The contract became effective on October 29, 2004.

2. Approved the transaction with OJSC "Rostelecom". According to chapter XI of Federal law "On joint-stock companies" this transaction is classified as related party transaction. And namely, the contract between OJSC "VolgaTelecom" and OJSC "Rostelecom" for mutual rendering of Services on the following material terms and conditions:
- The transaction's subject – mutual rendering of Services specified in Supplement №1 of the said Contract;
- The term of Services rendering – the Contract becomes effective on the date of its signature and is valid till December 31, 2004;
- The validity term of the contract may be extended if the parties agree so;
- The contract became effective on August 31, 2004.

On August 25, 2004 the Board of directors approved related party transaction – Additional agreement № 1 to agency contract № ТД-8-04 of March 31, 2004, concluded by the Company acting on the side of the Principal with Non-commercial Partnership "Center for investigation of telecommunications development problems" on the following material terms and conditions:

- The amount due to payment by the Company due to the conclusion of Additional agreement № 1 to agency contract № ТД-8-04 of March 31, 2004, expanding the scope of the agent's instruction – US$3 313 204,74, including on account of agent's commission – US$16811,60 , on account of compensation of expenses for execution of the agent's instruction – US$3296393,14;
- The time period for the agent's conclusion of transactions which are stipulated by Additional agreement № 1 to agency contract № ТД-8-04 of March 31, 2004 – within 30 days after the Principal's signature of Additional agreement № 1;
- In total the size of the agent's expenses for the execution of the instruction under the contract – US$30 518 349,34;
- In total the size of the agent's commission under the contract – US$155 681,20;
- The contract became effective on August 30, 2004.

On September 9, 2004 the board of directors approved the transaction related to the possibility of assignment by the Company of property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – additional agreement № 2 to agency contract № П-9177 of 09.09.2003 concluded by the Company with Joint-stock commercial Savings bank of Russian Federation connected with the reduction to Euro 15.194.000 (fifteen million one hundred ninety four thousand) of the limit of credit line under the Contract of opening nonrevolving credit line № 9177 of 18.08.2003, concluded by Joint-stock commercial Savings bank of Russian Federation and OJSC "RTK-Leasing". The contract became effective on September 28, 2004.

On September 24, 2004 the Board of directors:

1. Approved the transactions related to the possibility of assignment by the Company of property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – the contract of opening nonrevolving credit line between OJSC "VolgaTelecom" and Volgo-Vyatskyi Bank of RF Savings Bank and the contract of fixed assets pledge (the limit of credit line – 377 000 000 rubles; the interest rate –13% per year; the term of the credit – three years; the subject of pawn – equipment; the value of the pawn subject 417 841 811,45 rubles). The contract became effective on October 5, 2004.

2. Approved the transaction related to the possibility of assignment by the Company of property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – contract of guarantee № П-9235 concluded by the Company with Joint-stock commercial Savings bank of Russian Federation (open joint stock company) (hereinafter – Russia's Savings Bank or Creditor) on the following material terms and conditions:

- The contract's subject – furnishing by the Company of guarantee for execution of all obligations of OJSC "RTK-Leasing" (hereinafter - Borrower or Debtor) resulting from contract of opening nonrevolving credit line № 9235 concluded by the Debtor with the Creditor (hereinafter – Credit contract), including:
  - The limit of credit line – Euro 9 066 000 (nine million sixty six thousand) with taking the credit amount in rubles at the rate of Russia's Bank on the dates of taking the funds;
  - The term of the credit - 5 years since the signature date of the Credit contract;

- The contract became effective on October 12, 2004.

On November 12, 2004 the board of directors approved related party transaction and namely, the contract between OJSC "VolgaTelecom" and LLC "Vyatka-Page" on the sale of equipment on the following material terms and conditions:
- The transaction's subject – the sale of equipment in stock, quantity and quality as specified by the contract;
- The transaction's price – 113906,92 rubles, VAT including;
- the payment is made within 3 (three) months in accordance with the schedule of payments (Supplement № 1 to the contract);
- The contract's validity term – since the signature date and till the execution of obligations taken upon themselves by the parties;
- The transfer of the equipment specified in item 1.1. is executed by authorized representatives of the parties by signing the equipment acceptance certificate not later than 10 days after signing this contract;
- For the delay in payment the Buyer pays to the Seller late payment interest in the amount of 0,1 % of non-paid value of the equipment for every delay day, but not more than 10% of the equipment value.
- The contract became effective on November 29, 2004.

On November 16, 2004 the Board of directors approved terms and conditions of the contract concluded by OJSC "VolgaTelecom" with the Company's auditor – CJSC "Ernst & Young Vneshaudit", including determination of the size of payment for services under the contract for the audit of financial reporting as per RAS in the amount of US$233 000 (exclusive of VAT) and for the audit of the reporting as per IFRS in the amount of US$100 000 (exclusive of VAT) and the procedure of compensation of overhead costs in accordance with the contract's terms and conditions. The contracts became effective on November 10, 2004 and on November 29, 2004.

On November 22, 2004 the Board of directors:

1. By the majority of votes defined the introduction of uniform automated system of settlements in the Company as the priority trend of the Company's activity. In accordance with the materials of LLC"IBM Europe/Asia" to determine the estimated cast of introducing uniform automated system of settlements in the Company in the amount of US$61 920 000.

2. The transaction was approved that is related to the acquisition by the Company of the property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – the contract of supply with LLC"IBM Europe/Asia" and related party transaction was approved – contract of services of paying agent with OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:
- The contract's subject – LLC"IBM Europe/Asia" takes upon itself the obligation to transfer to the Company's property data media containing one copy of software and technical documentation, their structure is defined in Supplement № 1 to the contract, and also to transfer to the Company relevant licenses of the end user for the specified software in accordance with Supplement № 2 to the contract;
- The transaction's price – US$26 843 097;
- As consideration for data media of software, technical documentation and transferred licenses the Company takes upon itself to issue promissory notes to LLC "IBM Europe/Asia" in accordance with the approved table;
- The payment under the promissory note is made by paying agent – OJSC JSCB "Svyaz-Bank" located at: 125375, Moscow, Tverskaya str., 7;

- The time for delivery of data media of software and technical documentation – 60 (sixty) days since fulfillment of preliminary conditions specified in Supplement № 4 to the contract;
- The time for delivery of licenses for the software – within 60 (sixty) days since the time of getting by LLC "IBM Europe/Asia" of copies of license agreements signed by the Company, these license agreements should be provided to the Company within 30 (thirty) days since the time of fulfillment of preliminary conditions specified in Supplement № 4 to the contract;
- Basing on the market cost, the price of services and property purchased by the Company from OJSC JSCB "Svyaz-Bank" under the contract of paying agent services was defined in the amount:

- Remuneration of OJSC JSCB "Svyaz-Bank" for the services rendered to the Company under the contract – 0, 08 % of the amount of promissory note;
- The value of promissory note forms purchased by OJSC JSCB "Svyaz-Bank" for the Company – 67,80 rubles (sixty seven rubles and eighty kopecks), VAT excluding, per one form;

- The contract became effective on December 1, 2004.

Related party transaction was approved - the contract of paying agent services concluded by the Company with OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:
- The contract's subject – OJSC JSCB "Svyaz-Bank" purchase for the Company promissory note forms in the quantity of 18 pieces and renders to the Company the following services: composes the promissory notes, pays them as a paying agent when they are presented by noteholders, issues to noteholders and to persons/entities intending to buy the promissory notes the certificates as per the form provided in supplement № 2 to the contract;
- The transaction's price:

- Remuneration of OJSC JSCB "Svyaz-Bank" for the services rendered to the Company – 0, 08 % of the amount of promissory note;
- The value of promissory note forms purchased by OJSC JSCB "Svyaz-Bank" for the Company – 67,80 rubles (sixty seven rubles and eighty kopecks), VAT excluding, per one form;

- The contract's validity term – during two years since the date of signature with the possibility of further prolongation, if neither party declares its intention to cancel the contract.

3. The transaction was approved that is related to the acquisition by the Company of the property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – the contract of services of technical support of the software; the contract is concluded by the Company with LLC "IBM Eastern Europe/Asia" on the following material terms and conditions:
- The contract's subject – LLC "IBM Eastern Europe/Asia" takes upon itself to render to the Company the services of technical support of the software the structure of which is defined in Supplement № 1 to the contract in the scope defined by the said Supplement to the contract;
- The transaction's price – US$8 958 135;
- The term of services rendering – during 3 (three) years after the expiry of warranty period equal to 12 (twelve) months;
- The Company's Management board is to take into account the expenses related to this transaction when planning the budget for 2005;
- The contract became effective on December 1, 2004.

On December 15, 2004 the Board of directors approved the transactions related to acquisition, assignment or possibility of assignment by the Company directly or indirectly of assets the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date, including: Contract of supplying the credit in rubles by CJSC "International Moscow's Bank" to the Company and the Contract of pledge concluded by and between CJSC "International Moscow's

Bank" and the Company. (the credit's amount – 700 (seven hundred) million rubles; the term of the credit – 36 (thirty six) months; the number of periods of credit using – 3 (three); the period of using – 12 (twelve) months; the interest rate for the first period of using – 11,25 % per year; the pawn subject – equipment; collateral value of pawn subject – 805 (eight hundred and five) million rubles). The contract became effective on December 17, 2004.

On December 22, 2004 the Board of directors approved related party transactions:

1. Combined agreement of non-government pension insurance between the Company and Non-Government Pension Fund "Telecom-Soyuz" on the following terms and conditions:
- The subject of the agreement: NGPF "Telecom-Soyuz" and the Company take upon themselves the obligations for non-government pension insurance of the participants on the terms and conditions of this agreement of non-government pension insurance and in accordance with pension scheme № 1 "With fixed sizes of pension taxes. With joint and several responsibility. Pension payments are made for term of life" according to the Rules of non-government pension insurance of NGPF "Telecom-Soyuz" (Supplement №1 to the agreement);
- The agreement's validity term: it becomes effective on the date of signature and is valid till its complete fulfillment or early cancellation;
- In 2005 the pension tax is not paid;
- The agreement became effective on December 24, 2004.

2. The agreement of non-government pension insurance between the Company and NGPF "Telecom-Soyuz" on the following terms and conditions:
- The subject of the agreement: in accordance with the terms and conditions of the agreement of non-government pension insurance the Company takes upon itself the obligation to pay pension taxes to NGPF "Telecom-Soyuz" in favor of participants having labor relations with the Company, and NGPF "Telecom-Soyuz" takes upon itself the obligation to pay non-government pension to NGPF "Telecom-Soyuz" participants;
- The agreement's validity term: it becomes effective on the date of receipt by NGPF "Telecom-Soyuz" of the first pension tax from the Company and is valid without time limitation;
- The amount of pension tax for 2005: 260 000 000 rubles;
- Annual pension taxes are paid in equal shares with period type of one time per a quarter;
- The amounts of further annual pension taxes will be defined by supplementary agreements to the agreement of non-government pension insurance;
- The agreement became effective on December 24, 2004.

3. Related party transaction was approved and namely – conclusion of contract № 05-21/0019 between OJSC "VolgaTelecom" and OJSC "Rostelecom" for temporary use of digital communication channels on the following terms and conditions:
- The transaction's subject – OJSC "Rostelecom" provides to OJSC "VolgaTelecom" digital communication channels for temporary use;
- The transaction's price – it is defined on the basis of calculation of the cost of providing digital communication channels in accordance with Supplement №1 to the contract;
- The contract's validity term – it becomes effective on the date of its signature by both the parties and is valid till December 31, 2005;
- OJSC "Rostelecom" transfers and OJSC "VolgaTelecom" accepts for temporary use digital communication channels in accordance with Supplement №2 (2/1, 2/2 and so on) to the present contract ("Digital channel diagram").

The contract is for signature by OJSC "Rostelecom".

4. Related party transactions were approved and namely – conclusion of additional agreement to contract № 05-21/0155 of 24.10.2003 between OJSC "VolgaTelecom" and OJSC "Rostelecom" on internetworking on the following terms and conditions:
- The transaction's subject – modification of terms and conditions of contract №05-21/0155 of 24.10.2003 as related to provision of additional service for traffic transit from OJSC "Vol-

gaTelecom" subscribers to the platform of OJSC "Rostelecom" network by code DEF=809 200;

- The transaction's price – it is defined by additional agreement №3 to contract №05-21/0155 of 24.10.2003 in accordance with Supplement №1, Table 1.1. "Calculation of the Parties payments";
- The validity term of additional agreement – it becomes effective on the signature date and is applicable to the parties settlements for traffic transmitted by code "809 200" since May 1, 2004. The agreement is invalid since the date agency contract termination;
- The duration of calls by code "809 200" is recorded starting from the 1-st second of the connection. Charge rate calculations are applicable to every minute of effective connection. Short minute of every effective connection is rounded to larger part to a full minute;
- The agreement became effective on May 1, 2004.

5. Related party transaction and namely – agency contract №05-21/0255 between OJSC "VolgaTelecom" and OJSC "Rostelecom" concluded on the following material terms and conditions:

- The transaction's subject – performance of legal and other acts connected with settlements with OJSC "VolgaTelecom" Users of Inquiry-information services provided by O JSC "Rostelecom' or by third parties under relevant contracts with OJSC "Rostelecom" by codes DEF=809 200;
- The transaction's price – OJSC "VolgaTelecom" agency fee is 20% of the amount of received payments for Inquiry-information services;
- The contract's validity term – the contract is valid till December 31, 2004. The provisions of the agency contract are applicable to settlements with OJSC "VolgaTelecom" Users of Inquiry-information services rendered by OJSC "Rostelecom" or by third parties since May 1, 2004;
- The contract became effective on May 1, 2004.

6. Related party transaction was approved and namely – conclusion of contract № 05-21/0021 between OJSC "VolgaTelecom" and OJSC "Rostelecom" for provision of optical fibers for temporary use on the following terms and conditions:

- The transaction's subject – OJSC "Rostelecom" provides to OJSC "VolgaTelecom" optic fibers in cable communication line for temporary use at the hops listed in Supplement №1 to the contract;
- The transaction's price – it is defined in accordance with "Protocol of agreement on negotiated price for provision of optic fibers for temporary use" (Supplement №1 to the contract) and amounts to 455 220,00 rubles per month, VAT exclusive;
- The contract's validity term – the contract becomes effective on the date of its signature by both the parties and is valid till December 31, 2005;
- The contract became effective on February 1, 2004.

7. Related party transaction was approved and namely – conclusion of contract № 05-21/0146 between OJSC "VolgaTelecom" and OJSC "Rostelecom" for provision of optical fibers for temporary use on the following terms and conditions:

- The transaction's subject – OJSC "VolgaTelecom" provides to OJSC "Rostelecom" optic fibers in cable communication line for temporary use at the hops listed in Supplement №1 to the contract;
- The transaction's price – it is defined in accordance with "Protocol of agreement on negotiated price for provision of optic fibers for temporary use" (Supplement №1 to the contract) and amounts to 262 700,00 rubles per month, VAT exclusive;
- The contract's validity term – the contract becomes effective on the date of its signature by both the parties and is valid till December 31, 2005;
- The contract became effective on February 1, 2004.

8. Related party transaction was approved and namely – conclusion of contract № 43 between OJSC "VolgaTelecom" and OJSC "Rostelecom" for operation-maintenance servicing of digital transmission systems on the following terms and conditions:

- The transaction's subject – operation-maintenance servicing of digital transmission systems equipment;
- The transaction's price – OJSC "Rostelecom" pays to OJSC "VolgaTelecom" the cost of operation-maintenance servicing of digital transmission systems equipment in the amount of 173 252,20 rubles per month, VAT exclusive;
- The contract's validity term – the contract becomes effective on the date of its signature by both the parties and is valid till December 31, 2005;
- OJSC "Rostelecom" transfers and OJSC "VolgaTelecom" accepts for servicing digital transmission systems equipment in accordance with Supplement № 3 ("List and sites of location of "Customer's" digital transmission systems equipment transferred for operation-maintenance servicing");
- OJSC "VolgaTelecom" ensures the activities for operation-maintenance servicing of OJSC "Rostelecom" equipment in accordance with current "Rules of operation of primary networks of mutually agreed network of Russian Federation" and effective algorithms of the system of technical operations management of DLD communication;
- The contract became effective on February 1, 2004.

9. Related party transaction was approved and namely – conclusion of contract between OJSC "VolgaTelecom" and OJSC "RTCom.RU" for provision of communication services on the following terms and conditions:
- The transaction's subject – OJSC "RTCom.RU" provides to the Company the services of building Virtual Corporate Data Transfer Network on the basis of MPLS technology and the services of data transfer traffic transit over this network. The services are rendered in accordance with the Provision of service rendering for building MPLS-based virtual private network and services parameters defined by the parties in the order forms (commercial and technical);
- The transaction's price – OJSC "VolgaTelecom" pays to OJSC "RTCom.RU" for services in accordance with section III of the Provision of service rendering for building MPLS-based virtual private network to the contract;
- The term of services rendering – the contract becomes effective on the date of its signature by both the parties and is valid for 3 9three) year. The contract is for signature and becomes effective since the date of signature.

10. Related party transaction was approved and namely – conclusion of contract between OJSC "VolgaTelecom" and CJSC "Nizhny Novgorod cellular communication" for rental of non-residential premises on the following terms and conditions:
- The transaction's subject – provision for rental of non-residential premises located at:
  - Nizhny Novgorod city, Turgenev str., 13-a, of total area of 337,0 m^2;
  - Nizhny Novgorod city, Raevskogo str.,17-a, of total area of 42,0 m^2;
- The transaction's price – in accordance with Supplement № 3 to the contract;
- The Company may change the size of rental fee unilaterally, but not more than once in a year in the following cases:
  - Change of basic rate of rental fee for 1 m^2;
  - Change of rental fee calculation factor;
- The Lessee on a monthly basis, but not later than the 10-th day of current month makes the payment of rental fee and compensates public utility services for the current month;
- The contract's validity term – the contract is concluded for the unlimited period. Each party at any time may withdraw from the contract having notified the other party about this at least a month prior to this notification;
- The contract becomes effective on the date of its signature by the parties. The terms and conditions of this contract are applicable to relations that occurred between the parties since 02.11.2004;
- Modification of terms and conditions of the Contract is allowed by the parties' agreement. Introduced addenda and changes are considered by the parties within 30 days period and are executed as additional agreement;

- The contract became effective on January 20, 2005.

11. Related party transaction was approved and namely – conclusion of contract between OJSC "VolgaTelecom" and CJSC "Nizhny Novgorod cellular communication" for rental of non-residential premises located at: Nizhny Novgorod city, B.Pokrovskaya str., 56, of total area of 810,5 m^2; Nizhny Novgorod city, Gagarin avenue, 11/11, of total area of 963,4 m^2 on the following terms and conditions:

- The transaction's subject – provision for rental of non-residential premises located at:
  - Nizhny Novgorod city, B. Pokrovskaya str., 56, of total area of 810,5 m^2;
  - Nizhny Novgorod city, Gagarin avenue, 11/11, of total area of 963,4 m^2;
- The transaction's price – in accordance with Supplement № 3 to the contract;
- The Company may change the size of rental fee unilaterally, but not more than once in a year in the following cases:
  - Change of basic rate of rental fee for 1 m^2;
  - Change of rental fee calculation factor;
- The Lessee on a monthly basis, but not later than the 10-th day of current month makes the payment of rental fee and compensates public utility services for the current month;
- The contract's validity term – the contract is concluded for the unlimited period. Each party at any time may withdraw from the contract having notified the other party about this at least a month prior to this notification;
- The contract becomes effective on the date of its signature by the parties. The terms and conditions of this contract are applicable to relations that occurred between the parties since 01.09.2004;
- Modification of terms and conditions of the Contract is allowed by the parties' agreement. Introduced addenda and changes are considered by the parties within 30 days period and are executed as additional agreement;
- The contract became effective on January 20, 2005.

X. MAJOR RISK FACTORS

Industry risks.

The level of competition in telecommunication sector of the Volga Federal district economy is steadily growing.

Improvement of competition with alternative operators in the sphere of provision of new services and long distance communication services is observed in all the branches of OJSC "VolgaTelecom" despite the fact that the Company is still the leader in wire line communication. The risk of reduction of long distance communication services income is increasing as a result of termination of traffic over IP-channels of alternative operators by communication operators connected to OJSC "VolgaTelecom". Also on account of growth of the market of cellular communication services, the demand for the services in the sphere of fixed line telephone communication becomes smaller.

The following economic factors may cause decline of the situation in the industry and worsening of the Company's position at the market:

- General decline in throughput and reduction of economic growth rates;
- Economic risks inherent to Russian Federation upon the whole, including the level of macroeconomic instability in the country, the availability of probability of changes in legislation that may result in reduction of the Company's profits or toughening the procedure of taxation of capital gains on securities;
- The rates of ruble devaluation are higher than the tariffs growth rate.

In case of negative development of situation in the region and the country's economy the following activities are planned:

- Optimization of costs structure;

- Update of the Company's investment program;
- Adjustment of the Company's pricing and marketing policy;
- Adaptation of the structure of provided services taking into account market demands in order to maximize profit.

As a result of consolidation OJSC "VolgaTelecom" has the opportunity to use unified infrastructure and technical facilities within the boarders of the Volga Federal district, therefore the influence of industry risks on the Company's activity is estimated as minimum. This allows for providing the widest range of communication services to the customers and also for optimal development of inter-regional communication networks to reduce the prime cost and to improve the services cost efficiency.

Country and regional risks.

The economic situation in the regions and the relations with the authorities of federation subjects and municipal governments in all the regions are shaping positively, and this is favorable for the Inter-Regional Company activity and its capabilities to fulfill its obligations.

In future the reasons of situation destabilization may be:
- Interference of government controlling bodies into the Inter-Regional Company activity. The Company is objectively strengthening its positions at the market. In addition, the number of management objects is reduced for a regulatory body. Hence, amalgamated company may attract more attention to its activity.
- Reduction by regional authorities of financing the programs of its regions telephonization.

XI. DATA ON THE COMPANY'S PARTICIPATION IN OTHER ORGANIZATIONS PROVIDING COMMUNICATION SERVICES (THE COMPANY'S EQUITY STAKE IN THE CHARTER CAPITAL OF THESE ORGANIZATIONS IS AT LEAST 10%)

Table 31.

№	Organization's name*	Core activity**	Equity stake in the organization's Charter capital, %	Contribution to Charter capital, thousand rubles	Basic performances of activity		
					Number of subscribers/lines	Proceeds, thousand rubles	Net profit, thousand rubles
1	CJSC "Nizhny Novgorod cellular communication"	GSM cellular communication services	100	21629,4	720000	1318717	332177
2	CJSC "TeleSviyaz-Inform"	Local telephone communication services	100	10,0	The company does not carry out the activity		
3	CJSC "Digital telecommunications"	Local telephone communication services	100	8,0	11952	27118	3485
4	LLC "Izhcom"	Data transfer services, Internet	100	600,0	28500	70477	10490
5	LLC "Vyatka-Page"	Paging communication services	91	18,2	1142	34014	120039
6	CJSC "Transsvyaz"	Local telephone communication services	80	320,0	5990	19143	606
7	OJSC "OMRIX"	Data transfer services, Internet	73,6	146,2	652	2880	0
8	CJSC "Pulse Radio Yoshkar-Ola"	Radio broadcasting services	61	183,0	-	3751	-1

9	CJSC "Cellular communication of Mordoviya"	NMT-450 cellular communication services	60	30,0	The company does not carry out the activity		
10	CJSC "Ulyanovsk-GSM"	GSM cellular communication services	60	60,0	147919	370256	51233
11	LLC "Radio-Resonance"	Airplay of TV-radio news and music programs	51	4,284	-	4674	85
12	CJSC "Orenburg-GSM"	GSM cellular communication services	51	102,0	57798	136083	27140
13	OJSC "TATINCOM–T"	GSM cellular communication services	50 % + 1 ordinary share	170941,9	178000	383231	17965
14	CJSC "Public telephone Saratov"	CDMA wireless communication services	50 % + 1 preferred share	50,01	58377	177661	27110
15	CJSC "Nizhegorodskyi radio telephone"	CDMA wireless communication services	50	50,0	1928	18801	-1696
16	CJSC "Saratov Mobile"	AMPS/DAMPS and GSM cellular communication services	50	3300,726	38297	74486	-13100
17	CJSC "Chery Page"	Paging communication services	50	95,0	920	1803	-184
18	CJSC "Nizhegorodteleservice"	Communication services	40	1200,0	118	9325	921
19	CJSC "Penza Mobile"	AMPS cellular communication services	40	1210,0	2772	6488	-2827
20	CJSC "Pulse Radio"	Radio broadcasting services	40	0,04	-	844	76
21	OJSC "Telesot"	Local telephone communication services	32,4	3276,24	13676	28627	6941
22	CJSC "Chuvashiya Mobile"	AMPS cellular communication services	30	501,857	18200	17658	51594
23	CJSC "Samara-Telecom"	Local telephone communication services	27,8	75,01	10100	222303	54539
24	LLC CPC "Rossvyazinform"	Local telephone communication services	20	0,25	5530	30483	776
25	LLC "Raduga-Poisk"	Paging communication services	18,2	226,954	2382	10626	1469
26	CJSC "Samarasvyazinform"	Local telephone communication services	16,92	1,287	24269	116311	17027
27	LLC "Samara pay phone"	Local telephone communication services	10,0	10,0	The company does not carry out the activity		

Comments to the table:

During 2004 the Company acquired:

- 49 % of Charter capital of LLC "Izhcom", after this the latter became 100% affiliate of the Company.

The Company increased equity stake in charter capitals of the following companies:

- OJSC "ICN "Omrix" to 73,6 % (earlier OJSC "VolgaTelecom" had 42,1 % of the Charter capital);

- CJSC "Transsvyaz" to 80,0 % (earlier OJSC "VolgaTelecom" had 40,0 % of the Charter capital);

- CJSC "Ulyanovsk-GSM" to 60,0 % (earlier the equity stake in the Charter capital was 51,0 %).

** - the name of the organization in which the Company is:*

a) founder;
б) stockholder.
*** - the standard is indicated for organizations providing cellular communication services.*

XII. PERSONNEL DEVELOPMENT

12.1. Labor and wages.

The average monthly earnest of the Company's employees in 2004 amounted to 8267 rubles. The general rate of growth of the average monthly earnest in the Company amounted to 132,2 %. This is confirmed by the following figures: the wages were raised in Kirov branch by 42,6 %, in branch in the Republic of Maryi El - by 40,2 % , in branch in the Republic of Mordoviya by 29,8 %, in Nizhny Novgorod branch - by 23,1 %, Orenburg branch- by 28,8 %, in Penza branch - by 41,2 %, in Samara branch - by 35,5 %, in the Republic of Udmurtiya branch - by 22%, in Ulyanovsk branch - by 28,6 %, in branch in the Republic of Chuvashiya – by 28,9 %.

At the formation of wages in the branches of the Company the following factors were taken into account:

1. Indexes of economic effectiveness of the branch for the report period.
2. Return from personnel costs and the proceeds per an employee.

Besides, the work on adjustment of wages and its balancing in each group of branches and on achievement of its higher level, was done. In accordance with Field agreement, the minimal wage rate was increased up to 1500 rubles. As the result, not bad expected ratio (one and a half) of average wage in the branches to average wage in the regions was obtained, which is seen in the data by the results of the year.

Differential approach, used at the formation of salary fund in the branches, was not chosen accidentally. It allowed not only to prevent passing the limits of the existing budget of the Company and overspending of financial resources, but also increased the staff's interest in final results of the enterprise's activity, mobilized internal resources and directed them at the achievement of higher economic indexes, which in prospect leads to the growth of prosperity of the enterprise's employees.

Ratio of average wage in the Company to the wage in the regions.
Average wage of payroll employees.

Table 32.

Enterprises' names	Ratio of average wage in the Company to the average wage in the regions.
Kirov branch	1,6
Branch in the Republic of Maryi El	2,0
Branch in the Republic of Mordoviya	1,8
Nizhny Novgorod branch	1,8
Orenburg branch	1,4
Penza branch	1,6
Samara branch	1,3
Saratov branch	1,8
Branch in the Republic of Udmurtiya	1,7
Ulyanovsk branch	1,6
Branch in the Republic of Chuvashiya	1,7
OJSC "VolgaTelecom" TOTAL	1,7

The information on average wage of payroll employees in 2003-2004 is presented below:

Chart 16.

Average wage of payroll employees in 2003-2004 (per employee)



rubles
12000
10000
8000
6000
4000
2000
0
7257
5088
8093
5770
7477
5759
9622
7818
7237
5617
7156
5067
8321
6142
8226
5809
8995
7375
7683
5973
7299
5664
Kirov branch
Branch in the Republic of Maryi El
Branch in the Republic of Mordoviya
Nizhny Novgorod branch
Orenburg branch
Penza branch
Samara branch
Saratov branch
Branch in the Republic of Udmurtiya
Ulyanovsk branch
Branch in the Republic of Chuvashiya
2004
2003

Summarizing 2004 it is necessary to point out that the wage fund of registered employees (less dual job- holder and employees working by civil law contracts) increased as compared to the similar period of the previous year by 28,0% and amounted to 4734,9 million rubles.

By the results of 2004 the highest level of return from personnel costs was marked in Ulyanovsk branch and the Branch in the Republic of Maryi El. But the return from personnel costs in the Company in 2004 decreased as compared to 2003 positive dynamics was marked only in the branch in the Republic of Udmurtiya.

Chart 17.


Diagram: return from personnel costs
6,0
5,0
4,0
3,0
2,0
1,0
0,0
4,4 4,0
5,2 5,0
4,4 4,4
4,1 4,0
3,8 3,7
4,6 4,5
4,6 4,5
4,4 4,2
4,0 4,1
5,7 4,9
4,5 4,4
4,3 4,2
in fact for 2003
in fact for 2004

To receive necessary profit and profitability it is important to have labor efficiency growth rates outstripping the wage fund growth rates. However, in Saratov branch and in the branch in the Republic of Maryi El the labor efficiency growth rates are lower than the growth rates of labor remuneration.

Chart 18.

Diagram: Ratio of labor efficiency growth rates to labour remuneration growth rates for 2003- 2004


160,0
140,0
120,0
100,0
80,0
60,0
40,0
20,0
0,0
%
145,9
136,2
133,5
139,3
137,7
128,0
130,5
120,4
133,5
128,4
145,2
135,3
131,7
129,9
129,9
134,7
131,7
116,0
122,1
121,8
137,0
123,6
133,0
128,2
Kirov branch
Branch in the Republic of Maryi El
Branch in the Republic oc Mordoviya
Nizhny Novgorod branch
Orenburg branch
Penza branch
Samara branch
Saratov branch
Branch in the Republic of Udmurtiya
Ulyanovsk branch
Branch in the Republic of Chuvashiya
Total for inter-regional company
lobor efficiency growth rate
Wage fund growth rate

In Kirov, Nizhny Novgorod, Orenburg, Penza, Samara, Ulyanovsk branches and also in the branches in the Republic of Mordoviya, Udmurtiya and Chuvashiya, the labor efficiency increases by the growth rates outstripping the wage fund growth rates. That is why calculation sum of savings on expenses for labor remuneration in branches compared to the previous year could amount to 249 million rubles.

In 2005 the growth of average wage as compared to 2004 should amount to 123,5 % and come up to 10 213,00 rubles. That is why one of the main targets of 2005 is the work on adjustment of wage, its balancing in respect of each group of branches and achieving a higher level.

In 2004 special attention was paid to the issue of social protection of the Company's employees, observance of labor guarantees and labor protection. Thus, social benefits in the report year amounted to 87843,7 thousand rubles with the increase of 32,3% compared to the previous year.

Social benefits paid to payroll employees for 2003-2004

Table 33.

Name of enterprises	Social benefits per an employee (rubles)		
	2004	2003	%
Nizhny Novgorod branch	251,6	Nizhny Novgorod branch	251,6
General directorate of OJSC "VolgaTelecom"	897,0	General directorate of OJSC "VolgaTelecom"	897,0
Kirov branch	86,9	Kirov branch	86,9
Orenburg branch	129,4	Orenburg branch	129,4
Branch in the Republic of Maryi El	77,7	Branch in the Republic of Maryi El	77,7
Samara branch	89,9	Samara branch	89,9

	Social benefits per an employee (rubles)		
Branch in the Republic of Mordoviya	233,9	Branch in the Republic of Mordoviya	233,9
Penza branch	55,2	Penza branch	55,2
Branch in the Republic of Chuvashiya	126,4	Branch in the Republic of Chuvashiya	126,4
Saratov branch	185,0	Saratov branch	185,0
Ulyanovsk branch	194,4	Ulyanovsk branch	194,4
Branch in the Republic of Udmurtiya and	136,2	Branch in the Republic of Udmurtiya and	136,2
Total for OJSC "VolgaTelecom"	153,4	Total for OJSC "VolgaTelecom"	153,4

Fund of social benefits paid to payroll employees in 2003-2004

Table 34.

Name of enterprises	Social benefits (thousand rubles)		
	2004	2003	%
Nizhny Novgorod branch	24410,3	Nizhny Novgorod branch	24410,3
General directorate of OJSC "VolgaTelecom"	2099,0	General directorate of OJSC "VolgaTelecom"	2099,0
Kirov branch	4331,1	Kirov branch	4331,1
Orenburg branch	8910,6	Orenburg branch	8910,6
Branch in the Republic of Maryi El	2082,0	Branch in the Republic of Maryi El	2082,0
Samara branch	7553,6	Samara branch	7553,6
Branch in the Republic of Mordoviya	6988,5	Branch in the Republic of Mordoviya	6988,5
Penza branch	1890,3	Penza branch	1890,3
Branch in the Republic of Chuvashiya	4560,4	Branch in the Republic of Chuvashiya	4560,4
Saratov branch	12771,3	Saratov branch	12771,3
Ulyanovsk branch	6963,2	Ulyanovsk branch	6963,2
Branch in the Republic of Udmurtiya and	5283,4	Branch in the Republic of Udmurtiya and	5283,4
Total for OJSC "VolgaTelecom"	87843,7	Total for OJSC "VolgaTelecom"	87843,7

12.2. Management structure improvement.

Among the events of 2004 important place belongs to reorganization of organizational structure of the enterprise and to the introduction of new management systems. On September 16, 2004 OJSC "VolgaTelecom" Management board approved the organization structure of the Company's General Directorate (Minutes № 3 of September 20, 2004). On December 28, 2004 OJSC "VolgaTelecom" Management board approved medium-term organization structure of the Company's branches (Minutes № 12 of December 29, 2004). The main target the Company's management faced at the formation of new organization structure was to improve the

Company's management systems, to optimize business-processes in all activity trends and the final goal - to increase the Company's profit.

In 2004 the analysis of effective staff schedules was carried out and on the basis of the analysis the plan of measures on staff number optimization was elaborated in accordance with approved macro-indexes. As a result of measures carried out in 2004 the staff on the payroll decreased by 3,1% and amounted to 47731 units. The largest reduction occurred in Saratov branch – 4,9%, in the Republic of Udmurtiya – 4,9 % and in Ulyanovsk branch – 4,8%. During the year 1099 staff units were reduced. The basic measures on staff number optimization were:

- replacement analog equipment and step-by-step equipment by electronic and digital;
- transfer of functions: security, cable and other dispatches delivery, sweep- up to third parties;
- introduction of new equipment and new technologies;
- improvement of labor organization (automation and compaction of working places, change of operating mode, redistribution of liabilities).

Scheduled average payroll personnel for 2005 - 46 890 persons.

The information on average payroll personnel for 2003- 2004 is presented below.

Chart 19.

Average number of payroll personnel



persons
9 000,00
8 000,00
7 000,00
6 000,00
5 000,00
4 000,00
3 000,00
2 000,00
1 000,00
0,00
8 255,00
8 086,00
4 315,00
4 152,00
5 993,00
5 740,00
2 219,00
2 233,00
7 260,00
7 004,00
2 506,00
2 490,00
2 962,00
2 854,00
3 114,00
3 007,00
6 050,00
5 753,00
3 135,00
2 985,00
3 398,00
3 232,00
Nizhny Novgorod branch
Kirov branch
Orenburg branch
Branch in the Republic of Maryi El
Samara branch
Branch in the Republic of Mordoviya
Penza branch
ranch in the Republic of Chuvashiya
Saratov branch
Ulyanovsk branch
Branch in the Republic of Udmurtiya

AVERAGE NUMBER (persons) 2003 AVERAGE NUMBER (persons) 2004

12.3. Staff relations.

Work with non-government pension funds.

In connection with termination of the Company's reorganization, the need for unification of the procedure and terms of acquisition of rights for obtaining additional non-government pension, and also for standardization of approaches to the definition of the Company's employees' pension sizes. In this respect large work on reorganization of contract relations between non-government pension fund "Telecom-Soyuz" and the branches was done in the report year, which resulted in conclusion and approval by the Board of directors and the Management board since January 01, 2005 of unified contract on non-government retirement insurance of employees through non-government pension fund "Telecom-Soyuz"; this contract stipulates two schemes of additional retirement insurance by means of basic and accumulative parts of the pension. As a result of adoption of the contract the transparent system of additional retirement insurance was established, the effectiveness of the fund's interaction with the Company grew, the optimization of expenses for the employees' retirement insurance was achieved. 260 million rubles were planned in the Company's budget for these purposes.

Formation of administrative personnel reserve.

In 2004 in connection with structural transformations in the Company, administrative personnel reserve for key management posts of the Inter-Regional Company was renewed. For the moment there are 44 persons in the personnel administrative reserve. The integrated assessment of the reserve made in the second half of 2004 showed that the qualification level of the Company's management is rather high and allows for managing the Company's business – processes on high effectiveness level. By preliminary results 20,5 % of the Company's management entered Golden personnel reserve of the group of companies of OJSC "Svyazinvest" and were awarded certificates of honor for large personal contribution to the development of telecommunication system of the country, high professionalism and conscientious work. Unfortunately, 41 % of the employees demonstrated results which were not high and a training and development program will be elaborated and introduced for the increase in their professional level.

Staff training.

One of the trends of the Company's staff policy in 2004 was the organization of permanent training of the staff, improving its qualification by means of using all modes of training. In the report year the staff training in the educational institutions of RF Ministry of communications and of OJSC "Svyazinvest", and also short-term training on the basis of the Company's training centers remained the main modes of qualification improvement. So, 8 322 persons improved their qualification in Training centers, which makes 100,3 % as compared to the level of 2003 upon the average in the Company. Total number of persons trained by different off-site training programs of target preparation in 2004 was 3255 persons. Summarizing this year, it is necessary to point out, that the number of employees who passed the training increased, the topics of internal (more than 40) and external courses was considerably enlarged. In 2004 for the first time the program of centralized training was elaborated and introduced, it was focused on preparation of chiefs and key experts of the Company. Total expenses for training and development of the Company's staff amounted to 34,5 million rubles, which makes 133 % to the level of 2003. For 2005 the training of more than 12 000 employees of the Company is planned. More than 105,64 million rubles will be allocated for the realization of training programs.

Formation of unified policies of human resources management.

In 2004 the work on elaboration and introduction of unified human resources management policies covering almost all trends of work with personnel - beginning from staff recruitment to employees' training and development was commenced. Certainly, the positive role of the introduction is that procedures unification and the introduction of systems of work with personnel common for all branches – are a step on the way to contingence of interests of OJSC "VolgaTelecom" branches which is to act and work as a unified mechanism by uniform regulations and rules.

Introduction of management by objectives- compensation and incentive system on the basis of management by objectives.

The event of 2004 of no little significance was the introduction of a new plan of bonuses paid to the staff on the basis of management by objectives in the Company's General Directorate, the bonus plan being focused on increasing incentive and achieving high production indexes. During 2005 total transition to the new bonus plan is scheduled in the entire OJSC "VolgaTelecom".

Awarding.

For the past 2004 more than 150 employees were awarded, out of them 1 employee received government reward "Honorary telecommunication worker" – 1 person, 36 persons received department reward "Expert of communication" , 11 persons - badge "Honorary radio operator", 108 persons - certificates of honor of OJSC ' Svyazinvest" and OJSC "VolgaTelecom" .

XIII. INFORMATION ABOUT THE COMPANY'S BODIES

- General meeting of stockholders – supreme management body of the Company;
- The Board of directors;
- General Director;
- The Management board;
- The Auditing committee.

13.1. The Company's Board of directors.

The structure of the Board of directors which functioned before the shareholders general meeting in 2004:

Table 35.

№	Surname, name and patronymic name	Place of employment and work status
1.	Yurchenko Evgenyi Valerievich	The Chairman of the Board of directors - Deputy to OJSC "Svyazinvest" General Director
2.	Lyulin Vladimir Fedorovich	Deputy to the Chairman of the Board of directors – OJSC "VolgaTelecom" General Director
3.	Bobin Maxim Victorovich	Head of legal department of Moscow representation office of "NCH Advisors, Inc" company
4.	Grigorieva Alla Borisovna	Deputy to the director - Head of section of the Department of corporate governance of OJSC "Svyazinvest"
5.	Dudchenko Vladimir Vladimirovich	Head of analytic section of Moscow representation office of "NCH Advisors, Inc" company
6.	Zabuzova Elena Victorovna	Director – head of the section of the Department of economic and tariff policy of OJSC "Svyazinvest"
7	Lopatin Alexander Vladimirovich	Deputy to OJSC "Svyazinvest" General Director
8.	Romskyi Georgyi Alexeevich	Deputy to OJSC "Svyazinvest" General Director
9.	Savchenko Victor Dmitrievich	Director of legal ensuring Department of OJSC "Svyazinvest"
10.	Fedorov Oleg Romanovich	Deputy to executive director of investors rights protection association
11.	Chernogorodskyi Sergey Valerievich	Director of the Department of stockholder capital of OJSC "Svyazinvest"

Quantitative and personal structure of operating Board of directors:

The Board of directors – is the Company's collegial management body, carrying out the general management of the Company's activity.

The Company's Board of directors is elected annually by the annual general meeting of shareholders with the structure of 11 persons by cumulative voting.

At the annual general meeting of shareholders the Board of directors was elected in the following structure:

Table 36.

Surname, name and patronymic name	Date of birth	Education	Place of employment and work status	Other posts held	Citizenship	Possession of shares during the report year	Length of work in the Board of directors of OJSC "VolgaTelecom"
Yurchenko Evgenyi Valerievich	1968	higher	The Chairman of the Board of directors - Deputy to OJSC "Svyazinvest" General Director	Chairman of the Board of directors of: OJSC "SibirTelecom" OJSC "Dalsvyaz"; Member of the Board of directors of: OJSC "Rostelecom", CJSC "RTK-Invest" OJSC "RTKomm.RU" CJSC "RTK-Invest", OJSC "Central telegraph", OJSC "CenterTelecom", CJSC "Registrator Svyaz" Interregional commercial bank of telecommunication and informatics development (OJSC); Member of the Management board of OJSC "Svyazinvest"; Member of the Council of Non-government fund "Telecom – Soyuz"	Russian Federation	Does not possess the Company's shares	since 2003
Lyulin Vladimir Fedorovich	1938	higher	OJSC "VolgaTelecom" General Director	Chairman of the Board of directors of: CJSC "Nizhegorodskaya cellular communication", OJSC "TATINCOM-T"; Member of the Board of directors of CJSC "Sotel-Nizhny Novgorod" Chairman of the Management board of OJSC "VolgaTelecom"	Russian Federation	Ordinary registered shares 446 118 Preferred registered shares 42 387	since 1994

Andreev Vladimir Alexandrovich	1951	higher	Rector of Povolzhsky State Academy of telecommunications and informatics	no	Russian Federation	Does not possess the Company's shares	since 2004
Bobin Maxim Victorovich	1975	higher	Chief of legal department of Moscow's representation office of "NCH Advisors, Inc."	Member of the Board of directors of: OJSC "Abrasive plant "Ilyich", OJSC "SibirTelecom"	Russian Federation	Does not possess the Company's shares	since 2003
Grigorieva Alla Borisovna	1967	higher	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "Uralsvyazinform"	Russian Federation	Preferred registered shares 2 000	since 1996
Degtyarev Valeryi Victorovich	1957	higher	General Director of OJSC "Tetrasvyaz"	Member of the Board of directors of: CJSC "Professional telecommunications", CJSC "Radiotel"	Russian Federation	Does not possess the Company's shares	since 2004
Dudchenko Vladimir Vladimirovich	1973	higher	Head of analytic section of Moscow representation office of "NCH Advisors, Inc" company	Member of the Board of directors of: OJSC "Uralsvyazinform" OJSC "Dalsvyaz", OJSC "Southern Telecom Company" OJSC "Kirovenergo", OJSC "Vladimir-energo"	Russian Federation	Does not possess the Company's shares	since 2003
Romskyi Georgyi Alexeevich	1956	higher	Deputy to OJSC "Sviayzinvest" General Director	Chairman of the Board of directors of: OJSC "Giprosvyaz", Member of the Board of directors of: CJSC "Globus-Telecom", OJSC "Southern Telecom Company", OJSC "SibirTelecom', OJSC "National payphone network"; Member of the Management board of: OJSC "Svyazinvest", OJSC "Rostelecom"	Russian Federation	Does not possess the Company's shares	since 2003
Savchenko Victor Dmitrievich	1960	higher	Director of legal ensuring Department of OJSC	Member of the Board of directors of OJSC "Moscow city exchange"	Russian Federa-	Does not possess the Company's	since 2003

			"Svyazinvest"	LLC "South Ural cellular telephone" Member of the Management Board: OJSC "Central telegraph"	tion	shares	
Fedorov Oleg Romanovich	1968	higher	Executive director of corporate finances department of CJSC "Unified financial group"	Member of the Board of directors of: OJSC 'Novosibirskenergo"	Russian Federation	Does not possess the Company's shares	since 2003
Chernogorodskyi Sergey Valerievich	1977	higher	Director of the Department of stockholder capital of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "Uralsvyazinform"	Russian Federation	Does not possess the Company's shares	since 2003

There are 5 independent directors in the structure of the Board of directors: Andreev V.A., Bobin M.V., Degtyarev V.V., Dudchenko V.V., Fedorov O.R.

In 2004 the Board of directors' structure was elected once at the annual general meeting of shareholders which was held on June 22, 2004.

The members of the Company's Board of directors during the performance of their duties are paid remuneration and compensations for expenses related to the performance of their duties of the members of the Board of directors.

Remuneration to the members of the Board of directors consists of quarterly and annual one.

Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

The remuneration of the Board of directors' Chairman is established with the coefficient 1,5.

Quarterly remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is established as the sum of deductions according to rates (percent):

- of the Company's EBITDA by IAS accounting statement data for the report year;
- of the Company's net profit by the results of the report year, allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of d irectors in equal shares.

Annual remuneration of a member of the Board of directors is decreased by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

The rates (percent) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting, electing the specified structure of the Board of directors.

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' structure.

The Board of directors members who are the members of the Company's Board of directors committee, are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees' members, in the amount of 40 000 rubles (for the participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees simultaneously.

For the Chairman of a committee of the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs, carried out by the Company.

According to the resolution of the annual general meeting of shareholders of June 22, 2004, (minutes №4), the following rates (percent) of deductions are approved for calculating annual remuneration to the Board of directors' members, elected at the specified annual general meeting of shareholders:

- in the amount of 0,14% of EBITDA by IAS accounting statement data for 2004;
- in the amount of 0,22% of the Company's net profit for 2004 allocated to the payment of dividends.

On July 29, 2004 the Committees were established with the following structure:

- Committee for corporate governance:
  1. Grigorieva Alla Borisovna - The Committee's Chairman
  2. Bobin Maxim Victorovich
  3. Fedorov Oleg Romanovich
  4. Grigorieva Lyubov Ivanovna
  5. Evdokimov Andrey Vladimirovich
- Committee for strategic development:
  1. Romskyi Georgyi Alexeevich - The Committee's Chairman
  2. Degtyarev Valeryi Victorovich
  3. Andreev Vladimir Alexandrovich
  4. Fedorov Oleg Romanovich
  5. Lyulin Vladimir Fedorovich
- Committee for staff and rewards:
  1. Bobin Maxim Victorovich - The Committee's Chairman
  2. Savchenko Victor Dmitrievich
  3. Dudchenko Vladimir Vladimirovich
  4. Filippova Nadezhda Valentinovna
- Committee for audit
  1. Degtyarev Valeryi Victorovich - The Committee's Chairman
  2. Dudchenko Vladimir Vladimirovich
  3. Chernogorodskyi Sergey Valerievich

The amount of remuneration to the Company's Board of directors paid by the results of the report year was 21 605 080 rubles.

13.2. General Director.

General Director is the sole executive body carrying out management of the Company's current activity. The General Director is appointed by the Company's Board of directors.

Lyulin Vladimir Fedorovich was borne in 1938.

In 1959, he finished Kuybyshev communications polytechnic school and worked as a technician for cable communication till his service in the Soviet Army, after his service in the armed forces he graduated from Kuybyshev communications electrotechnical institute.

In 1967, Vladimir Fedorovich was appointed to work at Arzamas District communication center of Gorky regional PTCC to the post of senior engineer of VHF shop.

Since 1985 he was the head of Gorky regional industrial-technical management of communication, from now on, he is the head of the collective of the Nizhny Novgorod communications workers. He carried out a big work on creation of the OJSC 'Nizhegorodsvyazinform" which has been functioning since 1993. He was repeatedly elected for the post of the General Director of the Company by the stockholders.

After reorganization by means of affiliation of 10 regional companies to OJSC "Nizhegorodsvyazinform" since March 2003, he headed Open Joint Stock Company "VolgaTelecom".

Lyulin V.F. made a great contribution to the development and perfection of communication facilities in Nizhny Novgorod oblast and was repeatedly awarded with departmental and state awards for his high achievements in work: "Honorable radio operator" and "Master of communication", "Honored communication worker of Russian Federation";

He was awarded with the Orders: "For merits before Fatherland of IV degree", "The Sign of Honor", and medals.

The share in the charter capital of the issuer – he owns 0.18137% of the Company's charter capital.

Criteria of definition and the size of remuneration of the Company's General Director are stipulated by terms and conditions of the labor contract.

The amount of remuneration of the Company's General Director paid by the results of 2004 amounted to 5 360 286 rubles.

13.3. The Management board.

The Management board is a collegial executive body organizing the fulfillment of resolutions of stockholders general meeting and of the Company's Board of directors.

Quantitative and personal structure of the Management board is defined by the resolution of the Company's Board of directors following the proposal of the General Director, members of the Company's Board of directors.

On July 20, 2004 the Board of directors by the recommendation of the General Director formed the Company's Management board to the number of 14 persons in the following structure:

Table 37.

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Time of holding the post	Other posts held in the Company and in other organizations.	Possession of shares
1.	Lyulin Vladimir Fedorovich	1938	Higher	The Chairman of the Management board – the Company's General Director	Since 1985	Director of Nizhny Novgorod branch of OJSC "VolgaTelecom" Chairman of the Board of directors: CJSC "Nizhegorodskaya cellular communication", OJSC "TATINCOM-T"; Member of the Board of directors of CJSC "Sotel- Nizhny Novgorod"	Ordinary registered shares 446 118 Preferred registered shares 42 387
2.	Sipatova Taisiya Mikhailovna	1954	Higher	1-st deputy to the General Director for economics and finances	Since 2002	Deputy director of Nizhny Novgorod branch o0f OJSC "VolgaTelecom"; Chairman of the Board of directors of CJSC JS Commercial bank "Commercial bank "C-bank"; Member of the Board of directors of CJSC "Nizh gorodskaya cellular communication"	Does not possess the Company's shares
3.	Grigorieva Lyubov Ivanovna	1953	Higher	Deputy to the General Director for corporate development	Since 1995	Deputy director of Nizhny Novgorod branch of OJSC "VolgaTelecom"; Chairman of the Board of directors of CJSC "Orenburg-GSM" Member of the Board of directors: CJSC "Nizhegorodskaya cellular communication", OJSC "TATINCOM-T"; CSC 'Saratov Mobile", CJSC "Public telephone Saratov", CJSC "Digital networks of Udmurtiya -900", OJSC "Informational Commercial Networks "Omrix" CJSC "Ulyanovsk GSM"	Ordinary registered shares 506
4.	Vystorop Vasilyi Petrovich	1949	Higher	Deputy to the General Director for work with personnel and general issues	Since 2000	Deputy to the Director of Nizhny Novgorod branch of OJSC "VolgaTelecom"	Does not possess the Company's shares

5.	Dyakonov Mikhail Vasilievich	1954	Higher	Deputy to the General Director for construction (investments)	Since 1999	Deputy to the Director of Nizhny Novgorod branch of OJSC "VolgaTelecom"	Does not possess the Company's shares
6.	Sklyarov Ivan Petrovich	1948	Higher	Deputy to the General Director for marketing	Since 2001	Deputy to the Director of Nizhny Novgorod branch of OJSC "VolgaTelecom" Member of the Board of directors of OJSC "Plant the name of G.I. Petrovskiy".	Preferred registered shares 3 375
7.	Evdokimov Oleg Lvovich	1963	Higher	Deputy to the General Director for new and informational technologies	Since 2003	Deputy to the Director of Nizhny Novgorod branch of OJSC "VolgaTelecom" Chairman of the Board of directors: CJSC "Nizhegorod-teleservice", OJSC "Informational Commercial Networks "Omrix"	Ordinary registered shares 231 Preferred registered shares 300
8.	Kirillov Alexander Ivanovich	1956	Higher	1-st deputy to the General Director (Technical director)	Since 2004	Chairman of the Board of directors: CJSC "Pulse- Radio Yoshkar-Ola", CJSC "Pulse- radio"	Ordinary registered shares 215 403 Preferred registered shares 3 686
9.	Petrov Mikhail Victorovich	1973	Higher	Deputy to the General Director for mobile communication.	Since 2004	General director, Management board Chairman and the Board of directors' member of CJSC "Nizhegorodskaya cellular communication", Member of the Board of directors: CJSC Orenburg-GSM", OJSC "TATINCOM-T", CJSC "Saratov Mobile", CJSC "Ulyanovsk GSM", LLC "Udmurtskie cellular networks – 450"	Does not possess the Company's shares
10.	Elkin Sergey Leonidovich	1949	Higher	Deputy to the Director General – director of the branch in Samara	Since 2002	No	Ordinary registered shares 138 653 Preferred registered shares

							17 331
11.	Korolkov Oleg Animpadistovich	1941	Higher	Deputy to the Director General – director of the branch in Saratov	Since 2002	Chairman of the Board of directors of CJSC "Public telephone Saratov"	Ordinary registered shares 303 984 Preferred registered shares 32 469
12.	Shchukina Elvira Konstantinovna	1954	Higher	Director of legal department	Since 2003	No	Does not possess the Company's shares
13.	Popkov Nikolai Ivanovich	1973	Higher	The Company's chief accountant	Since 2003	Chief accountant of the Nizhny Novgorod Branch of OJSC "VolgaTelecom"	Does not possess the Company's shares
14.	Kormilitsyna Lyudmila Alexeevna	1955	Higher	Deputy to the director of electric communication department of OJSC "Svyazinvest"	Since 2001	No	Does not possess the Company's shares

The procedure of convocation and holding of sessions of the Management board, and also the procedure of taking the decisions of the Management board, the size and the procedure of remuneration payment to the members of the Management board are defined by the Provision on the Company's Management board approved by general meeting of the Company's stockholders.

The members of the Company's Management board during the term of their duties performance are paid remuneration and compensations for the expenses related to their performance of functions of the Management board members.

The Company's Board of directors defined the rate (percentage) of deductions for calculation of quarterly remuneration of the Management board members for the period from July 15, 2003 to July 15, 2004 (for the term of their authority) in the size of 0,43% of the net profit for the report quarter as per the data of the Company's accounting statement.

The size and the procedure of remuneration payment to the Management board, formed on July 20, 2004, and also its remuneration distribution among the Management board members are defined by the resolution of the Company's Board of directors according to the provision on remuneration of OJSC "VolgaTelecom" Management board members. The Management board members are entitled to participate in option programs carried out by the Company.

The remuneration paid to the Company's Management board by the results of the report year amounted to 7 863 216 rubles.

The purpose of the Management board activity is to assure the Company's effective work on deriving profit. The Company's Management board elaborates motions on core trends of the Company's activity, including on drafts of annual budget, budgets for medium- and long-term outlook, strategies and development programs of the Company, motions on introduction of changes into the specified documents; approves internal control procedures; defines staff and social policy of the Company and other issues, referred to his competence.

The Company's Management board elaborates and presents the materials to the Company's Board of directors, to the Committees established with the Board of directors in accordance with approved operating plans, and also under instructions of the Board of directors.

In 2004 the Company's Management board held 22 sessions, at which 74 issues were considered.

13.4. Auditing committee.

Auditing committee – is the Company's independent body of control, elected at the annual general meeting of shareholders for the period till the next annual general meeting of shareholders, and consisting of 5 persons.

The internal control over OJSC 'VolgaTelecom" financial-economic activity is performed by the Auditing committee, elected at the annual general meeting of shareholders on June 22, 2004 in the following structure:

Table 38.

№	Surname, name and patronymic name	Place of employment and work status
1.	Belyaev Konstantin Vladimirovich	Chairman of the Auditing committee, Chief accountant of OJSC "Svyazinvest"
2.	Alekhin Sergey Imanovich	Chief expert of Internal audit department of OJSC "Svyazinvest"
3.	Degtyareva Elena Petrovna	Leading expert of Electric communication department of OJSC 'Svyazinvest"
4.	Tikhonov Sergey Vladimi-	Chief expert of Internal audit department of OJSC

	rovich	"Svyazinvest"
5.	Frolov Kirill Victorovich	Deputy to the Director of Internal audit department of OJSC "Svyazinvest"

The competence of the Auditing committee includes:

- The check of reliability of data contained in the reports and other financial documents of the Company;
- Discovery of facts of breach of the procedure of accounting keeping and provision of financial reporting as established by Russian Federation legal acts;
- The check of observance of legal rules when calculating and paying the taxes;
- Discovery of facts of violation of Russian Federation legal acts in accordance with which the Company carries out its financial and economic activity;
- Appraisal of economic expediency of the Company's financial-economic operations.

The Auditing committee held three sessions. The checks of financial-economic activity of General Directorate and of Nizhny Novgorod branch of the Company were conducted in the following areas:

- Reliability of data contained in the accounting statement for 2004;
- The procedure of bookkeeping and provision of financial reporting for 2004.

Based on the results of the check the Report of the Auditing committee of OJSC "VolgaTelecom" for 2004 was drawn up. The violations, revealed by the Company's Auditing committee do not concern the bookkeeping procedure and accounting statement preparation, and cannot essentially affect the reliability of OJSC "VolgaTelecom" accounting statement for 2004.

XIV. THE DATA ON THE COMPANY'S OBSERVANCE OF CORPORATE GOVERNANCE CODE

14.1. Information about the Company's corporate governance code:

On March 11, 2004 the Company's Board of directors approved OJSC "VolgaTelecom" Code of corporate governance, the purpose of which was to form and introduce corporate governance principles and rules contributing to the Company's successful development into day-to-day activity, the successful development being expressed in the first instance in long-term perspectives of the Company's development, growth of its value, observance of legal interests and rights of all shareholders and the formation of positive image of the Company among shareholders, employees, customers and other interested persons.

The principles and rules contained in the Company's Code of corporate governance meet international standards of corporate governance best practice and represent a higher level of management and controlling bodies' functioning, business culture and high ethic norms observance as compared to current legislation.

For the purpose of effective performance of the Board of directors' functions in the light of requirements of OJSC "VolgaTelecom" Code of corporate governance the Board of directors' Committees are established which perform the functions on corporate governance, staff and rewards, budget and investment planning.

The Committees are designated for preliminary consideration of the issues referred to the Board of directors' competence, and the preparation of recommendations to the Board of directors.

The following Provisions were approved:

- The Provision on the Committee for corporate governance;
- The Provision on the Committee for budget and investment planning;

- The Provision on the Committee for staff and rewards.

On June 22, 2004 the annual general meeting of shareholders elected the Company's Board of directors by cumulative voting to the number of 11 persons, there are more than three independent directors meeting the requirements of OJSC "VolgaTelecom" Code of corporate governance in its structure.

On June 29, 2004 the newly elected Board of directors changed the structure of the Company's Board of directors' Committees for its term of office and established the Committee for corporate governance, the Committee for strategic development, the Committee for staff and rewards and the Committee for audit.

The functions performed by the Board of director's Committee for audit:

- Recommendation to the Board of directors with regard to candidates for outside auditors on the basis of its estimations;
- Participation in elaboration of internal control procedures;
- Appraisal of the report of the Company's auditor prior to its presentation at the general shareholders meeting;
- Issues of the Company's interaction with outside independent;
- Interaction with the Auditing committee;
- Interaction with a structural subdivision performing internal control functions;
- Consideration of the Company's financial statement.

The functions performed by the Board of directors Committee for staff and rewards:

- Defining criteria of selection of candidates for the posts of the General Director, the Management board members;
- Defining terms and conditions of the contracts with the General Director, Management board;
- The Company's policy formulation in the sphere of remuneration of top management, Board of directors' members;
- Regular estimation of the activity of the General Director, the Management board members;
- Defining principles and criteria of definition of sizes of remunerations and compensations to the Company's Auditing committee members;
- Preliminary approval for candidates for the posts of branches and representation offices' heads and for the dismissal of the heads of the specified structural subdivisions;
- Consideration of the General Director's candidature, his term of office and the early termination of office of the General Director;
- Elaboration of motions on the Management board structure, on the definition of its term of office, and also on early termination of office of the Management board members;
- Consideration of terms and conditions of contracts (additional agreements), concluded with the heads of branches and representation offices;
- Consideration of transactions in which there is an interest of the Board of directors' members, members of collegial executive body, the Company's General Director, in cases, when they are the party to the transaction.

The functions performed by the Board of director's Committee for corporate governance:

- Introduction of provisions of the Code of corporate governance into the Company's activity;
- Recommendations on the issues related to the convocation, preparation and holding annual and extraordinary general meetings of shareholders with due account for the use of the best practice of the Company's corporate governance;
- Motions on the introduction of modifications and amendments to the Company's Charter and other internal documents approved by general meeting of shareholders and the Board of directors of the Company;
- Realization of corporate transformations in the Company;
- Recommendations on the increase in the volume of disclosed information about the Company and on the rules of disclosing the information about the Company's activity;
- Definition of basic principles of construction of the Company's organizational structure;

- Preliminary consideration of materials prepared for holding meetings with shareholders, including of the Company's accounting for shareholders and investors;
- Assistance in prevention of corporate conflicts and assistance, and if necessary, participation in their settlement;
- Consideration of programs of interaction with investors;
- Elaboration of recommendations on including necessary expenses for maintaining corporate governance system development into the Company's budget and control over the use of the specified funds.

The functions performed by the Board of directors' Committee for strategic development:

1. Elaboration of motions and recommendations:
- On the Company's priority trends of activity, including on the budgets of different levels, perspective plans, strategies and development programs of the Company;
- On the perfection of budgeting system, investment planning procedure, monitoring and analysis in the Company;
- On the basic efficiency indexes and the system of management of the Company's financial activity;
- On the Company's investment policy for the purpose of development and upgrading of regional electric communication networks;
- On the strategy of work with join-stock and borrowed capital;
- On the policy of assets and liquidity management;
- On the strategy of increasing capitalization;
- On the Company's dividend policy;
- On defining the procedure of the Company's interaction with organizations in the capital of which the Company participates;
- On policy in the sphere of "takeovers and mergers" transactions and on capital assets sale.

2. Preparation of recommendations on the procedure of the transaction within the Board of directors' competence.

3. Consideration of material transactions which the Company plans to effect.

On August 19, 2004 the Board of directors appointed Pokrovskaya N.I. the Company's Corporate secretary, the functions of which include ensuring interaction with executive bodies and the Board of directors, provision of the Board of directors' activity; the Board of directors also approved the Provision on the Corporate secretary and the back office of the Company's Corporate secretary.

On September 24, 2004 the Board of directors approved the Provision on the Committee for corporate governance in the new wording, the Provision on the Committee for staff and rewards in the new wording, Provision on the Committee for audit, Provision on the Committee for strategic development.

The changes are introduced to OJSC "VolgaTelecom" Code of corporate governance, they concern article 4 "The Company's Board of directors"; item 4.22 is stated in the wording: "For the purpose of effective functioning of the Board of directors the Company establishes Committees of the Board of directors, performing functions on corporate governance, staff and rewards, strategic development, audit and others".

According to the requirements of the Code of corporate governance, there is a service of internal control over the Company's financial and economic activity in the Company, and the service does not depend on the Company's executive bodies.

14.2. Report on the observance of the Code of corporate governance as recommended by FCSM.

Table 39.

N	Provisions of the Code of corporate governance	Observed or not observed	Comment
General meeting of stockholders			

1.	Notification of stockholders on holding of general meeting of stockholders at least 30 days prior to the date of its holding irrespective of the issues included into the agenda, if legislation does not stipulate longer period.	Observed.	The date of notification dispatch is approved by the Company's Board of directors.
2.	Availability with the stockholders of the capability to get familiarized with the list of persons having the right to participate in general meeting of stockholders starting from the date of announcing the holding of general meeting of stockholders and to the closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – to the date of the end of acceptance of the voting bulletins.	Observed.	Item 7.5. of the Company's Charter
3.	Availability with the stockholders of capability to get familiarized with the information (materials) subject to provision during the preparation to holding general meeting of stockholders by means of electronic facilities, the Internet including.	Observed.	The Company has web-site in the Internet: www.vt.ru, where information presented to shareholders at the preparation for the meeting is provided.
4.	Availability with the stockholders the capability to bring forward the motions into the agenda of the general meeting of stockholders or to demand the convocation of general meeting of stockholders without providing an extract from the stockholders' register, if his/her rights for the shares are accounted in the system of stockholders' register keeping, and in case if his/her rights for shares are accounted at custody account, - it is sufficient to provide an extract from the custody account to exercise the above rights.	Observed.	Item 12.6. of the Company's Charter, item 2.6. of the Provision on the procedure of holding general meeting of the Company's stockholders
5.	Availability in the Company's Charter or in internal documents of the requirement of obligatory presence of the General Director, members of the Management board, members of the Board of directors, members of the Auditing committee and the Company's auditor at the general meeting of stockholders	Observed.	Item 12.17. of the Company's Charter, item 3.17. of the Company's Code of corporate governance
6.	Obligatory presence of nominees at general meeting of stockholders during consideration of issues of electing the members of the Board of directors, the General Director, members of the Management board, members of the Auditing committee, and also of the issue of the approval of the Company's auditor.	The Company secures the presence of nominees to management and control bodies at the general meeting of stockholders.	
7.	Availability in the Company's internal documents of the procedure of registration of the participants of general meeting of stockholders.	Observed.	Items 3.4. and 8.1. of the Provision on the procedure of holding general meeting of stockholders of the Company
The Board of directors			
8.	Availability in the Company's Charter of the authority of the Board of directors to approve annual financial-economic plan of the Company.	Observed.	Sub-item 1 of item 13.4 of the Company's

			Charter
9.	Availability of the procedure, approved by the Board of directors, of risk management in the Company.	It is stipulated by the Company's marketing strategy for 2004-2006 approved by the Company's Board of directors.	
10.	Availability in the Company's Charter of the right of the Board of directors to take a decision to suspend the powers of the General Director, appointed by the stockholders' general meeting	Not applicable.	Article 15 of the Company's Charter
11.	Availability in the Company's Charter of the right of the Board of directors to establish the requirements to the qualification and to the size of remuneration of the General Director, members of the Management board, heads of the basic structural divisions of the Company.	Observed.	Sub-item 33 of item 13.4; item 14.7; item 15.4. of the Company's Charter.
12.	Availability in the Company's Charter of the right of the Board of directors to approve the terms and conditions of contracts with the General Director and the members of the Management board.	Observed.	Sub-item 33 of item 13.4 of the Company's Charter
13.	Availability in the Company's Charter or in the internal documents of the requirement that when approving the terms and conditions of contracts with the General Director (managing organization, manager) and with the members of the Management board, the votes of the members of the Board of directors who are being the General Director and the members of the Management board are not taken into account during the vote tabulation	Not observed	
14.	Availability in the structure of the Company's Board of directors of at least 3 independent directors meeting the requirements of the Code of corporate governance.	Observed.	
15.	The absence in the structure of the Company's Board of directors of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market.	Observed.	
16.	The absence in the structure of the Company's Board of directors of the persons who are participants, general director (manager), members of the management body or an employee of a legal entity competing with the Company.	Observed.	
17.	Availability in the Company's Charter of the requirement of electing the structure of the Board of directors by cumulative voting.	Observed.	Item 13.2 of the Company's Charter
18.	Availability in the Company's internal documents of the duty of the members of the Board of directors to abstain from actions that will result in or potentially may result in the occurrence of conflict between their interests and the Company's interests, and in case of occurrence of such a conflict – of the duty to disclose the information about this conflict to the Board of directors.	Partially observed.	Item 3.2 of the Provision on the Board of directors

19.	Availability in the Company's internal documents of the duty of the members of the Board of directors to notify in writing the Board of directors on the intent to make transaction with the securities of the company where they are the members of the Board of directors, or with the securities of affiliated (dependent) companies, and also to disclose the information on transactions with such securities made by them.	Practically observed.	Item 3.2.10 of the Provision on the Company's Board of directors, introduction of appropriate changes to internal documents is included into the agenda of the annual general meeting of shareholders
20.	Availability in the Company's internal documents of the requirement that the sessions of the Board of directors should be held at least once in six weeks.	The sessions of the Board of directors should be held on a regular basis in accordance with the work plan approved at a session of the Board of directors. If required the Board of directors considers the issues not included into the work plan.	Item 6.2. of the Provision on the Company's Board of directors, item 4.8. of the Company's Code of corporate governance
21.	Holding of sessions of the Company's Board of directors during the year for which the Company's annual report is drawn up with periodicity of at least one time in six weeks.	Practically observed	
22.	Availability in the Company's internal documents of the procedure of holding the sessions of the Board of directors.	Observed.	Chapter 6 of the Provision on the Company's Board of directors.
23.	Availability in the Company's internal documents of the provision that it is necessary for the Board of directors to approve the Company's transactions for the amount of 10 and more per cent of the Company's asset value, excluding the transactions made in the course of common economic activity.	Observed.	Sub-item 19 and 20 of item 13.4. of the Company's Charter
24.	Availability in the Company's internal documents of the right of the members of the Board of directors to receive the information required for the performance of their duties from executive bodies and heads of basic divisions of the Company, and also of the responsibility for non-providing such information.	Observed.	Item 3.4. of the Provision on the Company's Board of directors.
25.	Availability of the committee of the Board of directors for strategic planning or assignment of functions of the said committee to other committee (except for the audit committee and the staff and rewards committee).	With the Board of directors there is the Committee for strategic development.	Item 4.22. of the Company's Code of corporate governance
26.	Availability of the committee of the Board of directors (committee for audit) that recommends the Company's auditor to the Board of directors and interacts with the auditor and the Company's auditing committee.	Observed.	Item 4.22. of the Company's Code of corporate governance
27.	Availability in the structure of the committee for audit of only independent and non-executive directors.		
28.	Performance of management of the committee for audit by an independent director.		

29.	Availability in the Company's internal documents of the right for access of all members of the committee for audit to any documents and information of the Company provided they do not disclose confidential information.		Item 4.20. of the Company's Code of corporate governance
30.	Establishment of the committee of the Board of directors (staff and rewards committee), its function being definition of criteria of selecting the candidates to the members of the Board of directors and formulation of the Company's policy in remuneration area.	Observed.	Item 4.22. of the Company's Code of corporate governance
31.	Performance of management of the staff and rewards committee by an independent director.	Observed.	
32.	The absence of the Company's office holders in the structure of the staff and rewards committee.	Observed.	
33.	Establishment of the risk committee of the Board of directors or assignment of functions of the said committee to other committee (except for the committee for audit and the staff and rewards committee).	Observed.	
34.	Establishment of the corporate conflict settlement committee of the Board of directors or assignment of functions of the said committee to other committee (except for the committee for audit and the staff and rewards committee).	Observed.	
35.	The absence of the Company's office holders in the structure of the corporate conflict settlement committee.	Partially observed	According to item 5.7. of the Provision on the Corporate governance committee , the committee's members-Company's officials do not have the right to vote on the issue of resolving corporate conflicts
36.	Performance of management of the corporate conflict settlement committee by an independent director.	The Committee for corporate governance is headed by Grigorieva A.B. – a member of the Board of directors.	The committee is headed by a non-executive director
37.	Availability of the Company's internal documents, stipulating the procedure of formation and operation of the committees of the board of directors, the documents being approved by the Board of directors.	Provisions on the Committees of the Company's Board of directors.	The Provisions are approved by the Board of directors on September 24, 2004 (minutes № 8)
38.	Availability in the Company's Charter of the procedure of defining the quorum of the Board of directors allowing for ensuring obligatory participation of independent directors in the sessions of the Board of directors.	The quorum for holding the sessions of the Company's Board of directors is more than the half of the number of elected members of the Board of directors	Items 13.6; 13.7; 13.10; 13.12; 13.13 of the Company's Charter.
Executive bodies			
39.	Availability of collegial executive body (the Management board) of the Company.	Observed.	Article 14 of the Company's Charter
40.	Availability in the Company's Charter or in the internal documents of the provision on the necessity of the Management board's approval of real estate transactions, of the Company's obtaining the credits, if the specified transactions are not related to	Observed.	Item 13.4. of the Company's Charter

	material transactions and their making is not related to the Company's ordinary economic activity.		
41.	Availability in the Company's internal documents of reconciliation procedure of operations falling outside the scope of the Company's financial-economic plan.	Observed.	Sub-item 2 of item 13.4. of the Company's Charter
42.	The absence in the structure of the Company's executive bodies of the persons who are a participant, general director (manager), a member of the management body or an employee of a legal entity competing with the Company.	Observed.	
43.	The absence in the structure of the Company's executive bodies of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market. If the functions of a single executive body are carried out by a managing organization or by a manager – compliance of general director and members of management board of managing organization or a manager with the requirements made to the General Director and members of the Management board of the Company.	Observed.	
44.	Availability in the Company's Charter or in the internal documents of prohibition to a managing organization (a manager) to carry out similar functions in a competing company, and also to be in any property relations with the Company apart from rendering the services of a managing organization (a manager).	The management pattern is not applicable.	
45.	Availability in the Company's internal documents of the duty of executive bodies to abstain from actions that will result in or potentially may result in the occurrence of conflict between their interests and the Company's interests, and in case of such conflict occurrence – the duty to inform the Board of directors about it.	Observed.	Article 10 of the Company's Code of corporate governance
46.	Availability in the Company's Charter or in the internal documents of the criteria of selection of a managing organization (a manager).	The management pattern is not applicable.	
47.	Provision by the Company's executive bodies of monthly reports on their work to the Board of directors.	Observed.	
48.	Incorporation of responsibility for the breach of provisions about using confidential and insider information in the contracts concluded by the Company with the General Director (a managing organization, a manager) and the members of the Management board.	Observed.	Item 3.1.10 of the labor contract with the General Director, and also the Provision on the protection of the Company's confidential information.
The Company's secretary			

49.	Availability in the Company of a special office holder (the Company's secretary), whose task is to ensure the compliance of the Company's bodies and office holders with the procedural requirements guaranteeing realization of rights and legitimate interests of the Company's stockholders.	Observed.	
50.	Availability in the Company's Charter or in the internal documents of the procedure of appointment (election) of the Company's secretary and the responsibility of the Company's secretary.	Observed.	Article 16 of the Company's Charter
51.	Availability in the Company's Charter of the requirements to the candidacy of the Company's secretary.	Observed.	Item 2.4. of the Provision on the Corporate Secretary and the back office of the Corporate Secretary
Essential corporate actions			
52.	Availability in the Company's Charter or in the internal documents of the requirement on the approval of a material transaction prior to its making	Observed.	Sub-item 17 of item 12.2; sub-item 19 of item 20; and item 13.4 of the Company's Charter
53.	Obligatory involvement of independent appraiser for the assessment of market value of property being the subject of a material transaction.	Observed.	
54.	Availability in the Company's Charter of the prohibition for taking any actions during the acquisition of large blocks of shares of the Company (takeover); the actions being meant for the protection of interests of executive bodies (members of these bodies) and the members of the Company's Board of directors, and also aggravating the situation of the stockholders as compared with the existing one (in particular, the prohibition for the Board of directors to make the decision on the issue of additional shares, on the issue of securities convertible into shares, or securities granting the right of acquisition of the Company's shares, even if the right for taking such a decision is granted to it by the Charter, before the end of the assumed period of shares acquisition.	Not observed	The direct prohibition for rights violation is needless, as the absence in the Charter of norms on the possibility of actions aimed at protection of interests of executive bodies (members of these bodies), members of the Board of directors and others shows the impossibility of taking such actions.
55.	Availability in the Company's Charter of the requirement of obligatory involvement of an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover.	The Company when carrying out takeover transaction will obligatory involve an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover. The Company's Charter does not stipulate the requirement of obligatory involvement of an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover.	

56.	The lack in the Company's Charter of the exemption of the acquirer from the obligation to offer the stockholders to sell the Company's ordinary shares belonging to them (issuing securities convertible into ordinary shares) during the takeover.	The Company's Charter does not contain the exemption of the acquirer from the obligation to offer the stockholders to sell the Company's ordinary shares belonging to them.	
57.	Availability in the Company's Charter or in the internal documents of the requirement of obligatory involvement of an independent appraiser for determination of the ratio of shares conversion during reorganization.	The Company, when affiliating communication operators of Volga region in 2002, obligatory involved an independent appraiser for determination of the ratio of shares conversion during reorganization. The Company's Charter does not stipulate the requirement of obligatory involvement of an independent appraiser for determination of the ratio of shares conversion during reorganization.	
Information disclosure			
58.	Availability of the internal document, approved by the Board of directors, defining the rules and approaches of the Company to the information disclosure (Provision on informational policy).	The information on the Company is disclosed on the basis of "Programs of activity for Public Relations and disclosure of information" approved by the Board of directors on June 19, 2002.	
59.	Availability in the Company's internal documents of the requirement of disclosing the information on the purposes of shares placement, on the persons who are going to acquire the placed shares, including a large block of shares, and also on the fact if top office holders of the Company are going to participate in the acquisition of the Company's shares being placed.	The requirement of disclosing the information on the purposes of shares placement, on the persons who are going to acquire the placed shares, including a large block of shares, and also on the fact if top office holders of the Company are going to participate in the acquisition of the Company's shares being placed, is provided in the Company's informational regulations.	The Company's information regulations.
60.	Availability in the Company's internal documents of the list of information, documents and materials that should be provided to the stockholders for the solution of issues of the stockholders' general meeting.	Observed.	Item 12.13 of the Company's Charter; item 3.1 of the Provision on the procedure of holding the general meeting of the Company's stockholders.
61.	Availability with the Company of a web-site in the Internet and regular disclosure of information about the Company at this web-site.	The Company has a web-site in the Internet: www.vt.ru, where the information about the Company is regularly disclosed.	
62.	Availability in the Company's internal documents the requirement of disclosing information on the Company's transactions with persons who as per the Charter are top office holders of the Company, and also on the company's transactions with organizations where the Company's top office holders directly or indirectly own 20 and more per cent of the company's charter capital or which may be materially affected by such office holders	In accordance with current Russian legislation the Company discloses the information on related party transactions in the form of communication about an essential fact and communication on the data which may essentially affect the cost of the Company's securities.	Russia's FCSM regulation of 02.07.2003 № 03-32/пс "On disclosure of information by issuers of issuing securities
63.	Availability in the Company's internal documents of the requirement of disclosing information on all transactions that may affect the market cost of the Company's shares.	The Company's Board of directors makes decisions on the transactions that may affect the market cost of the Company's shares; the information about these decisions is disclosed in	Russia's FCSM regulation of 02.07.2003 № 03-32/пс "On disclosure of

		the form of press-releases. In accordance with current Russian legislation the Company discloses the information as regards the transactions that may affect the market cost of the Company's shares in the form of communication about an essential fact and communication on the data which may essentially affect the cost of the Company's securities.	information by issuers of issuing securities".
64.	Availability of the internal document, approved by the Board of directors, for using essential information about the Company's activity, shares and other securities of the Company and transactions with them; this information is not accessible to public and its disclosure may essentially affect the market cost of shares and other securities of the Company.	All the transactions made by the Company are accessible to public and the information about them is disclosed in the form of press-releases. In accordance with current Russian legislation the Company discloses a part of essential information about its activity, shares and other securities of the Company and the transactions with them; the disclosure of this information may essentially affect the market cost of shares and other securities of the Company; the information is disclosed in the form of an essential fact and communication on the data that may essentially affect the cost of the Company's securities.	Russia's FCSM regulation of 02.07.2003 № 03-32/пс "On disclosure of information by issuers of issuing securities"
Control over financial-economic activity			
65.	Availability of procedures of internal control over the Company's financial-economic activity, these procedures being approved by the Board of directors.	The Company's Board of directors approved: the rules of organizing and carrying out of integrated checks of financial-economic activity of the branches and their structural sub-divisions; the plan of checks by OJSC "VolgaTelecom" internal audit department of financial-economic activity of the branches and their structural sub-divisions for 2004.	Observed.
66.	Availability of the Company's special sub-division ensuring the compliance with the procedures of internal control (auditing service)	The functions of the sub-division ensuring the compliance with the procedures of internal control are carried out by the Department of internal audit.	Observed.
67.	Availability in the Company's internal documents of the requirement that the structure and the membership of auditing service of the Company is to be defined by the Board of directors.	Observed.	Sub-item 18 of item 13.4 of the Company's Charter
68.	The absence in the structure of the audit service of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market.	Observed.	
69.	The absence in the structure of the audit service of the persons who are members of the Company's executive bodies, and also of persons who are a participant, general director (manager), a member of the management body or an employee of a legal entity competing with the Company.	Observed.	

70.	Availability in the Company's internal documents of the time for submission of documents and materials for appreciation of carried out financial-economic operation to the audit service, and also the responsibility of the Company's high-ranking officials and employees for their non-submission at date designated.	The time for submission of documents and materials for appreciation of carried out financial-economic operation to the audit service is stipulated by the order of the General Director when instituting this check.	
71.	Availability in the Company's internal documents of the duty of the audit service to inform the committee for audit, and in case of its nonavailability, the Company's Board of directors about discovered faults.	The Department of the internal audit informs the Company's board of directors about discovered faults after demand.	
72.	Availability in the Company's Charter of the requirement of preliminary appreciation by the audit service of the expediency of making operations not envisaged by the Company's financial-economic plan (non-standard operations).	When the Company's Board of directors and the Management board approach the Company's auditing committee and the Department of internal audit, the latter may preliminary appreciate the operations not envisaged by the Company's financial-economic plan (non-standard operations).	
73.	Availability in the Company's internal documents of the procedure of coordination of a non-standard operation with the Board of directors.	In accordance with the labor contract the Company's General Director is obliged to inform preliminary (at least 2 weeks prior to the date of conclusion) the Company's Board of directors on transactions planned by the Company for conclusion in cases stipulated by this labor contract, including the coordination of a non-standard operation.	Sub-item 2 of item 13.4. of the Company's Charter
74.	Availability of the internal document, approved by the Board of directors, defining the procedure of carrying out the checks of the Company's financial-economic activity by the Auditing committee.	Observed.	Provision on the Company's Auditing Committee, approved on March 26, 2003 by joint (extraordinary) general meeting of shareholders.
75.	Appreciation of the auditor's report by the committee for audit before its presentation to stockholders at general meeting of stockholders	Observed.	
Dividends			
76.	Availability of the internal document, approved by the Board of directors, which serves as a guide for the Board of directors when adopting the recommendations about the size of dividends (Provision on dividend policy).	Partially observed	
77.	Availability in the Provision on dividend policy of the procedure of defining the minimum share of the Company's net profit allocated for dividends payment, and of the terms and conditions under which the dividends on preferred shares, the size of dividends on them being defined in the Company's charter, are not paid or are paid not in full.		
78.	Publication of data on the Company's dividend policy and amendments introduced into it in the periodical stipulated by the Company's Charter for publication of communications about holding of general meetings of stockholders, and also presentation of these data at the Company's web-site in the Internet.	Observed. The resolution of general meeting of stockholders on the payment of the Company's dividends is published in the periodical stipulated by the Company's Charter, and also is presented at the Company's web-site in the Internet.	

The information is presented in accordance with "Recommended practice on the structure and the form of presentation of information on observance of the Code of corporate governance in annual reports of joint-stock companies" approved by FCSM order № 03-849/p of 30.04.2003.

XV. INFORMATION FOR STOCKHOLDERS

15.1. The Company's Charter capital and Securities.

The Company's Charter capital is 1 639 764,97 thousand rubles.

The Company's placed and declared shares as of 1.01.2005.

Table 40.

Categories (types) of shares	Quantity (pieces)	Face value (rubles)
Placed shares:	327 952 994	5
• Ordinary – total	245 969 590	5
• Preferred type A shares – total	81 983 404	5
Declared shares:	1 830 589	5
• Ordinary shares	1 299 093	5
• Preferred type A shares	531 496	5

15.2. The structure of the joint-stock capital as of 01.01.2005.

Table 41.

Stockholders	Number of stockholders	Ordinary registered shares, % in Charter capital	Preferred registered shares, % in Charter capital	Stake in Charter capital
Legal entities, including	228	70,91	17,71	88,62
Owners, including	195	42,80	5,07	47,87
OJSC "Svyazinvest"	0	38,00	0,00	38,00
Nominee stockholders	33	28,11	12,64	40,75
Natural persons	30 363	4,10	7,29	11,38

Chart: The structure of the joint-stock capital as of 01.01.2005.

Chart 20.


17,2%
1,1%
1,3%
2,1%
4,0%
4,6%
5,2%
8,9%
17,6%
38,0%
OJSC "Investment communication company"
"ING Bank (Eurasia) CJSC" (CJSC)
CJSC "Depositary-clearing company"
CB "JPMorgan Bank International" (LLC)
Lindsell Enterprises Limited
CJSC "Brunswick UBS Nominees"
CJSC CB "Citibank"
Pruett Enterprises Limited
OJSC "RTK-Leasing"
Other stockholders

15.3. Information about the owners of the largest blocks of stock (the equity stake in the Charter capital is over 1%).

Table 42.

№	Name	Account category	Ordinary shares % of Charter capital	Preferred shares % of Charter capital	Stake in Charter capital (%)
1	Open Joint Stock Company "Investment communication company" ("Svyazinvest")	Owner	38,0035	0,0000	38,0035
2	"ING Bank (Eurasia) CJSC" (Close Joint Stock Company)	Nominee shareholder	15,328	2,316	17,644
3	Close Joint Stock Company "depositary-clearing company"	Nominee shareholder	3,603	5,273	8,876
4	Commercial bank "JPMorgan Bank International" (Limited Liability Company)	Nominee shareholder	3,858	1,327	5,185
5	Lindsell Enterprises Limited	Owner	1,098	3,476	4,574
6	Close Joint Stock Company "Brunswick UBS Nominees"	Nominee shareholder	1,443	2,530	3,973
7	Close Joint Stock Company Commercial Bank "Citibank"	Nominee shareholder	1,833	0,239	2,072
8	Pruett Enterprises Limited	Owner	0,817	0,527	1,344
9	Open Joint Stock Company "RTK-Leasing"	Owner	1,076	0,000	1,076
10	Other stockholders		32,9405	84,3120	17,2525

15.4. Information about trading sites (stock exchanges) where the Company's shares are quoted.

At present OJSC "VolgaTelecom" shares are allowed for circulation by three Russian trade organizers at securities market:

Table 43.

Trading site name	Ticker, ordinary registered shares	Ticker, preferred registered shares	Quotation list
Non-commercial partnership "Stock exchange Russian trading system" (NCP "Stock exchange RTS")	NNSI	NNSIP	A2
Open Joint Stock Company " Stock exchange Russian trading system" (OJSC "Stock exchange RTS")	NNSIG	NNSIPG	A2
Close Joint Stock Company "Stock exchange Moscow's Interbank Currency Exchange" (CJSC "stock exchange MICEX")	VTEL	VTELP	A1

The data on trading volume for 2004 at trading site NCP "Stock exchange RTS":

Table 44.

Ordinary shares			Preferred shares		
Number of transactions	Trading volume, pieces	Trading volume, US$	Number of transactions	Trading volume, pieces	Trading volume, US$
560	7 160 059	21 972 112	329	3 493 089	7 317 642

The data on the trading volume for the period from November 23, 2004 (the date of the trading start) to December 31, 2004 at trading site OJSC "Stock exchange RTS":

Table 45.

Ordinary shares			Preferred shares		
Number of transactions	Trading volume, pieces	Trading volume, rubles	Number of transactions	Trading volume, pieces	Trading volume, rubles
135	326 200	28 293 089	57	130 900	7 856 902

15.5. Information on the issue (support) and development of ADR Program.

The Company's ADR program of level I was registered in October 1997.

In 1997 the bank of New York was selected as the Depositary Bank of ADR program of level I, and in 2002 the Program was transferred to JPMorgan Chase Bank.

CJSC "ING Bank (Eurasia)" is the bank-custodian.

"Clifford Chace Punder" company is the legal adviser on the specified program.

One American Depositary Receipt corresponds to 2 registered paperless ordinary shares of the Company.

As of the end of 2004 the number of ADR was 17 657 870, which is 14,36 % of voting shares and 10,77 % of Charter capital of the Company.

Additional information on the Company's ADR Program is available in the Internet at: http://www.vt.ru/?id=551

15.6. Information about appropriation of credit rating and of corporate governance rating to the Company.

On August 10, 2004 corporate governance rating Service of "Standard & Poor's" confirmed the Company's corporate governance rating at CGR-5+ level and removed it from GovernanceWatch list ("CGR for revision"). Simultaneously "Standard & Poor's" increased OJSC "VolgaTelecom" rating as per Russian scale from CGR-5,8 to CGR-5,9.

On December 24, 2004 corporate governance rating Service of "Standard & Poor's" reduced CGRs of six Russian operators of wire line telephone communications controlled by OJSC "Svyazinvest", including OJSC "VolgaTelecom" – its rating was reduced from CGR-5+ (CGR-5,9 as per Russian scale) to CGR-5 (CGR-5,1 as per Russian scale).

On February 25 and September 16, 2004 International Rating Agency "Standard & Poor's" published the reports of the Company's credit ratings with confirmation of international long-term credit rating at "B" level, outlook – "stable".

"Standard & Poor's" kept the Company's long-term credit rating and the rating of its bonds issue for the amount of 1 billion rubles with the repayment period in February 2006 as per Russian scale at "ruA-" level.

The information about credit ratings and the Company's corporate governance rating is available in Internet at: http://www.vt.ru/?id=310, http://www.vt.ru/?id=1042.

15.7. Information about the Company's auditors (according to Russian and international standards):

Close Joint Stock Company "Ernst & Young Vneshaudit";

Location: 115035, Russia, Moscow, Sadovnicheskaiya naberezhnaya, bld.77, str.1;

The license for audit activity, including general and bank audit, and also the audit of insurance companies, funds and exchanges, № E003246, approved by order № 9 of January 17, 2003 of the Ministry of Finance of Russian Federation, it was issued for the term of five years;

The contract is valid till CJSC "Ernst & Young Vneshaudit" fulfills in full its obligations on audit of the Company's accounting statement for 2004.

15.8. Information about the Company's registry holder:

Close Joint Stock Company "Registrator- Svyaz"

License № 10-000-1-00258 of October 01, 2002 with no limitation of validity term, issued by Russia's FCSM;

Mail address: 107078, Moscow, Kalanchevskaya str., bld. 15 "a", P.O.Box. 45, telephone/fax – (095) 933-42-21, E-mail address: regsw@asvt.ru, consultr@asvt.ru

15.9. Information about the Company's branches

OJSC "VolgaTelecom" consists of General directorate and 11 branches:

- *General directorate*
  603000, Nizhny Novgorod city, Maxim Gorky square, Post House,
  Phone/fax: +7(8312) 33-20-47/30-67-68,
  e-mail: gd@vt.ru ,http://www.vt.ru
- *Kirov branch:*
  601000, Kirov city, Drelevsky str., 43/1,
  Phone/fax: +7(8332) 62-98-31/62-12-46,
  e-mail: dir@kirov.vt.ru , http://www.elsv.kirov.ru
- *Branch in the Republic of Maryi El*
  424000, the Republic of Maryi El, Yoshkar-Ola town, Sovietskaya str., 138,
  Phone/fax: +7(8362) 66-45-71/63-00-99,
  e-mail: info@mari.vt.ru, http://www.martelcom.ru
  Branch in the Republic of Mordoviya
  430000, the Republic of Mordoviya, Saransk town, Bolshevistskaya str., 13,
  Phone/fax: +7(8342) 32-70-04/17-60-70,
  e-mail: office@rm.vt.ru, http://www.isp.moris.ru
- *Nizhny Novgorod branch*
  603000, Nizhny Novgorod city, B. Pokrovskaya str., 56,
  Phone/fax: +7(8312) 30-55-32/34-05-19,
  e-mail: i.shuraleva@nnov.vt.ru , http://www.sinn.ru

- *Orenburg branch*
  460000, Orenburg city, Volodarsky str., 11,
  Phone/fax: +7(3532) 77-34-10/72-01-62,
  e-mail: office@reg.esoo.ru, http://www.esoo.ru
- *Penza branch*
  440606, Penza city, Kuprin str., 1/3,
  Phone/fax: +7(8412) 52-17-12/52-36-88,
  e-mail: e.alimova@penza.vt.ru, http://www.sura.ru
- *Samara branch*
  443010, Samara city, Krasnoarmeiskaya str., 17,
  Phone/fax: +7(8462) 32-10-20/70-40-20,
  e-mail: director@samara.vt.ru, http://www.ssr.ru
- *Saratov branch*
  410012, Saratov city, Kiselev str., 40,
  Phone/fax: +7(8452) 27-14-18/50-84-53,
  e-mail: office@saratov.vt.ru, http://www.san.ru
- *Branch in the Republic of Udmurtiya*
  426008, The Republic of Udmurtiya, Izhevsk city, Pushkinskaya str., 278,
  Phone/fax: +7(3412) 22-69-91/51-01-41,
  e-mail: utc@utc.ru, http://www.utc.ru
- *Ulyanovsk branch*
  432601, Ulyanovsk city, L.Tolstoy str., 60,
  Phone/fax: +7(8422) 41-20-10/41-44-20,
  e-mail: office@ul.vt.ru, http://www.new-ec.mv.ru
- *Branch in the Republic of Chuvashiya*
  428000, the Republic of Chuvashiya, Cheboksary town, Lenin avenue, 2,
  Phone/fax: +7(8352) 66-11-93/66-22-93,
  e-mail: director@chr.vt.ru, http://www.sich.ru

The Company's contact phone: +7 (8312) 33-20-47;
Fax: +7 (8312) 30-67-68
E-mail address: gd@vt.ru
Address in Internet: http://www.vt.ru

General Director of
OJSC "VolgaTelecom" ____________ **S.V. Omelchenko**

Chief accountant of
OJSC "VolgaTelecom" ____________ **N.I. Popkov**

The Company's annual report was preliminary approved by OJSC "VolgaTelecom" Board of directors on May 20, 2005 (minutes № 30).